UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SUMMARY			Pages

Performance Review			1
Independent Auditors' Report			14
Financial Statements
Balance Sheets			17
Income Statements			21
Statements of Changes in Stockholders' Equity - Bank			22
Statements of Changes in Stockholders' Equity - Consolidated			23
Statements of Cash Flows			24
Statements of Value Added			25
Notes to the Financial Statements
Note	1	. General Information	26
Note	2	. Presentation of Financial Statements	26
Note	3	. Significant Accounting Practices	27
Note	4	. Cash and Cash Equivalents	35
Note	5	. Interbank Investments	35
Note	6	. Securities and Derivatives Financial Instruments.	37
Note	7	. Interbank Accounts	56
Note	8	. Loan Portfolio and Allowance for Loan Losses	57
Note	9	. Foreign Exchange Portfolio	61
Note	10	. Securities Trading and Brokerage	61
Note	11	. Tax Credits	62
Note	12	. Other Receivables - Other	64
Note	13	. Non-Current Assets Held for Sale	64
Note	14	. Dependences Information and Foreign Subsidiary	64
Note	15	. Investments in Affiliates and Subsidiaries	66
Note	16	. Fixed Assets	74
Note	17	. Intangibles	74
Note	18	. Funding and Borrowings and Onlendings	75
Note	19	. Tax and Social Security	78
Note	20	. Subordinated Debts	79
Note	21	. Debt Instruments Eligible to Compose Capital.	80
Note	22	. Other Payables - Other	80
Note	23	. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security	81
Note	24	. Stockholders’ Equity	85
Note	25	. Operational Ratios	87
Note	26	. Related Parties	87
Note	27	. Income from Services Rendered and Banking Fees	95
Note	28	. Personnel Expenses	95
Note	29	. Other Administrative Expenses	96
Note	30	. Tax Expenses	96
Note	31	. Other Operating Income	96
Note	32	. Other Operating Expenses	97
Note	33	. Non-Operating Income	97
Note	34	. Income Tax and Social Contribution	98
Note	35	. Employee Benefit Plans - Post-Employment Benefits	98
Note	36	. Risk Management Structure	107
Note	37	. Corporate Restructuring	114
Note	38	. Other Information	115
Executive’s Report of Financial Statements			118
Executive’s Report of Independent Auditors' Report			119

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
PERFORMANCE REVIEW

Dear Stockholders:

We present the Performance Review to Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) related to the period ended March 31, 2018, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided by the Accounting National Financial System Institutions (Cosif) and the Brazilian Exchange Commission (CVM), that does not conflict with the rules issued by Bacen.

The consolidated financial statements in accordance with the International Accounting Standards Board (IASB) for the three-month period ended March 31, 2018, were disclosed simultaneously on the website www.santander.com.br/ri.

1) Macroeconomic Environment

Banco Santander continues to see 2018 as the year of consolidation of the resumption of the Brazilian economy. Inflation continues to decline, interest rates have fallen, and good economic performance has spread to a growing number of productive sectors and regions.

The growth of 1% of the Brazilian GDP in 2017, although relatively modest, confirmed the end of the recession that began in mid-2014, one of the longest and deepest in recent history. In line with this growth scenario, there are also clear signs of recovery in the credit and labor markets, albeit at a moderate pace, in this first moment.

Inflation continues to decline despite stronger consumption expansion. The still very high levels of unemployment should avoid relevant inflationary pressures. In this sense, interest rates tend to remain low for an extended period.

Among the main factors of uncertainty are: 1) the international scenario, with the increase of protectionism and geopolitical tensions; and 2) political uncertainties and the lack of reforms in Brazil, mainly of social security that can increase market volatility and put pressure on the exchange rate. The low level of external indebtedness, high international reserves and good export performance indicate that Brazil is well positioned to cope with possible external turbulence.

2) Performance

2.1) Corporate Net Income

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	3M18	3M17	annual changes %	4Q17	1Q18 vs. 4Q17 changes %
Financial Income	19,190.3	21,100.4	-9.1	16,558.6	15.9
Financial Expenses	(11,932.5)	(13,579.6)	-12.1	(10,928.6)	9.2
Gross Profit From Financial Operations (1)	7,257.8	7,520.7	-3.5	5,630.0	28.9
Other Operating (Expenses) Income (2)	(2,416.1)	(3,373.8)	-28.4	(3,068.2)	-21.3

Operating Income	4,841.7	4,146.9	16.8	2,561.8	89.0

Non-Operating Income	12.6	(68.4)	-118.4	53.0	-76.3

Income Before Taxes on Income and Profit Sharing	4,854.2	4,078.5	19.0	2,614.8	85.6

Income Tax and Social Contribution (1)	(1,484.9)	(1,845.3)	-19.5	333.7	-545.0
Profit Sharing	(466.3)	(319.2)	46.1	(357.2)	30.5
Non-Controlling Interest	(83.3)	(89.6)	-7.0	(93.3)	-10.7

Consolidated Net Income	2,819.7	1,824.5	54.6	2,498.1	12.9

Excludes goodwill amortizations expenses (3)	69.4	455.7	-84.8	166.2	-58.3

Net Income Excluding Goodwill Amortization	2,889.1	2,280.1	26.7	2,664.2	8.4

For a better understanding of the results in BRGAAP, below is the Gross Profit from Financial Operations, disregarding the hedge effect (according to item 1):

ADJUSTED GROSS PROFIT FROM FINANCIAL OPERATIONS (R$ Million)	3M18	3M17	annual changes %	4Q17	1Q18 vs. 4Q17 changes %
Operating Income	7,257.8	7,520.7	-3.5	5,630.0	28.9
Income Tax and Social Contribution (hedge)	150.5	(872.3)	-117.3	1,326.5	-88.7
Adjusted Gross Profit From Financial Operations	7,408.3	6,648.4	11.4	6,956.5	6.5

INCOME TAX AND SOCIAL CONTRIBUITION (R$ Million)	3M18	3M17	annual changes %	4Q17	1Q18 vs. 4Q17 changes %
Income Tax and Social Contribution	(1,484.9)	(1,845.3)	-19.5	333.7	-545.0
Income Tax and Social Contribution (hedge)	(150.5)	872.3	-117.3	(1,326.5)	-88.7
Adjusted Income Tax and Social Contribution	(1,635.4)	(973.0)	68.3	(992.8)	64.7

1) Foreign Exchange Hedge of the Grand Cayman Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates a branch in the Cayman Islands and a subsidiary called Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (subsidiary in Spain) which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax net income.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense  (PIS/Cofins) and income taxes (IR/CSLL), as demonstrated below:

FOREIGN EXCHANGE HEDGE OF THE GRAND CAYMAN BRANCH AND THE SUBSIDIARY SANTANDER BRASIL EFC (R$ Million)	3M18	3M17	annual changes %	4Q17	1Q18 vs. 4Q17 changes %
Exchange Variation	183.9	(1,066.0)	-117.3	1,621.9	-88.7
Derivative Financial Instruments	(350.7)	2,032.9	-117.3	(3,092.6)	-88.7
Income Tax and Social Contribution	150.5	(872.3)	-117.3	1,326.5	-88.7
PIS/Cofins - Tax Expenses	16.3	(94.5)	-117.3	144.8	-88.7

2) Other Operating (Expenses) Income

Fees - Income from Services Rendered and Banking Fees grew, mainly, due to the greater linkage and to the higher transactionality. This was due to: (a) credit/debit card commission and Acquirer Services, on March 31, 2018, a growth of 17.3%, mainly, due to the increase in average revenues, driven by innovations and partnerships carried out over the last year; (b) current account service, an increase of 22.0%, influenced by the greater transactionality of the Bank's customers; and (c) insurance fees, an increase of 12.6%, due to the expansion of the product portfolio and growth of the lending product, which accompanies the credit dynamics, all compared to the first quarter of 2017.

Fees (R$ Millions)	3M18	3M17	annual changes %	4Q17	1Q18 vs. 4Q17 changes %
Cards (Debit and Credit) and Acquiring Services	1,340.2	1,143.0	17.3	1,394.4	-3.9
Checking Account Services	797.6	653.6	22.0	763.8	4.4
Insurance Fees	662.1	587.9	12.6	721.3	-8.2

General Expenses - The total of general expenses including personnel expenses, other administrative expenses and profit sharing expenses, excluding the effects of goodwill amortization, increased 3.8%, while personnel and profit sharing expenses increased 4.9% and other administrative expenses increased 2.8%, all of which were purchased in the first quarter of 2017. The increase in personnel expenses was, mainly, influenced by the distribution of profit sharing in line with performance of results. The increase in administrative expenses was, mainly, influenced by higher expenses with advertising, promotions and publicity, due to greater commercial actions in the period and data processing, due to the additional expenses of technology, resulting from the resizing of the new level of transactions.

General Expenses (R$ Millions)	3M18	3M17	annual changes %	4Q17	1Q18 vs. 4Q17 changes %
Personnel Expenses	(2,308.9)	(2,200.3)	4.9	(2,366.6)	-2.4
Other Administrative Expenses	(2,496.5)	(2,428.7)	2.8	(2,825.1)	-11.6
General Expenses, excluding the effects of goodwill amortization	(4,805.4)	(4,629.0)	3.8	(5,191.8)	-7.4

3) Goodwill Amortization Expenses

The variation was, mainly, due to the amortization of Banco Real's acquisition goodwill, completed in October 2017, which was the principal goodwill amortized.

2.2) Assets and Liabilities

CONSOLIDATED BALANCE SHEETS (R$ Millions)	Mar/18	Dec/17	changes in the period %	Mar/17	annual changes %
Current and Long-Term Assets	713,328.6	672,560.6	6.1	701,087.5	1.7
Permanent Assets	11,019.5	11,171.6	-1.4	12,429.5	-11.3
TOTAL ASSETS	724,348.1	683,732.2	5.9	713,517.1	1.5

Current and Long-Term Liabilities	659,629.0	621,824.2	6.1	649,710.5	1.5
Deferred Income	470.2	511.4	-8.1	542.6	-13.4
Non-Controlling Interest	2,001.7	1,896.7	5.5	2,566.4	-22.0

Stockholders' Equity	62,247.2	59,500.0	4.6	60,697.5	2.6

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	724,348.1	683,732.2	5.9	713,517.1	1.5

Total assets are, mainly, represented:

(R$ Millions)	Mar/18	Dec/17	changes in the period %	Mar/17	annual changes %
Loan Portfolio	280,398.1	272,562.2	2.9	257,168.8	9.0
Securities and Derivative Financial Instruments (1)	193,149.3	171,729.7	12.5	166,131.4	16.3
Interbank Investments	44,334.7	46,760.7	-5.2	52,642.0	-15.8
Interbank Accounts	81,953.2	82,503.8	-0.7	64,369.4	27.3

(1) Given the provisions of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity, securities classified as held-to-maturity, in the amount of R$9,704.1 million on March 31, 2018 (12/31/2017 - R$9,579.0 million).

2.3) Loan Portfolio

MANAGEMENT DISCLOSURE OF LOAN PORTFOLIO BY SEGMENT (R$ Million)	Mar/18	Dec/17	changes in the period %	Mar/17	annual changes %
Individuals (1)	113,700.3	108,115.3	5.2	93,986.4	21.0
Consumer Finance	43,611.4	41,884.4	4.1	35,778.6	21.9
Small and Medium-sized Entities	34,320.3	34,287.7	0.1	32,511.5	5.6
Large-sized Entity	88,766.1	88,274.8	0.6	94,892.3	-6.5
Total Loan portfolio (gross)	280,398.1	272,562.2	2.9	257,168.8	9.0

Other Operations with Credit Risk	73,521.7	75,345.2	-2.4	68,324.4	7.6
Total Extended Portfolio (gross)	353,919.8	347,907.4	1.7	325,493.2	8.7

Allowance for Loan Losses	(17,746.8)	(17,462.0)	1.6	(17,083.9)	3.9

Total Loan portfolio (net)	336,173.0	330,445.4	1.7	308,409.3	9.0

(1) Including the loans to individual in the consumer finance segment, the individual portfolio reached R$152,633 on March 31, 2018 (12/31/2017 - R$144,942).

On March 31, 2018, the main highlight was the segmens: (a) "Individuals", which presented growth in both periods, being 5.2% higher compared to the December, 2017 and 21.0% in March, 2017, mainly, influenced by the payroll growth, due to the retail performance and the digital channel experience; (b) "Consumer Finance" also grew in both periods, being 4.1% higher compared to the December, 2017 and 21.9% in March, 2017. The growth of this portfolio reflects the increase in sales, due to the + Business platform, which continues with a strong growth of 33% in the single simulations. The Cockpit platform was launched this quarter, reinforcing the Bank's focus on providing simpler and more agile service with digital solutions and better customer experiences.

Delinquency

The over-90 delinquency ratio reached 2.9% of the total credit portfolio in March, 2018, decreasing 0.2 b.p over December, 2017 (3.2%) and the same as in March, 2017 (2.9%). The quality indicators of the portfolio remain under control, supported by the assertiveness of the risk models.

Allowance for loan losses represents 6.3% of the loan portfolio in March, 2018, 6.4% in December, 2017 and 6.6% in March, 2017.

The allowance for loan losses expenses, net of revenues with recovery of loans previously written off for the period ended on March 31, 2018 is R$2,738.7 million and R$2,233.4 million in 2017, increasing 22.6%. This improvement shows the quality indicators of the credit portfolio at controlled levels.

2.4) Funding by Customers

FUNDING BY CUSTOMERS (R$ Millions)	Mar/18	Dec/17	changes in the period %	Mar/17	annual changes %
Demand Deposits	16,798.9	17,177.0	-2.2	14,823.6	13.3
Saving Deposits	41,408.7	40,572.4	2.1	36,113.9	14.7
Time Deposits	159,377.9	142,480.7	11.9	94,812.8	68.1
Debentures/LCI/LCA(1)	59,651.4	70,470.5	-15.4	96,261.2	-38.0
Treasury Bills/Structured Operations Certificates	39,581.4	36,918.5	7.2	58,666.8	-32.5

Total Funding	316,818.3	307,619.0	3.0	300,678.3	5.4
(1) Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).

The total funding resources increased 3.0%, compared to December, 2017, highlighting the growth of Time Deposits. The growth in the Term Deposits line was mainly due to the reduction in funding from Letras Financeiras and Bacen Resolution 4,527, effective in May 2017, which impacted Debentures in the period.

2.5) Stockholders’ Equity

In March, 2018, Banco Santander consolidated stockholders’ equity presented an increase of 4.6% compared to December, 2017.

The variation in the Stockholders' Equity balance between March 2018 and December 2017 was, mainly, due to the positive variation of the asset valuation adjustment (securities and derivative financial instruments) in the amount of R$549.2 million and the net income for the period in the amount of R$2,819.7 million and reduced, mainly, by the established of Interest on Capital in the amount of R$600 million.

Treasury Shares

In the meeting held on November 1, 2017, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,717,204 Units, representing 38,717,204 common shares and 38,717,204 preferred shares, or the ADRs, which, on September 30, 2017, corresponded to approximately 1.03% of the Bank’s share capital. On September 30, 2017, the Bank held 373,269,828 common shares and 401,074,242 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 365 days counted from November 6, 2017, and will expire on November 5, 2018.

				Mar/18	Dec/17
				Quantity	Quantity
				Units	Units
Treasury shares at beginning of the period				1,773	25,786
Cancellation (1)				-	(32,276)
Shares Acquisitions				5,088	12,768
Payment - Share-based compensation				(4,028)	(4,505)
Treasury shares at end of the period				2,833	1,773
Subtotal - Treasury Shares in thousands of reais				R$ 102,509	R$ 148,246
Emission Costs in thousands of Reais				R$ 206	R$ 194
Balance of Treasury Shares in thousands of reais				R$ 102,715	R$ 148,440

Cost/market Value				Units	Units
Minimum cost				R$ 7.55	R$ 7.55
Weighted average cost				R$ 25.75	R$ 24.41
Maximum cost				R$ 36.98	R$ 32.29
Market value				R$ 27.64	R$ 27.64

(1) At the Extraordinary General Meeting held on September 18, 2017, the cancellation of 64,551,366 treasury shares (equivalent to 32,276 hundred Units) , representing the totality of the treasury shares recorded in the book of registry of nominative shares on that date, with no capital reduction, and the consequent amendment of caput of article 5 of the Bylaws, in order to reflect the new amount of common and preferred shares, nominative and without par value representing the Banco Santander share capital.

In the first quarter of 2018, there were highlights of Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)			3M18	12M17	3M17
Interest on capital			600.0	3,800.0	0.0
Intercalary Dividends			0.0	2,500.0	0.0
Total			600.0	6,300.0	0.0

2.6) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher than the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

As required by Resolution CMN 4,193/2013, the requirement for Regulatory Capital in 2017 was 10.5%, composed by 9.25% of Minimum Regulatory Capital plus 1.25% of Additional Conservation Buffer. Considering this additional, the Tier I increased to 7.25% and the Minimum Main Capital to 5.75%.

For the base year 2018, the requirement for Regulatory Capital increased to 11.0%, including 8.625% of Minimum Regulatory Capital and a further 2.375% of Principal Capital Additional, being 1.875% of the additional conservation portion and 0.5% of the additional systemic portion. The Tier I reaches 8.375% and the Minimum Principal Capital 6.875%.

The Basel ratio is determined in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown bellow:

BASEL INDEX %			Mar/18	Dec/17	Mar/17
Basel Index - consolidated			15.27	15.83	15.76

2.7) Main Subsidiaries

The table below presents the balances of total assets, net assets, net income and credit operations for the period ended March 31, 2018 for the main subsidiaries of Banco Santander portfolio:

SUBSIDIARIES (R$ Millions)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership/Interest (%)
Santander Leasing S.A. Arrendamento Mercantil	24,189.5	5,893.2	73.8	1,907.3	99.99%
Aymoré Crédito, Financiamento e Investimento S.A.	39,779.0	1,757.5	211.4	34,000.4	100.00%
Santander Brasil, Establecimiento Financiero de Crédito, S.A.	3,356.0	3,145.6	22.2	1,977.0	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado)	11,930.0	970.0	75.6	11,664.3	60.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	21,450.1	1,896.9	104.7	0.0	88.50%
Banco PSA Finance Brasil S.A.	1,813.3	302.5	7.9	1,657.3	50.00%
Banco RCI Brasil S.A.	9,310.7	1,120.3	43.2	7,680.3	39.89%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,104.9	574.9	10.3	0.0	100.00%

(1) Includes Leasing portfolio and other loans.

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules issued by Bacen.

3) Other Events

3.1) Market Maker Services

On September 28, 2017, the Bank announced the hiring of BTG Pactual Corretora de Títulos e Valores Mobiliários S.A. as the market maker services provider for the Stocks Deposits Certificates (Units) issuance by the Bank, under the code SANB11, traded by B3 – Brasil, Bolsa, Balcão S.A. (B3 S.A.) (current name of BM&Bovespa – Bolsa de Valores, Mercadorias e Futuros), which is replacing Brasil Plural Corretora de Câmbio, Títulos e Valores Mobiliários S.A.. The new market maker has began its activities on January 2, 2018.

3.2) Public offering of Qatar Holding LLC

On April 11, 2017, Banco Santander in Brasil informed its shareholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of 80,000,000 units issued by Banco Santander in Brasil and held by Qatar Holding LLC (Selling Shareholder), including in the form of American Depositary Shares (ADSs), having been allocated 22,000,000 Units for the Brazilian offering and 58,000,000 ADSs for the international offering. The price per Unit was set at R$25.00, resulting on a total amount of R$2 billion. Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of 12,000,000 Units, exclusively in the form of ADSs also held by the Selling Shareholder.

3.3) Non-Current Assets Held for Sale

On April 20, 2017, Banco Santander acquired from Grupo WTorre shares equivalent to 94.60% of the capital stock of Rojo Entretenimento SA (current corporate name of Real TJK Empreendimento Imobiliário SA), which is the owner company of the Santander Theatre, due to a debt restructuring.

The stake in such investment has temporary character and is registered as non-current assets held for sale.

3.4) Opening of the branch in Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Luxembourg Finance Minister on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman agency in the equivalent amount, the value of US$1 billion was allocated to the capital stock of the Luxembourg branch.

3.5) Accession to the Program, according to MP 783/2017

In October 2017 the Bank also joined the Incentive Payment Programs and Installments issued by the cities Rio de Janeiro and São Paulo. Accessions to the programs include lawsuits and administrative proceedings related to ISS of the periods from 2005 to 2016, in the total amount of R$293 million. As a consequence were registered income of R$435 million. The result recorded a reversal of provisions, net of tax effects, in the amount of R$96 million.

In August 2017, Banco Santander adhered to the program for the payment of tax and social security debts (in accordance with MP 783/2017). Adherence to the program included administrative proceedings related to IRPJ, CSLL and Social Security Contributions referring to the base periods from 1999 to 2005, in the total of R$534 million, after the benefits of the installment program, of which R$192 million was paid in August 2017 and R$300 million in January 2018. With the conversion of the provisional measure into law, and its amendments, the amount became R$492 million.

3.6) Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Banco Santander.

a) Acquisition of technology companies Isban Brasil S.A. and Produban Serviços de Informática S.A.

Banco Santander purchased, on February 19, 2018, the shares representing the totality of equity capital of Isban Brasil S.A., formerly held by Ingeniería de Software Bancário, S.L., for the amount of BRL 61.078. On February 28, 2018, Banco Santander acquired the shares corresponding to 100% equity stake of Produban Serviços de Informática S.A., through payment of BRL 43 million in benefit of Produban Servicios Informáticos Generales, S.L. The parties involved in the transaction have Banco Santander, S.A. (Santander Spain) as common indirect controller, being certain that such operations were accomplished under market conditions.
At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33 million, through the issuance of 11,783,900 new registered shares and without par value. The totality of Isban Brasil shares issued as a result of the capital increase was subscribed and paid in by the shareholder Banco Santander Brasil.

b) Partnership Formation with HDI Seguros S.A. for the Creation of the Totally Digital Cars Insurance Company

On December 20, 2017, Banco Santander signed binding documents with HDI Seguros SA (HDI Seguros), to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. The completion of the operation is subject to compliance with certain conditions, including obtaining the relevant regulatory authorizations. On March 2, 2018 the CADE approval has been granted.

c) Agreement for Indirect Purchase of Shares Capital of Ipanema Empreendimentos e Participações and Gestora de Investimentos Ipanema

On July 5, 2017, Atual Securitizadora, a wholly-owned subsidiary of Banco Santander, entered into a purchase and sale agreement to acquire a corporate interest equivalent to 70% of the quotas representing Ipanema Empreendimentos e Participações Ltda. Gestora de Investimentos Ipanema Ltda. and the Investment Fund Ipanema NPL V. On September 19, 2017, the Central Bank authorized the acquisition and, after fulfilling the other conditions precedent, the parties concluded the transaction on October 16, 2017.

d) Incorporation of the Gestora de Inteligência de Crédito S.A. – Partnership between Banco Santander and Others Banks of Brazilian Market

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito SA ("Company"), were signed by the stockholders, whose control will be shared among the shareholders who will hold 20% of the its share capital each. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

e) Partnership with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the constitution of a partnership with Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A.  and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. The implementation of the operation shall be subject to the applicable regulatory approvals. On September 19th, 2017, it was published in the Federal Official Gazette the Presidential Decree recognizing the Brazilian government’s interest in the foreign shareholding on a national financial entity to be incorporated jointly by Santander and Hyundai groups. Moreover, in September 27, 2017, the Central Bank of Brazil issued an official letter with its positive manifestation in favor of the project and authorized the setup of the organizational structure of Banco Hyundai Capital Brasil S.A. Pursuant to the new corporate structure established between the parties in March 2018, the shareholding composition of the partnership shall have an equity participation of 50% held by Aymoré CFI and 50% held Hyundai Capital. The completion of the operation is subject to compliance with certain conditions, including obtaining the relevant regulatory authorizations. On March 2, 2018, authorization was granted by CADE.

f) Other Corporate Events

• On February 28, 2018, the company Isban Brasil S.A. was merged in Produban Serviços de Informática S.A. (both entities controlled and with totality of their equity stake held by Banco Santander), being certain that Produban Serviços de Informática S.A. has succeeded the extinguished Isban Brasil S.A. in all of its rights and obligations. On the same date, Produban Serviços de Informtática had its corporate name changed to Santander Brasil Tecnologia S.A., a company controlled and with equity fully held by Banco Santander.

• On December 22, 2017, Santander Corretora de Seguros (current corporate name of Santander Participações SA), Cia de Ferro Ligas da Bahia - Ferbasa SA (Ferbasa) and Brazil Wind SA entered into an agreement for the sale of 100% percent) of the shares issued by BW Guirapá I SA (respectively the Contract and BW Guirapá I SA) held by Santander Corretora de Seguros and Brazil Wind SA to Ferbasa (Operation). The basic price of the total sale of this operation is R$414 million, and an additional amount of up to R$35 million may be paid if future targets stipulated in the Contract are met. On April 2, 2018, the closing of the transaction was implemented. This investment was written off, as a result the assets and liabilities of BW Guirapa and its subsidiaries are no longer consolidated in the Conglomerate Balance Sheet, and the result is recorded in the income statement until the base date of November 30, 2017.

• On November 30, 2017, the merger and the Private Instrument of Protocol and Justification of the Merger Santander Serviços by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.). With the extinction of Santander Serviços , Santander Corretora de Seguros became its successor in all its rights and obligations.

• On November 17, 2017, was formalized the acquisition by Banco Santander of the participation by Santusa Holding, S.L. (equivalent to 39.35%) in the share capital of Santander Serviços. Thus, Banco Santander becomes the holder of 99.99% of the shares of Santander Serviços.

• On October 26, 2017, after the Central Bank of Brazil issued an official letter with its positive manifestation in favor of the transaction, was formalized the acquisition by Banco Santander from all of the shares of Webcasas S.A. held by Santander Serviços. On November 1st, 2017, Webcasas S.A. was renamed to Santander Holding Imobiliária S.A. and had its corporate purpose altered to include activities related to real estate business.

• On September 29, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Brasil Advisory by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on August 31, 2017, all of the assets, rights and obligations of Santander Brasil Advisory. With the extinction of Santander Brasil Advisory the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On August 31, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Microcrédito by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on June 30, 2017, all of the assets, rights and obligations of Santander Microcrédito. With the extinction of Santander Microcrédito the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On March 10, 2017, was approved at the EGM of Santander Brasil Advisory, in order to simplify the operational procedures of the company, the group of shares representing its capital stock at the ratio of 100,000 common shares to one common share. As a result of the reverse split, the number of shares representing the Santander Brasil Advisory capital stock was changed from 1,370,914 to 13 common shares, all nominative and without par value, and any fractional shares were canceled. Shareholders who individually held less shares than the one adopted as a reason for the reverse split will receive for their shares the book value to them before the reverse split, calculated based on the shareholders' equity reflected in the Santander Brasil Advisory balance sheet drawn up in February 2017, which is, R$11.22 per common share.

4) Strategy

Banco Santander is the only international bank with a scale in the country. The Bank is sure that the way to grow in a profitable, recurring and sustainable way is to provide excellent services to increase the level of satisfaction and obtain more clients, more linked. The Bank's operations are based on a close and lasting relationship with customers, suppliers and shareholders. To achieve it, the purpose is to contribute to people and businesses to prosper, being a Simple, Personal and Fair Bank, with the following strategic priorities:

• Increase customer preference and engagement with segmented, simple, digital and innovative products and services through a multi-channel platform;

• Improve the profitability, recurrence and sustainability of our results by growing in businesses with greater revenue diversification, aiming to strike a balance between loan, funding and services, while maintaining a preemptive risk management approach and rigorous cost control.

• Have capital and liquidity discipline to maintain soundness, address regulatory change, and seize growth opportunities; and

• Boost productivity through an intense agenda of commercial improvements that enable us to offer a complete portfolio of services.

Increased profitability, supported by a solid and sustainable business model, coupled with improved customer experience and satisfaction, remain our strategic focus. This quarter, we made progress in strengthening our internal culture, continued to deliver consistent improvements in customer experience through novel solutions and quality service, besides expanding our market share in a profitable manner. Among the initiatives in the period, the Bank highlight:

People

The Bank believes that employee engagement and commitment provide greater sustainability for our business. Hence, The Bank highlight the actions on the following key fronts:

• Communication: Top leadership closer to employees, providing opportunities for monthly dialogues.

• Meritocracy:The Bank believes results speak louder and, for this reason, last year the Banco paid a record amount in variable compensation to employees, which was aligned with the performance of results.

• Culture and leadership: The Bank supports the development, intrapreneurship and protagonism of the employees.

Santander Academy: With the goal of disseminating knowledge through courses and development tools, the Academy encourages individual protagonism in the technical training of the employees. Since its launch, just over a year ago, it has already achieved prominent indicators: (i) 73% of trainings were performed by internal multipliers; (ii) 95% of employees participated in trainings, with more than 220 thousand mobile accesses and over 1.3 million computer accesses.

As a result of all the Bank's actions, reached 88% engagement in 2017 and, for the second consecutive year, we ranked among the best companies to work for.

Customer loyalty

Growing the Bank's customer base and transactionality continue to be the main drivers of the results. Thus, one year ago the Bank implemented the Net Promoter Score (NPS), a methodology that measures customer satisfaction, which reached 49 this quarter, improving by 500 bps. in twelve months, a reflection of the commercial actions. This indicator is applied to key products in the service channels and branches, and it has also become one of the remuneration metrics. As a result of the Bank's actions, the base of active current account holders has been growing for 33 consecutive months.

Retail

This quarter, the Bank continued to make strides in strategic actions, as illustrated by the following achievements:

• Cards: credit card turnover continues to enjoy double-digit growth, reaching 24.7% this quarter compared to the same period last year. The Bank have completed one year of offering AAdvantage® cards, maintaining a high average activation rate. Santander Way still holds high ratings in app stores (4.8 stars on Apple and 4.5 on Google Play), and this quarter it unveiled a new feature called "Supercrédito", which allows both account and non-account holders to apply for personal loans directly from the app. This quarter, the Bank intensified media campaigns to promote Santander Pass (NFC technology bracelet and sticker for contactless payments), making available the possibility to request the card and Santander Pass simultaneously through the Bank's institutional portal.

• Payroll Loans: it maintained strong growth in origination (+53.1% in twelve months), which enabled the Bank to expand the market share by 120bps, to 12.0% (Source: Bacen, as of February 2018). Moreover, the Bank increased the number of contracts from digital payroll loans by 3.6 times compared to the previous quarter.

• Real Estate: the Bank remained focused on commercial actions for our customers, aimed at advancing the product, as well as on the offer of Mortgage Loans at single-digit rates, which allowed the Bank to increase the market share in origination by 874bps in twelve months, reaching 12.1% (Source: Bacen, as of February 2018).

• Investments: the Bank continued to improve customer service and reinforce the concept of financial advisory. In the quarter, Santander One recorded more than 10.7 million views.

Santander Corretora ranked 1st in stock picking in 2018 by Brazilian newspaper Valor Econômico.

Santander One Pay FX

In line with the Bank's strategy of improving customer experience, was launched Santander One Pay FX, a disruptive service platform that allows international transfers to individual clients based on blockchain technology. With this innovation, the customers will be able to make these transactions in a more agile, simple and safe way.

Agro

The Bank remained focused on offering a specialized service and products that fit the customer's profile. Aligned to our strategy, in the first quarter of 2018 we inaugurated two more segment-targeted branches (Agro Specialty Stores), adding up to a total of sixteen.

Getnet

• The Bank's strategy in the segment, centered on providing groundbreaking solutions and integrating the acquiring offer, enabled the Bank to keep posting strong turnover growth (+30% in twelve months), totaling R$ 40.9 billion. This increase is explained by credit (+22.3% in twelve months) and debt (+44.0% in twelve months). The Bank also kept gaining market share (+ 180bps in twelve months), reaching 12.3% (Source: ABECS, as of December 2017). During this period, the Bank carried out commercial actions with special conditions for the customers. The initiative reinforces the focus on increasing loyalty and expanding the customer base.

Small and Medium Enterprises (SMEs)

The Bank increased market share and reached 10.3% (Source: Bacen, as of December 2017) (+ 170bps YoY). In 2018, the Bank will remain focused on intensifying the efforts in this segment with differentiated, sector-oriented and specialized services to enhance customer experience, thereby growing the portfolio and achieving greater loyalty.

Strengthening leading businesses

Webmotors: Brazil's largest portal in the automotive segment, with approximately 10 million unique visits per month, launched Cockpit, a disruptive platform for car dealers, which brings together solutions for the entire car buying and selling journey. Among the main functionalities are business management/performance/buyer profile (CRM), data intelligence, predictive models and pricing (Autoguru) and market data. The Bank will integrate this new platform with Santander Financeira. With that, the Bank remain concentrated on offering a simpler and more agile service, with digital solutions and a better experience for the customers.

Santander Financiamentos: the Bank held on to the lead in vehicle financing, with a market share of 23.6% (Source: Bacen, as of February 2018) (+ 281bps in twelve months). The +Negócios platform continues to support the expansion of the segment, recording a 12-month increase of 33.0% in unique car loan simulations. The +Vezes platform is still keeping the Bank in a good position to capture business opportunities.
This quarter the Bank entered into a partnership with Kia Motors do Brasil, which allows the Bank to use the experience and innovation capacity to develop solutions for the brand's consumers. This association gives the even more strength to consolidate the leadership in the market.

Global Corporate Banking (GCB): The Bank continues to be recognized as leaders in the following areas:

• In the foreign exchange market according to the Bacen (Source: Bacen, as of March 2017).

• In financial advisory for project financing in Brazil, according to Dealogic and Anbima (Financial Advisory in the Americas. Dealogic. 2017 and Financial Advisory – leadership since 2008, ANBIMA 2016).

Sustainability

On the sustainability front, Santander continues to hold a prominent spot in the Santander Prospera Microcredit Program, which totaled R$ 448 million in the loan portfolio at the end of March 2018. In the higher education segment, we have awarded around 9.7 thousand scholarships since 2015, actively contributing to the advancement of education in the country. The social and environmental loan portfolio came to R$2.1 billion at the end of March 2018.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

(1) Latest Credit Analysis report issued on: January 12, 2018.
(2) Latest Credit Analysis report issued on: April 10, 2018.

6) Corporate Governance

The Board of Directors approved, in a meeting held on April 24, 2017, the Banco Santander's Consolidated Financial Statements, prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen and the Banco Santander's Interim Consolidated Financial Statements, prepared in accordance with the International Financial Reporting Standards (IFRS), for period ended March 31, 2018.

The Board of Directors approved, in a meeting held on March 27, 2018, the Declaration and payment of Interest on Equity, in the gross amount of R$600 million, for payment from April 26, 2018, with no compensation of monetary restatement.

The Board of Directors was aware, in a meeting held on March 16, 2018, the resignation of presented by the Officer without specific designation of the Company Mr. Felipe Pires Guerra de Carvalho.

The Board of Directors was aware, in a meeting held on March 5, 2018, the resignation of presented by the Officer without specific designation of the Company Mr. Marcelo Zerbinatti.

The Board of Directors ratified, in a meeting held on February 26, 2018, the exoneration, on February 9, 2018, of Mrs. Maria Eugênia Andrade Lopez Santos, Executive Director of the Company.

The Board of Directors, in a meeting held on February 26, 2018: (i) was aware the resignation of presented by the Company´s Vice-President Executive Officer, Mr. Alexandre Silva D´Ambrosio; and (ii) approved the election of Mr. Alessandro Tomao as Vice-President Executive Officer.

The Board of Directors approved, in a meeting held on February 15, 2018, the Company Consolidated Interim Financial Statements, prepared in accordance with the Brazilian accounting practices and the Consolidated Interim Financial Statements prepared in accordance with the International Financial Reporting Standards (IFRS) and the Consolidated Financial Statements of the Conglomerate Prudential, regarding the period ended December 31, 2017.

The Board of Directors approved, in a meeting held on February 01, 2018: (i) the election of Mr. Carlos Aguiar Neto, Mrs. Claudenice Lopes Duarte, Mrs. Germanuela de Almeida de Abreu, Mr. Gustavo Alejo Viviani, Mr. José Teixeira de Vasconcelos Neto and Mr. Rodrigo Cury as Officers without specific designation, for a complementary term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting; and (ii) the election of Mr. René Luiz Grande as member of the Risk and Compliance Committee of the Company, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting.

The Board of Directors approved, in a meeting held on January 29, 2018, the Banco Santander's Consolidated Financial Statements, prepared in accordance with the Brazilian accounting practices, applicable to financial institutions authorized to operate by Bacen, for period ended December 31, 2017.

The Board of Directors approved, in a meeting held on January 03, 2018, the exoneration of Mr. Conrado Engel, Senior Vice-President Executive Officer.

7) Risk Management

On February 23, 2017, Bacen published CMN Resolution 4,557, which provides for the risk and capital management structure (GIRC) and entered into force 180 days from the date of its publication. The resolution highlights the need to implement an integrated risk and capital management framework, definition of integrated stress testing program and Risk Appetite Statement (RAS), constitution of Risk Committee and appointment of director for management and director of capital. Banco Santander is continuously and progressively developing necessary actions aiming at adherence to the new resolution. We haven´t identified relevant impacts resulting from this standard up to the date of publication of this note.

7.1) Corporate Governance of the Risk Function

The governance model is structured in a vision of decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of the management in decision making; and

• Collegial Decisions and consensus on credit operations.

The Executive Committee (CER) of Risks is the local decision-making forum with representatives of the Bank's management, including the President, Vice President and the other members of the Executive Board. The main tasks of this Committee are:

• Monitor the development of credit and market portfolios;

• Decide on credit proposals;

• Define and monitor the risk appetite fulfillment;

• Define the actions with regard to the recommendations made by the local regulator and by Internal Audit;

• Approve and authorize the management tools, improvement initiatives, the follow-up of projects and any other relevant activities related to the management of risks; and

• Approve risk policies as well as changes in risk policies with impact on revenue, margin or costs of provision.

The Risk Control Committee (CCR) is the control and monitoring local forum with representatives of the Bank's management, including the VPE of Risks and the Vice President of Finance. The main tasks of this Committee are:

• Conduct a comprehensive and periodic follow-up of all risk, if its profile is within the established in the risk appetite, Business Strategic Planning and in the budget approved by the Board of Directors;

• Conduct a periodic and independent control of risk management activities;

• Supervise the measures adopted with regard to risks, to comply with the recommendations and directions made by the local regulator and internal audit; and

• Provide to the Board of Directors and the Executive Commission with the information and assistance they need in terms of risks.

The relevant topics of risk management or those that exceed the jurisdiction of these committees will be forwarded and decided by the Board of Directors.

7.2) Structure of Capital Management

Banco Santander has a capital management structure wich has robust governance framework, which enables to define, in an efficient way, the functions of each area. Furthermore, there is a clear definition about which processes and activities should be developed to ensure an effective capital management, under both normal and stressed conditions. In this way, the institution aims to maintain a solid capital structure, in compliance with regulatory requirements and generating profits for its shareholders.

7.3) Credit Risk

Credit risk is the exposure to loss in the case of total or partial default of the clients or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the  analysis of exposure and trends, and the effectiveness of credit policies. The goal is to maintain a risk profile and adequate minimum profitability which compensates the estimated default risk of the client and portfolios, as established by the Executive Committee.

7.4) Market Risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

To work on the market risk, the Bank has developed its own Risk Management model, with the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and clients proximity;

• Global scope reach (different types of risk);

• Collegial Decisions that evaluate all possible scenarios and do not compromise the results of individual Decisions, including Executive Risk Committee (ERC), which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk/return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 520 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of market Risk is part of the Vice President of Risks, which implements the policies of risk.

7.5) Environmental and Social Risk

Santander’s social and environmental risk management is carried out through the analysis of the socio-environmental practices of clients that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. Until 2017, social and environmental analysis was applied to the wholesale segment and since January 1st, 2018 it is also conducted to the retail segment Empresas 3. This analysis considers items such as contaminated land, deforestation, working conditions and other possible socio-environmental attention points in which there is a possibility of penalties and losses. A specialized team, with a background in Biology, Health and Safety Engineering, Geology and Chemical Engineering, perform this procedure. The financial analysis team considers the potential for damages and impacts that unfavorable socio-environmental situations can cause to the financial condition and the guarantees of the clients. The analysis focuses on preserving capital and reputation in the market and the dissemination of the practice is obtained through constant training of the commercial and credit areas about the application of socio-environmental risk standards in the credit approval process for legal entity in the Wholesale Bank.

The Bank's Social and Environmental Risk Policy is included under the Social and Environmental Responsibility Policy of the Bank, in accordance with Resolution 4,327 of CMN.

7.6) Operational Risk Management, Internal Controls, Sarbanes-Oxley Act and Internal Audit

Operational risk losses can occur due in inadequacy or failures with process, systems, human failures and/or from exposure to external events. This definition includes the legal risk associated with the inadequacy or deficiency in contracts signed by the Banc, as well as penalties for non-compliance with legal provisions and damages for third parties arising from the activities developed by the Bank, but excludes those that occurr as a consequence of strategic risk. Operational risk losses may result in financial losses, adversely affect the continuity of the business and also negatively affect Bank's image.

To accomplish the operational risk objectives, was established an operational risk model based on three lines of defense, with the objective of continuously improving and developing the management and control of operational risks.

• First line of defense: all business and support areas within Banco Santander are responsible for identifying, managing, mitigating and reporting operational risk;

• Second line of defense: the Operational Risk Control and Technological and Cyber Risk Control units monitoring and ensuring sound operational and technological risk management practices throughout the organization having as premise to implement disseminate our operational risk culture, defining methodologies, policies, tools, training and applicable procedures and requirements for the effective management of operational risk and of ensuring there is adequate business contingency planning in place throughout the Bank; and

• Third line of defense: the internal audit department is responsible for undertaking independent reviews of the risk management undertaken by the first and second lines of defense and for promoting continuous model improvements.

The objectives of the Operational Risk management model are:

• to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses and to mitigate their financial, legal and reputational impacts;

• to provide support to decision-makers within Banco Santander;

• to ensure the business continuity in a sustainable manner and to improve internal controls; and

• to maintain control of the operational risk in a manner which is consistent with our business strategy.

The following bodies are involved in the implementation of the risk management model:

• CCR: A committee which aims to perform a holistic and periodic monitoring of the risks to which the Bank is exposed and to exercise independent control on the risk management activities;

• Operational Risk Operational Committee: A committee which aims to ensure and to foster the adequate monitoring, control and mitigation of operational risks; and

• Operational Risk Forum: An independent forum, responsible for implementing and disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

The risk management model assists managers in achieving their strategic objectives by contributing to the decision-making process and by reducing operational risk losses. It is based on best market practice in the identification, assessment, monitoring, management and control of operational risks. It is compliant with the applicable regulatory requirements and seeks to ensure the sustained improvement of the internal controls environment.

Reputational Risk

Reputational risk is defined as the risk of a current or potential negative economic impact generated by an unfavorable perception of the Bank by employees, customers, shareholders/investors and society in general.

Reputational risk management is the responsibility of the Compliance area, which maintains an overview of both stakeholder perceptions and possible risk events derived from the first lines of defense that are controlled and reported by the second line. This global interaction model seeks to ensure consolidated oversight of reputational risk while at the same time relies on current functions efficiently.

Unit for the Prevention of Money Laundering and Financing of Terrorism

Area responsible for promoting the development of the prevention of money laundering and combating the financing of terrorism in the different business units, as well as responsible for the guidelines of the Bank's customer acceptance policy, establishes regulations, procedures and acculturation related to the subject. monitors the risks inherent in the products and transactions carried out.

Cybersecurity Risk

Comprehensive measures have been implemented to reduce the risk of cybersecurity threats affecting technology platforms and business. Banco Santander considered the best practices established in the ISO-27002 standard as the basis for the model. These measures include, but are not limited to, access and privilege management, separation of test and production environments, network security analysis, incident management, basic hardware and software configuration, activity log correlation, prevention and remediation of malware and security analysis of third-party operations. Several processes have been implemented, including regular compliance checks and continuous monitoring of network activities by the Security Operations Center. Periodic reviews of threats and controls related to cyber security are also performed, including periodic testing by third parties. There are constant investments in technology and security solutions, as well as user training and awareness-raising efforts. In addition, there are exchanges of information and experiences on cyber security with local and international security communities, such as telecommunications companies and other financial institutions, serving as a member of the Financial Services Information Sharing and Analysis Center.

In 2017, the Department of Cyber Security was established, which is responsible for matters related to cybersecurity at Banco Santander. This new structure aims to segregate the functions of the information security team and cyber security, allowing each to focus on specific and strategic activities.

Internal Audit

Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

The Audit Committee and the Board of Directors were informed on Internal Audit’s works done during the first quarter of 2018, according to its annual plan.

The Audit Committee favorably reviewed the annual work plan of the Internal Audit and approved of the activity report for the year 2018.

In order to perform its duties and reduce coverage risks inherent to Banco Santander's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on, among others,  its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout the first quarter of 2018, internal control procedures and controls on information systems pertaining to units under analysis were assessed according to the work plan for 2017, taking into account their design and operating effectiveness.

8) People

When the discussion is about the growth and development of Banco Santander, a force stands out: the People. Having a motivated and dedicated employees is a decisive factor in making the Bank in the best bank for clients and the best company for employees.

Employees are the strongest link between the Bank and clients and so, day after day, Banco Santander enhances their management practices because it knows that only with dedicated employees, well trained and with full professional development, the Bank will manage to get more and better clients, satisfied, proud to do business with Banco Santander and the Santander brand.

The daily performance of Banco Santander with clients, employees, shareholders and society is guided by the purpose of the Bank to contribute to people and businesses to prosper and their way of act.

The Bank has a talented team of 48,855 employees only in Brazil. The Bank seeks professionals who identified with the Corporate Culture, to be a Simple Bank (with uncomplicated and easy services to operate), Personal (with solutions and channels that meet clients needs and preferences) and Fair (promoting business and relationships that are good for clients, shareholders and employees). In addition to identifying with the culture, the Banco Santander's employees act in their day to day aligned to it.

9) Sustainable Development

Santander’s Sustainability Strategy is based on three pillars which are aligned with business and Brazil’s development priorities: (i) social and financial inclusion, (ii) education and (iii) social and environmental businesses and management. From a consistent risk culture, responsible management of activities and improvement of consumer experience, the Bank acts as a transformational agent, contributing to the prosperity of business, customers and society.

Among the highlights of the first quarter of 2018 in relation to Social and Financial Inclusion are Prospera Santander Microcrédito, wich is the largest productive and oriented microcredit operation among privately owned banks in Brazil based on market share and portfolio value, with a disbursement of R$ 448 million (42% above 2017), more than 214,000 actives operations and 95% of compliance rate. In the scope of Private Social Investment, Parceiros em Ação program, that supports the development of microenterprises in low-income regions where Prospera Santander Microcrédito is present, trained more than 150 entrepreneurs in two Brazilian cities.

The Amigo de Valor program, which directs employees, clients and the own Bank resources to the Funds for the Rights of Children and Adolescents, has as one of its commitments for 2018, accompany the development of initiatives (still under definition) to attend children and adolescents in situation of social risks and in addition mobilizing resources to invest in these projects for the new cycle of the program. In relation to Education pillar, with partnerships with 315 higher education institutions, Santander Universidades Brazil program has granted, in the first quarter of 2018, 204 scholarships, of these 15 are international, 147 are national and 42 are job vacancy.

In Social and Environmental Business and Management pillar, Santander financed 699 photovoltaic systems, with a commitment for 2018 to finance a total of 2,000 systems, through new partnerships, disclosures and offers by Santander Financiamentos. In addition, the Bank obtained the ISO 14001 certification of the Environmental Management System of the Data Center of Campinas, becoming the first data processing center to receive this certification in Brazil. Two other administrative buildings of the Bank that were already certified are Sede Santander and CASA 1.

Within the scope of climate change, Santander will participate for the second consecutive year of the CDP Supply Chain program with the objective of engaging approximately 250 suppliers to your business to become more efficient and prepared for the low-carbon economy.

10) Independent Audit

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with the Instruction of the Securities Commission 381/2003, Banco Santander informs that in the period ended March 31, 2018, PricewaterhouseCoopers did not provide services not related to the independent audit of the Financial Statements of Banco Santander and subsidiaries above 5% of total fees related to independent auditing services, as follows:

Hiring date	Description of services
09/21/2017	Identification of the inventory of fiscal and regulatory obligations for the Luxembourg agency.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include an evaluation of the work performed, covering any service that is not independent of the Financial Statements of Banco Santander and its subsidiaries. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. The acceptance and provision of professional services not related to the external audit during the period ended March 31, 2018 did not affect the independence and objectivity in conducting the external audits carried out in Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors The Executive
(Authorized at the Meeting of the Board of April 24, 2018).
***

Banco Santander (Brasil) S.A.

Interim Financial Statements

at March 31, 2018

and independent auditor's report

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. ("Bank") as at March 31, 2018, and the related statements of income, changes in equity and cash flows for the quarter then ended, as well as the interim consolidated balance sheet of Banco Santander (Brasil) S.A. and its subsidiaries ("Consolidated") as at March 31, 2018, and the related consolidated statements of income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements referred to above do not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A., and Banco Santander (Brasil) S.A. and its subsidiaries as at March 31, 2018, their financial performance and its cash flows for the quarter then ended, as well as their consolidated financial performance and its cash flows for the quarter then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11) 3674-2000, www.pwc.com/br

Banco Santander (Brasil) S.A.

Other Matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the quarter ended March 31, 2018, prepared under the responsibility of the Management, whose presentation is required by Brazilian Corporate Law by publicly-held companies. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the interim financial statements taken as a whole.

São Paulo, April 24, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Edison Arisa Pereira

Accountant CRC 1SP127241/O-0

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
BALANCE SHEETS

In thousands of Brazilian real - R$, unless otherwise stated

			Bank		Consolidated
	Notes	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Current Assets		424,845,041	378,400,031	458,167,807	411,052,577
Cash	4	10,513,279	11,148,561	10,658,307	11,234,369
Interbank Investments	5	70,883,940	71,055,301	43,867,880	46,240,236
Money Market Investments		38,499,840	34,414,303	38,569,839	34,484,321
Interbank Deposits		29,552,593	27,226,866	2,465,946	2,341,195
Foreign Currency Investments		2,831,507	9,414,132	2,832,095	9,414,720
Securities and Derivative Financial
Instruments	6	76,177,116	59,009,344	93,895,541	74,425,223
Own Portfolio		29,662,685	21,749,034	46,810,613	29,592,305
Subject to Repurchase Commitments		38,469,237	28,459,543	22,876,334	21,716,051
Derivative Financial Instruments		4,984,172	6,059,567	16,734,114	16,213,994
Deposited in the Central Bank		17,430	8,803	86,971	71,234
Privatization Currencies		730	727	730	727
Pledged in Guarantees		3,042,862	2,731,670	7,386,779	6,830,912
Interbank Accounts	7	69,913,008	69,209,753	81,683,448	82,230,408
Payments and Receipts Pending Settlement		8,698,264	6,577,308	20,063,639	19,200,600
Restricted Deposits:		61,186,271	62,386,433	61,602,687	62,783,796
Central Bank Deposits		61,184,557	62,384,107	61,600,973	62,781,470
National Housing System (SFH)		1,714	2,326	1,714	2,326
Interbank Transfers		11,351	227,630	-	227,630
Correspondents		17,122	18,382	17,122	18,382
Lending Operations	8	81,396,711	70,472,211	105,290,796	94,049,534
Public Sector		8,014	11,926	8,014	11,926
Private Sector		85,257,228	73,988,046	109,723,553	98,139,434
Lending Operations Assignment		-	-	98,965	56,964
(Allowance for Loan Losses)	8.f	(3,868,531)	(3,527,761)	(4,539,736)	(4,158,790)
Leasing Operations	8	-	-	1,299,179	1,324,768
Private Sector		-	-	1,319,878	1,344,466
(Allowance for Lease Losses)	8.f	-	-	(20,699)	(19,698)
Other Receivables		114,358,656	96,370,493	119,280,668	99,869,384
Credits for Avals and Sureties Honored		186,099	39,186	186,099	39,186
Foreign Exchange Portfolio	9	73,010,997	53,370,513	73,010,997	53,370,513
Income Receivable		1,771,721	2,238,371	1,795,235	1,731,330
Trading Account	10	1,319,757	985,646	1,653,826	1,215,473
Deferred Taxes	11	3,943,613	3,340,220	4,498,020	3,815,576
Others	12	34,644,607	36,821,967	38,712,695	40,171,446
(Allowance for Other Receivables Losses)	8.f	(518,138)	(425,410)	(576,204)	(474,140)
Other Assets		1,602,331	1,134,368	2,191,988	1,678,655
Non-Current Assets Held for Sale	13	130,713	130,713	130,713	130,713
Other Assets		972,303	906,375	1,436,184	1,374,193
(Allowance for Valuation)		(280,253)	(276,575)	(350,192)	(350,829)
Prepaid Expenses		779,568	373,855	975,283	524,578

Long-Term Assets		256,403,970	278,811,570	255,160,803	261,508,030
Interbank Investments	5	23,532,744	21,840,772	466,811	520,440
Interbank Deposits		23,532,744	21,840,772	466,811	520,440
Securities and Derivative Financial
Instruments	6	113,299,943	125,931,316	99,253,710	97,304,451
Own Portfolio		18,519,870	32,371,256	19,546,617	29,610,935
Subject to Repurchase Commitments		77,983,277	76,572,322	61,470,063	49,322,185
Derivative Financial Instruments		4,962,247	5,244,306	4,962,248	5,329,774
Deposited with the Central Bank		1,999,136	2,223,899	1,999,136	2,296,355
Privatization Currencies		1,140	1,278	1,140	1,278
Pledged in Guarantees		6,784,534	4,426,641	8,224,767	5,652,310
Securities Obtained from Commitments with Free Mover		3,049,739	5,091,614	3,049,739	5,091,614
Interbank Accounts	7	269,801	273,430	269,801	273,430
Restricted Deposits:		269,801	273,430	269,801	273,430
National Housing System (SFH)		269,801	273,430	269,801	273,430
Lending Operations	8	81,474,816	86,203,176	109,258,092	111,247,107
Public Sector		44,640	46,974	44,640	46,974
Private Sector		92,658,025	97,425,089	121,280,858	123,159,231
Lending Operations Related to Assignment		-	166,982	-	248,955
(Allowance for Loan Losses)	8.f	(11,227,849)	(11,435,869)	(12,067,406)	(12,208,053)
Leasing Operations	8	-	-	1,228,481	1,200,133
Private Sector		-	1	1,284,128	1,252,872
(Allowance for Lease Losses)	8.f	-	(1)	(55,647)	(52,739)
Other Receivables		37,327,678	44,068,296	44,060,251	50,334,627
Receivables for Guarantees Honored		269,950	315,956	269,950	315,956
Foreign Exchange Portfolio	9	2,317,268	6,748,712	2,317,268	6,748,712
Income Receivable		189,834	223,648	189,834	223,648
Deferred Taxes	11	18,333,060	19,552,697	21,162,630	22,344,067
Others	12	16,627,435	17,705,459	20,607,704	21,250,798
(Allowance for Other Receivables Losses)	8.f	(409,869)	(478,176)	(487,135)	(548,554)
Other Assets		498,988	494,580	623,657	627,842
Temporary Assets		1,765	1,765	1,773	1,773
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		498,988	494,580	623,657	627,842

Permanent Assets		28,186,300	27,402,426	11,019,458	11,171,605
Investments		18,914,146	17,983,953	433,904	370,946
Investments in Affiliates and Subsidiaries:	15	18,893,471	17,963,316	412,973	350,053
Domestic		15,747,891	14,929,728	412,973	350,053
Foreign		3,145,580	3,033,588	-	-
Other Investments		46,594	46,556	52,429	52,325
(Allowance for Losses)		(25,919)	(25,919)	(31,498)	(31,432)
Fixed Assets	16	5,734,153	5,804,626	6,304,710	6,395,684
Real Estate in Use		2,498,891	2,496,780	2,599,518	2,597,407
Others Fixed Assets		11,801,473	11,642,294	12,991,746	12,801,568
(Accumulated Depreciation)		(8,566,211)	(8,334,448)	(9,286,554)	(9,003,291)
Intangible Assets	17	3,538,001	3,613,847	4,280,844	4,404,975
Goodwill		26,419,016	26,419,016	27,758,074	27,758,074
Others Intangible Assets		8,987,610	8,964,796	9,551,046	9,508,395
(Accumulated Amortization)		(31,868,625)	(31,769,965)	(33,028,276)	(32,861,494)
Total Assets		709,435,311	684,614,027	724,348,068	683,732,212

Current Liabilities		478,235,730	459,722,481	484,642,511	451,559,710
Deposits	18.a	160,513,398	166,797,454	158,654,148	144,589,321
Demand Deposits		16,670,938	17,133,923	16,798,918	17,176,981
Savings Deposits		41,408,726	40,572,369	41,408,726	40,572,369
Interbank Deposits		4,825,547	24,698,773	3,359,234	2,811,654
Time Deposits		97,608,187	84,392,389	97,082,873	84,018,316
Other Deposits		-	-	4,397	10,001
Money Market Funding	18.b	125,384,972	110,346,900	105,608,495	97,601,475
Own Portfolio		115,136,926	103,622,592	99,544,023	96,878,750
Third Parties		6,406,124	6,259,682	2,222,550	258,099
Linked to Trading Portfolio Operations		3,841,922	464,626	3,841,922	464,626
Funds from Acceptance and Issuance of
Securities	18.c	45,629,483	50,482,288	47,210,262	52,115,435
Exchange Acceptances		-	-	620,506	639,835
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		43,491,356	48,167,503	44,451,629	49,160,815
Securities Issued Abroad		1,014,672	1,272,494	1,014,672	1,272,494
Funding by Structured Operations Certificates		1,123,455	1,042,291	1,123,455	1,042,291
Interbank Accounts	7	1,563,312	60,378	1,752,115	264,390
Receipts and Payments Pending Settlement		1,413,899	-	1,602,702	191,727
Interbank Transfers		-	-	-	12,285
Correspondents		149,413	60,378	149,413	60,378
Interbank Accounts		2,878,973	4,274,512	2,878,973	4,274,512
Third-Party Funds in Transit		2,878,732	4,273,771	2,878,732	4,273,771
Internal Transfers of Assets		241	741	241	741
Borrowings	18.e	31,690,753	33,061,035	30,594,908	32,027,306
Local Borrowings - Other Institutions		-	-	47,367	77,087
Foreign Borrowings		31,690,753	33,061,035	30,547,541	31,950,219
Domestic Onlendings - Official Institutions	18.e	5,741,441	6,224,384	5,741,441	6,224,384
National Economic and Social Development
Bank (BNDES)		3,052,459	3,479,329	3,052,459	3,479,329
Federal Savings and Loan Bank (CEF)		3,517	3,632	3,517	3,632
National Equipment Financing Authority (FINAME)		2,418,325	2,505,707	2,418,325	2,505,707
Other Institutions		267,140	235,716	267,140	235,716
Derivative Financial Instruments	6	4,460,693	5,797,638	16,013,107	15,943,399
Derivative Financial Instruments		4,460,693	5,797,638	16,013,107	15,943,399
Other Payables		100,372,705	82,677,892	116,189,062	98,519,488
Collected Taxes and Other		2,074,589	139,321	2,112,294	168,067
Foreign Exchange Portfolio	9	67,411,356	48,664,949	67,411,356	48,664,949
Social and Statutory		788,887	4,951,781	833,139	5,019,442
Tax and Social Security	19	1,159,108	1,555,596	1,717,601	2,585,381
Trading Account	10	486,119	83,848	1,312,638	607,274
Subordinated Debt	20	533,639	519,230	533,639	519,230
Debt Instruments Eligible to Compose Capital	21	69,104	114,104	69,104	114,104
Others	22	27,849,903	26,649,063	42,199,291	40,841,041

Long-Term Liabilities		168,633,476	165,044,386	174,986,484	170,264,470
Deposits	18.a	65,888,370	63,170,609	62,613,936	58,942,822
Interbank Deposits		1,919,357	3,014,560	318,952	480,468
Time Deposits		63,969,013	60,156,049	62,294,984	58,462,354
Money Market Funding	18.b	29,225,469	32,360,542	29,225,469	32,360,542
Own Portfolio		247,159	294,454	247,159	294,454
Linked to Trading Portfolio Operations		28,978,310	32,066,088	28,978,310	32,066,088
Funds from Acceptance and Issuance of
Securities	18.c	31,353,580	21,754,723	34,230,425	24,541,042
Exchange Acceptances		-	-	602,475	537,344
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		27,231,709	20,086,361	29,506,079	22,335,336
Securities Issued Abroad		3,020,620	720,387	3,020,620	720,387
Funding by Structured Operations Certificates		1,101,251	947,975	1,101,251	947,975
Borrowings	18.e	1,552,025	1,381,924	1,635,872	1,443,306
Local Borrowings - Other Institutions		483,850	476,876	567,697	538,258
Foreign Borrowings		1,068,175	905,048	1,068,175	905,048
Domestic Onlendings - Official Institutions	18.e	9,850,975	10,411,313	9,850,975	10,411,313
National Economic and Social Development
Bank (BNDES)		5,669,752	5,981,081	5,669,752	5,981,081
Federal Savings and Loan Bank (CEF)		83,952	86,621	83,952	86,621
National Equipment Financing Authority (FINAME)		4,095,076	4,339,195	4,095,076	4,339,195
Other Institutions		2,195	4,416	2,195	4,416
Derivative Financial Instruments	6	4,888,357	4,610,657	5,059,367	4,737,485
Derivative Financial Instruments		4,888,357	4,610,657	5,059,367	4,737,485
Other Payables		25,874,700	31,354,618	32,370,440	37,827,960
Foreign Exchange Portfolio	9	2,227,784	6,652,981	2,227,784	6,652,981
Tax and Social Security	19	2,185,137	1,848,736	2,613,933	2,284,919
Debt Instruments Eligible to Compose Capital	21	8,337,576	8,325,451	8,337,576	8,325,451
Others	22	13,124,203	14,527,450	19,191,147	20,564,609

Deferred Income		324,431	353,214	470,163	511,386
Deferred Income		324,431	353,214	470,163	511,386

Stockholders' Equity	24	62,241,674	59,493,946	62,247,212	59,499,954
Capital:		57,000,000	57,000,000	57,000,000	57,000,000
Brazilian Residents		4,808,186	4,808,186	4,808,186	4,808,186
Foreign Residents		52,191,814	52,191,814	52,191,814	52,191,814
Capital Reserves		111,995	172,398	113,520	174,616
Profit Reserves		4,054,160	4,054,160	4,054,160	4,057,950
Adjustment to Fair Value		(1,040,522)	(1,584,172)	(1,040,522)	(1,584,172)
Retained Earnings		2,218,756	-	2,222,769	-
(-) Treasury Shares		(102,715)	(148,440)	(102,715)	(148,440)

Non Controlling Interest	24.f	-	-	2,001,698	1,896,692

Total Stockholders' Equity		62,241,674	59,493,946	64,248,910	61,396,646

Total Liabilities		709,435,311	684,614,027	724,348,068	683,732,212
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
INCOME STATEMENTS

In thousands of Brazilian real - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Notes	03/31/2018	03/31/2017	03/31/2018	03/31/2017

Income Related to Financial Operations		17,285,636	21,456,759	19,190,275	21,100,350
Loan Operations		9,160,963	8,592,591	12,111,896	10,921,482
Leasing Operations		-	-	87,204	107,465
Securities Transactions	6.a	7,321,538	8,049,213	6,158,336	5,169,224
Derivatives Transactions		(751,777)	1,856,627	(726,662)	1,932,217
Foreign Exchange Operations		661,977	1,264,655	660,125	1,265,811
Operations of Sale or Transfer of Financial Assets		3,362	-	4,148	817
Compulsory Deposits		889,573	1,693,673	895,228	1,703,334

Expenses on Financial Operations		(11,583,546)	(15,106,434)	(11,932,452)	(13,579,622)
Funding Operations Market	18.d	(8,037,702)	(13,051,245)	(7,650,287)	(11,020,390)
Borrowings and Onlendings Operations		(730,567)	548,794	(991,014)	460,640
Leasing Operations		-	(22)	-	-
Allowance for Loan Losses	8.f	(2,815,277)	(2,603,961)	(3,291,151)	(3,019,872)

Gross Income Related to Financial Operations		5,702,090	6,350,325	7,257,823	7,520,728

Other Operating Revenues (Expenses)		(1,419,645)	(2,758,237)	(2,416,132)	(3,373,829)
Banking Service Fees	27	2,250,750	2,096,497	2,969,908	2,711,962
Income Related to Bank Charges	27	972,837	797,075	1,164,359	997,028
Personnel Expenses	28	(1,674,231)	(1,720,532)	(1,842,605)	(1,881,136)
Other Administrative Expenses	29	(2,201,416)	(2,529,309)	(2,565,888)	(2,884,307)
Tax Expenses	30	(713,603)	(803,537)	(947,883)	(1,000,244)
Investments in Affiliates and Subsidiaries	15	601,257	465,627	2,516	5,371
Other Operating Revenues	31	977,364	944,612	1,075,545	1,212,596
Other Operating Expenses	32	(1,632,603)	(2,008,670)	(2,272,084)	(2,535,099)

Operating Income		4,282,445	3,592,088	4,841,691	4,146,899

Non-Operating Income	33	2,227	3,764	12,555	(68,400)

Income Before Taxes on Income and Profit Sharing		4,284,672	3,595,852	4,854,246	4,078,499

Income Tax and Social Contribution	34	(1,027,651)	(1,471,663)	(1,484,923)	(1,845,271)
Provision for Income Tax		(221,705)	(649,786)	(519,667)	(876,321)
Provision for Social Contribution Tax		(166,331)	(517,597)	(375,557)	(696,915)
Deferred Tax Credits		(639,615)	(304,280)	(589,699)	(272,035)

Profit Sharing		(438,265)	(296,627)	(466,304)	(319,190)

Non Controlling Interest	24.f	-	-	(83,286)	(89,583)

Net Income		2,818,756	1,827,562	2,819,733	1,824,455

Number of Shares (Thousands)	24.a	7,492,865	7,520,111
Net Income per Thousand Shares (R$)		376.19	243.02
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - BANK

In thousands of Brazilian real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Total

Balances as of December 31, 2016		57,000,000	395,925	2,114,456	909,925	(136,813)	68,598	(2,083,480)	-	(514,034)	57,754,577
Treasury Shares	24.d	-	-	-	-	-	-	-	-	77,443	77,443
Result of Treasury Shares	24.d	-	(944)	-	-	-	-	-	-	-	(944)
Reservations for Share - Based Payment		-	(35,935)	-	-	-	-	-	-	-	(35,935)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	1,208,032	38,115	-	-	-	1,246,147
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(12)	(12)
Net Income		-	-	-	-	-	-	-	1,827,562	-	1,827,562
First Time Adoption: Financial Guarantees Provided - CMN Resolution nº 4,512 (Note 3.w and 22)		-	-	-	-	-	-	-	(179,278)	-	(179,278)
Balances as of March 31, 2017		57,000,000	359,046	2,114,456	909,925	1,071,219	106,713	(2,083,480)	1,648,284	(436,603)	60,689,560
Changes in the Period		-	(36,879)	-	-	1,208,032	38,115	-	1,648,284	77,431	2,934,983

Balances as of December 31, 2017		57,000,000	172,398	2,505,285	1,548,875	1,030,563	89,648	(2,704,383)	-	(148,440)	59,493,946
Employee Benefit Plans		-	-	-	-	-	-	(5,594)	-	-	(5,594)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	45,737	45,737
Treasury Shares Result	24.d	-	4,016	-	-	-	-	-	-	-	4,016
Reservations for Share - Based Payment		-	(64,419)	-	-	-	-	-	-	-	(64,419)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	559,910	(10,666)	-	-	-	549,244
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(12)	(12)
Net Income		-	-	-	-	-	-	-	2,818,756	-	2,818,756
Interest on Equity		-	-	-	-	-	-	-	(600,000)	-	(600,000)
Balances as of March 31, 2018		57,000,000	111,995	2,505,285	1,548,875	1,590,473	78,982	(2,709,977)	2,218,756	(102,715)	62,241,674
Changes in the Period		-	(60,403)	-	-	559,910	(10,666)	(5,594)	2,218,756	45,725	2,747,728
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY - CONSOLIDATED

In thousands of Brazilian real - R$, unless otherwise stated

				Profit Reserves		Adjustment to Fair Value
					Reserve for			Others					Total
			Capital	Legal	Dividend	Own	Affiliates and	Adjustment	Retained	(-)Treasury	Stockholders'	Minority	Stockholders'
	Notes	Capital	Reserves	Reserve	Equalization	Position	Subsidiaries	to Fair Value	Earnings	Shares	Equity	Interest	Equity

Balances as of December 31, 2016		57,000,000	396,951	2,114,456	925,003	(135,970)	68,598	(2,083,480)	-	(514,034)	57,771,524	2,525,746	60,297,270
Treasury Shares	24.d	-	-	-	-	-	-	-	-	77,443	77,443	-	77,443
Result of Treasury Shares	24.d	-	(944)	-	-	-	-	-	-	-	(944)	-	(944)
Reservations for Share - Based Payment		-	(35,405)	-	-	-	-	-	-	-	(35,405)	-	(35,405)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	1,208,032	38,115	-	-	-	1,246,147	-	1,246,147
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(12)	(12)	-	(12)
Net Income		-	-	-	-	-	-	-	1,824,455	-	1,824,455	-	1,824,455
Reserve for Dividend Equalization		-	-	-	(15,078)	5,612	-	-	3,084	-	(6,382)	-	(6,382)
Non Controlling Interest Results	24.f	-	-	-	-	-	-	-	-	-	-	89,583	89,583
First Time Adoption: Financial Guarantees Provided - CMN Resolution nº 4,512 (Note 3.w and 22)		-	-	-	-	-	-	-	(179,278)	-	(179,278)	-	(179,278)
Others		-	-	-	-	-	-	-	-	-	-	(48,912)	(48,912)
Balances as of March 31, 2017		57,000,000	360,602	2,114,456	909,925	1,077,674	106,713	(2,083,480)	1,648,261	(436,603)	60,697,548	2,566,417	63,263,965
Changes in the Period		-	(36,349)	-	(15,078)	1,213,644	38,115	-	1,648,261	77,431	2,926,024	40,671	2,966,695

Balances as of December 31, 2017		57,000,000	174,616	2,505,286	1,552,664	1,030,563	89,648	(2,704,383)	-	(148,440)	59,499,954	1,896,692	61,396,646
Employee Benefit Plans		-	-	-	-	-	-	(5,594)	-	-	(5,594)	-	(5,594)
Treasury Shares	24.d	-	-	-	-	-	-	-	-	45,737	45,737	-	45,737
Result of Treasury Shares	24.d	-	4,016	-	-	-	-	-	-	-	4,016	-	4,016
Reservations for Share - Based Payment		-	(65,112)	-	-	-	-	-	-	-	(65,112)	-	(65,112)
Adjustment to Fair Value - Securities and
Derivative Financial Instruments		-	-	-	-	559,910	(10,666)	-	-	-	549,244	-	549,244
Restructuring of Capital	24.d	-	-	-	-	-	-	-	-	(12)	(12)	-	(12)
Net Income		-	-	-	-	-	-	-	2,819,733	-	2,819,733	-	2,819,733
Interest on Equity		-	-	-	-	-	-	-	(600,000)	-	(600,000)	-	(600,000)
Reserve for Equalization of Dividends		-	-	-	(3,790)	-	-	-	3,036	-	(754)	-	(754)
Non Controlling Interest Results	24.f	-	-	-	-	-	-	-	-	-	-	83,286	83,286
Others		-	-	-	-	-	-	-	-	-	-	21,720	21,720
Balances as of March 31, 2018		57,000,000	113,520	2,505,286	1,548,874	1,590,473	78,982	(2,709,977)	2,222,769	(102,715)	62,247,212	2,001,698	64,248,910
Changes in the Period		-	(61,096)	-	(3,790)	559,910	(10,666)	(5,594)	2,222,769	45,725	2,747,258	105,006	2,852,264
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

In thousands of Brazilian real - R$, unless otherwise stated

			Bank		Consolidated
		01/01 to	01/01 to	01/01 to	01/01 to
	Notes	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Operational Activities
Net Income		2,818,756	1,827,562	2,819,733	1,824,455
Adjustment to Net Income		3,799,330	3,579,910	5,090,706	4,741,641
Allowance for Loan Losses	8.f	2,815,277	2,603,961	3,291,151	3,019,872
Provision for Legal Proceedings and Administrative and Legal Obligations		498,597	789,019	579,847	873,848
Deferred Tax Credits		743,588	302,931	719,024	288,590
Equity in Affiliates and Subsidiaries	15	(601,257)	(465,627)	(2,516)	(5,371)
Depreciation and Amortization	29	487,637	823,931	617,341	945,906
Recognition (Reversal) Allowance for Other Assets Losses	33	3,675	49,214	(681)	114,374
Gain (Loss) on Sale of Other Assets	33	(1,705)	1,567	2,979	1,498
Gain (Loss) on Impairment of Assets	32	-	21,774	-	21,774
Gain (Loss) on Sale of Investments	33	-	(3,157)	(6,265)	(1,238)
Provision for Financial Guarantees	31	(86,797)	(49,867)	(86,797)	(49,867)
Monetary Adjustment of Escrow Deposits	31	(107,068)	(106,082)	(140,595)	(149,654)
Recoverable Taxes	31	(37,880)	(69,645)	(51,015)	(91,722)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		114	127,773	114	129,509
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		86,199	(396,446)	86,199	(396,447)
Others		(1,050)	(49,436)	81,920	40,569
Changes on Assets and Liabilities		(5,717,223)	13,174,741	(6,717,336)	12,878,952
Decrease (Increase) in Interbank Investments		(1,260,891)	7,346,941	2,494,690	8,792,299
Decrease (Increase) in Securities and Derivative Financial Instruments		(4,597,390)	10,538,954	(20,022,753)	7,204,017
Decrease (Increase) in Lending and Leasing Operations		(8,976,860)	(3,829,625)	(12,504,161)	(6,030,230)
Decrease (Increase) in Deposits on Central Bank of Brazil		1,199,550	(522,834)	1,180,497	(552,529)
Decrease (Increase) in Other Receivables		(11,796,366)	(20,268,245)	(12,761,633)	(20,160,478)
Decrease (Increase) in Other Assets		(410,121)	(348,994)	(441,003)	(309,937)
Net Change on Other Interbank and Interbranch Accounts		(1,791,781)	(1,247,012)	(537,722)	(1,247,056)
Increase (Decrease) in Deposits		(3,566,295)	(2,072,058)	17,735,941	2,307,231
Increase (Decrease) in Money Market Funding		11,902,999	431,132	4,871,947	(505,159)
Increase (Decrease) in Borrowings		(2,416,278)	(2,487,898)	(2,455,929)	(2,338,591)
Increase (Decrease) in Other Liabilities		16,610,161	25,648,360	17,153,396	25,913,106
Increase (Decrease) in Change in Deferred Income		(28,783)	(13,980)	(41,223)	(21,759)
Income Tax Recovered/(Paid)		(585,168)	-	(1,389,383)	(171,962)
Net Cash Provided by (Used in) Operational Activities		900,863	18,582,213	1,193,103	19,445,048
Investing Activities
Increase in Equity at Affiliates and Subsidiaries	15	(187,000)	-	-	-
Purchase of Investment		(38)	(358)	(38)	(8,822)
Purchase of Fixed Assets		(111,224)	-	(111,224)	-
Purchase of Intangible Assets		(171,404)	(103,306)	(210,073)	(178,368)
Acquisition of Non-Current Assets Held for Sale	13	(157,557)	(235,271)	(176,379)	(248,296)
Net Cash Received on Sale/Reduction of Investments		-	3,336	6,265	3,336
Proceeds from Assets not in Use		39,575	23,639	48,757	24,779
Proceeds from Property for Own Use		1,240	5,079	20,771	12,051
Dividends and Interest on Capital Received		591,984	600,496	14,961	11,766
Change in the Scope of Consolidation	2	-	-	-	(3,758)
Net Cash Provided by (Used in) Investing Activities		5,576	293,615	(406,960)	(387,312)
Financing Activities
Purchase of Own Share	24.d	45,737	77,443	45,737	77,443
Issuance of Long - Term Emissions		17,228,812	10,002,848	17,562,956	10,492,871
Long - Term Payments		(13,904,931)	(22,799,908)	(14,263,409)	(23,548,323)
Debt Instruments Eligible to Compose Capital - Payments		(224,053)	(225,428)	(224,053)	(225,428)
Dividends and Interest on Capital Paid		(4,427,452)	(4,180,988)	(4,453,220)	(4,250,960)
Increase (decrease) in Minority Interest		-	-	(9,397)	(27,147)
Capital Increase in Controlled Companies Held by Minority Interest		-	-	48,000	-
Net Cash Provided by (Used in) Financing Activities		(1,281,887)	(17,126,033)	(1,293,386)	(17,481,544)
Exchange Variation on Cash and Cash Equivalents		(114)	(127,773)	(114)	(129,509)
Increase (Decrease) in Cash and Cash Equivalents		(375,562)	1,622,022	(507,357)	1,446,683
Cash and Cash Equivalents at the Beginning of Period	4	22,664,381	17,847,678	22,513,317	18,133,177
Cash and Cash Equivalents at the End of Period	4	22,288,819	19,469,700	22,005,960	19,579,860
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
STATEMENTS OF VALUE ADDED

In thousands of Brazilian real - R$, unless otherwise stated
					Bank				Consolidated
		01/01 to		01/01 to		01/01 to		01/01 to
	Notes	03/31/2018		03/31/2017		03/31/2018		03/31/2017

Income Related to Financial Operations		17,285,636		21,456,759		19,190,275		21,100,350
Income Related to Bank Charges and Banking Service Fees	27	3,223,587		2,893,572		4,134,267		3,708,990
Allowance for Loans Losses	8.f	(2,815,277)		(2,603,961)		(3,291,151)		(3,019,872)
Other Revenues and Expenses		(653,012)		(1,038,520)		(1,183,984)		(1,369,129)
Financial Expenses		(8,768,269)		(12,502,473)		(8,641,301)		(10,559,750)
Third-party Input		(1,538,663)		(1,546,582)		(1,767,931)		(1,775,111)
Materials, Energy and Others		(60,897)		(61,059)		(62,620)		(63,018)
Third-Party Services	29	(416,274)		(535,095)		(515,193)		(631,124)
Impairment of Assets	32	-		(21,774)		-		(21,774)
Others		(1,061,492)		(928,654)		(1,190,118)		(1,059,195)
Gross Added Value		6,734,002		6,658,795		8,440,175		8,085,478
Retentions
Depreciation and Amortization	29	(487,637)		(823,931)		(617,341)		(945,906)
Added Value Produced Net		6,246,365		5,834,864		7,822,834		7,139,572
Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	601,257		465,627		2,516		5,371
Added Value to Distribute		6,847,622		6,300,491		7,825,350		7,144,943
Added Value Distribution
Employee		1,879,262	27.4%	1,789,005	28.4%	2,050,414	26.2%	1,948,681	27.3%
Compensation	28	925,206		1,010,010		1,022,260		1,107,068
Benefits	28	331,709		330,467		361,630		355,371
Government Severance Indemnity Funds for Employees - FGTS		97,205		93,783		109,472		102,362
Others		525,142		354,745		557,052		383,880
Taxes and Contributions		1,974,488	28.8%	2,503,354	39.7%	2,691,301	34.4%	3,097,160	43.3%
Federal		1,807,730		2,374,237		2,475,999		2,944,950
State		190		198		208		219
Municipal		166,568		128,919		215,094		151,991
Compensation of Third-Party Capital - Rental	29	175,116	2.6%	180,570	2.9%	180,616	2.3%	185,064	2.6%
Remuneration of Interest on Capital		2,818,756	41.2%	1,827,562	29.0%	2,903,019	37.1%	1,914,038	26.8%
Interest on Equity		600,000		-		600,000		-
Profit Reinvestment		2,218,756		1,827,562		2,219,733		1,824,455
Participation Results of Non-Controlling Shareholders	24.f	-		-		83,286		89,583
Total		6,847,622	100.0%	6,300,491	100.0%	7,825,350	100.0%	7,144,943	100.0%
The accompanying notes from Management are an integral part of these financial statements.

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

In thousands of Brazilian real - R$, unless otherwise stated

1. General Information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., based in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Group (Conglomerate Santander) towards the Brazilian Central Bank (Bacen), established as a corporation, with head office at 2041 and 2235, Presidente Juscelino Kubitschek Avenue - A Block - Vila Olímpia - São Paulo - SP. Banco Santander operates as a multiple service bank, conducting its operations by means of portfolios such as commercial, investment, loans and advances, mortgage loans, leasing, credit card operations and foreign exchange. Through its subsidiaries, the Bank also operates on the means of payment business,  leasing, shares club management, securities and insurance brokerage operations, capitalization, management and recovery of non-performing loans and private pension plans and pension plan. The Bank's activities are conducted within the context of a group of institutions that operate on an integrated basis in the financial market. The corresponding benefits and costs of providing services are absorbed between them, they are conducted in the normal course of business and under commutative conditions.

2. Presentation of Financial Statements

The financial statements of Banco Santander, which include its dependence abroad (Bank) and the consolidated statements (Consolidated), were prepared in accordance with accounting practices adopted in Brazil, established by the Brazilian Corporation Law, National Monetary System (CMN) and the model of the document provided for in the Accounting Plan of the Institutions of the National Financial System (COSIF) of the Brazilian Securities and Exchange Commission (CVM), in which they do not conflict with the standards issued by the Central Bank and show all information relevant to the financial statements, which are consistent with those used by management in its management. The consolidated financial statements include the Bank and its subsidiaries indicated in Note 15 and investment funds, where Santander Conglomerate companies are the main beneficiaries or holders of the main obligations. The portfolios of these investment funds are classified by type of operation and are distributed in the same categories in which they were originally allocated.

All the relevant information related to Banco Santander's financial statements, and only them, are being evidenced, and correspond to those used by Banco Santander´s management.

Investment Funds Consolidated

• Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

• Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

• Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

• Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

• Santander Fundo de Investimento Capitalization Renda Fixa (Santander FI Capitalization);

• Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

• Santander FIC FI Contract I Referenciado DI (Santander FIC FI Contract);

• Santander Paraty QIF PLC (Santander Paraty) (5);

• Santander Fundo de Investimento Financial Curto Prazo (Santander FI Financial);

• Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC); (1)

• Fundo de Investimento em Direitos Creditórios RCI Brasil I - Financiamento de Veículos (FI Direitos Creditórios RCI Brasil I) (2);

• Fundo de Investimento em Direitos Creditórios RN Brasil - Financiamento de Veículos (FI RN Brasil - Financiamento de Veículos) (3);

• BRL V - Fundo de Investimento Imobiliário - FII (Fundo de Investimento Imobiliário) (4);

• ŸSantander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (5);

• Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (6); and

• Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo Investimento Ipanema NPL V) (7).

(1) The carmaker Renault (not belonging to the Conglomerate Santander) sells its trade receivables to the Fund. This Fund buys only trade receivables from Renault carmaker. In turn, the Banco RCI Brasil S.A. (Note 15) owns 100% of its subordinated shares.

(2) Banco RCI Brasil S.A. (company belonging to the Conglomerate Santander) sell its product portfolio "floorplan" to the Fund, and holds 100% of its subordinated shares. This Fund buys exclusively credit portfolio from Banco RCI Brasil S.A.

(3) Banco RCI Brasil S.A. sold receivables (CDC portfolio) to FI RN Brasil – Financiamento de Veículos. The senior shares will have only one investor. Banco RCI Brasil S.A. holds 100% of subordinated shares.

(4) Banco Santander figured as lender of certain delayed debts (loans) for which had real assets as guarantees. The process of credit recovery consists in converted into capital contributions by the Real Estate Fund in conjunction transfer of the same shares to Banco Santander through the process of payment in kind of the above credit operations payments.

(5) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund can not act directly and, for that reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have a financial position, and all position is derived from the financial position of Santander FI Hedge Strategies.

(6) This investment fund was formed and started to be consolidated in September of 2017. It refers to a structure where the Bank has sold certain loans agreements which were already written-off (agreements matured over 360 days) and transferred to this fund. The current Companhia Securitizadora de Créditos Financeiros (current Securitization Company) (Note 15), company controlled by the Bank, holds 100% of the fund´s shares.

(7) This fund started to be consolidated in October 2017 and is indirectly controlled by Atual Securitizadora (Notes 15 and 37.c).

During the preparation of the consolidated financial statements the information regarding equity in subsidiaries, significant receivable and payable balances, revenues and expenses arising from transactions between domestic branches, foreign branches and subsidiaries, unrealized profits between these entities have been eliminated  were removed and non-controlling shareholders participation are stated separately in stockholders’ equity and in the income  statements.

Leasing operations have been reclassified in order to reflect its financial position according to the financial method.

The preparation of financial statements requires Management estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of provision and contingent liabilities and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the probability of future events, actual amounts could differ from those estimates. The main estimates and assumptions are provision of allowance for loan losses, realization of the tax credit, contingent liabilities, pension plan and the fair value of financial assets.

The Board of Directors authorized the issuance of the Financial Statements of the three months period ended on March 31, 2018 at the meeting held on April 24, 2018.

The interim consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the period ended March 31, 2018 were disclosed simultaneously, at the website www.santander.com.br/ri.

3. Significant Accounting Practices

a) Income Statement

The income statement accounting method is determined based on the accrual method and include income, charges, monetary adjustment and exchange rate changes earned or incurred through the balance sheet on a daily pro rata basis.

b) Functional Currency

Functional Currency and Presentation Currency

CMN Resolution 4,524 of September 29, 2016, with prospective application as of January 1, 2017, established accounting procedures for recognition by financial institutions and other institutions authorized to operate by the Central Bank that hold investments abroad: I - effects of exchange rate variations resulting from the conversion of transactions carried out in foreign currency by investees abroad to the respective functional currencies; II - the effects of exchange rate variations resulting from the translation of the balances of the financial statements of investees abroad of the respective functional currencies into the national currency; and III - of operations for hedge purposes of foreign exchange variation of investments abroad. These changes did not impact the financial statements of Banco Santander in the year 2017. The functional currency is considered the currency of the main economic environment in which the entity operates.

The financial statements are presented in Brazilian Real (R$), which is the functional and presentation currency of Banco Santander its subsidiaries, including its overseas subsidiary and branch.

Assets and liabilities of foreign branch and subsidiary are converted in real as follows:

• Assets and liabilities are converted at the exchange rate on the balance sheet date; and

• Revenues and expenses are converted at the monthly average exchange rates.

c) Current and Long-Term Assets and Liabilities

They are stated at their realizable and/or settlement amounts and they include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis and, when applicable, the effect of adjustments to decrease the cost of assets at their market values or realization.

Receivables and payables up to 12 months are classified in current assets and liabilities, respectively. Trading securities that, regardless of their maturity date, are classified in short-term, according to the Bacen rule Circular 3,068/2001.

d) Cash and Cash Equivalents

For the cash flows statement purposes, cash and cash equivalents correspond to the balances of cash and interbank investments immediately convertible into cash, with insignificant risk of change in its value or with original maturity equal to ninety days or less.

Bank's management decided to segregate into a different line the "Effects of Changes in Foreign Exchange Rates on Assets and Liabilities" and the corresponding impacts on the net cash flows from operating activities. Consequently, the consolidated cash flow statements amounts for the year ended December 31, 2016 have been reclassified, with the purpose of improve the presentation of the financial statements. Management considered such reclassifications as immaterial.

e) Interbank Investments and Credits Related to Bacen

They are stated at their settlement amounts and include income, charges, monetary adjustments or changes in exchange rates earned or incurred through the end of the reporting period, calculated on a daily pro rata basis.

e.1) Repurchase Agreement

Repurchase Agreement (Repo)

The bank’s own fixed income securities used as ballast in the repurchasing agreement are highlighted in specific accounts of the asset (linked securities), on transaction date, by the updated accounting average, by type and maturity of the security. The difference between the repurchase value and the sale is the expense of the operation.

To perform sales transactions with repurchase agreements the Bank also uses third-party securities as ballast. Those operations are registered as advance in the balance sheet.

Reverse Repurchase Agreement (Reverse Repo)

The financing granted by ballast with fixed-income securities (third-parties) are recorded on the financed position at liquidation value. The difference between the resale value and the purchase is recognized as the income of the operation. The securities acquired in a reverse repurchase agreement are transferred to the funded status when used as ballast for the sale transactions with repurchase agreements.

Repurchasing Performed With Free Movement Agreements

For the operations with free movement agreements, at the moment of the definitive sale of the securities acquired with resale agreement, the liability account referred to this operation must be evaluated by the securities' market value.

f) Securities

Securities are stated and classified into the following categories and accounting evaluation:

I - Trading securities;

II - Available-for-sale securities; and

III - Held-to-maturity securities.

Trading securities include securities purchased for the purpose of being actively and frequently traded while held-to-maturity securities include those for which the Bank has intention and financial capacity to hold to maturity. Available-for-sale securities include those which cannot be classified in categories I (trading) and III (held-to-maturity). Securities classified into categories I and II are stated at acquisition cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, with gains or losses on such adjustment being recorded against:

(1) The corresponding income or expense account, net of tax effects, in income statement for the period, when relating to securities classified into the trading category; and

(2) A separated account in stockholders’ equity, net of taxes effects, when related to securities classified into the available-for-sale category. The adjustments to market value recorded on sale of these securities are transferred to the income statement for the period.

Securities classified into the held-to-maturity category are stated at acquisition cost plus income earned through the balance sheet, calculated on a daily pro rata basis.

Any permanent losses recorded on the sale value of securities classified into available-for-sale and held-to-maturity are recognized in the income statement of the period.

g) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging purposes or not. Transactions made by customers' request, by Bank´s  will, or that are not qualify as hedge accounting, especially derivatives used to manage the global risk exposure, are recorded at market value, with realized and unrealized gains and losses recorded in the income statement for the period.

Derivative financial instruments designated as part of a framework of protection against risks ("hedge") can be classified as:

I - Fair value hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to market value, considering the following:

(1) For those classified in category I, the increase or decrease in their amount are recorded in the income statement for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease in their amount of the effective portion is recorded against a separated account in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both derivative financial instrument and non-derivative asset or liability. In these cases, the derivative financial instrument represents an embedded derivative. Embedded derivatives are recorded separately from the host contracts.

h) Minimum Requirements in the Process of Financial Instruments Valuation (Securities and Derivatives Financial Instruments)

The CMN Resolution 4,277 of October 31, 2013 (required since June 30, 2015) provides the minimum requirements to be observed in the process of financial instruments valuation measured at market value and on the adoption of prudential adjustments by financial institutions. The financial instruments mentioned in the Resolution includes:

a) Securities classified as "trading" and "available-for-sale", according to the Central Bank´s Circular 3,068 of November 8, 2001;

b) Derivatives Financial Instruments, according to the Central Bank Letter 3,082; of January 30, 2002; and

c) Other financial instruments at fair value, regardless of their classification in the trading portfolio, established in CMN Resolution 3,464 of June 26, 2007.

According to this resolution the Bank has established procedures to assess the need for adjustments in the value of financial instruments mentioned above, observing the prudential, relevance and reliability criteria. This review includes, among other factors, the credit risk spread in the registration of the market value of these instruments.

i) Loan Portfolio and Allowance for Losses

The loan portfolio includes lending, leasing, advances on exchange contracts and other loans with credit characteristics.  It is stated at present value, considering the indexes, interest rates and charges agreed, calculated  on a daily pro rata basis through the end of the reporting period. The revenue recognition only occurs when it is actually received for lending operations past due over 60 days.

Normally, the Bank writes off loans losses when they are past due over 360 days. In the case of long-term credit operations (over 3 years) their losses are written off when they complete 540 days late. Credit operations written of as loss are recorded in a compensation account for a minimum of five years and while not exhausted all procedures for collection.

The financial assets involved in credit operations sold without risk retention are written off from the balance sheet, which are now kept in the compensation account. The results of these sales are fully recognized when they are realized.

Since January 2012, as required by CMN Resolution 3,533/2008 and Resolution 3,895/2010, all credit operations sold with risk retention will have their results (profit or loss) recognized by the remaining terms of operations, and financial assets involved in these sales shall remain registered as loans and the amount received as obligations for sale operations or transfer of financial assets.

Allowances for loan losses are recognized based on the analysis of outstanding loans and advances (past-due and current), past experience, future expectations, specific portfolio risks, and Management´s risk assessment policy for recognizing allowances, as established by CMN Resolution 2,682/1999.

j) Non-Current Assets Held for Sale and Other Assets

Non-current assets held for sale includes the carrying amount of individual items, disposal groups, or items forming part of a business unit earmarked for disposal (“discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year.

Other assets refer mainly to assets not for own use, being composed basically of properties and vehicles received as payment.

Non-current assets held for sale and assets not for own use are generally recorded at the lower amount between the fair value less sale costs and their carrying amount at the date of classification in this category, and they are not depreciated.

k) Prepaid Expenses

Funds used in advance payments, whose benefits or services will be provided in future years, are allocated to profit or loss in accordance to the terms of the related agreements.

k.1) Commissions Paid to Banking Correspondents

In accordance with CMN Resolution 4,294 and Central Bank Circular 3,693 issued in December 2013, from January 2015 the commissions paid to intermediate agents responsible for origination of new credit operations are limited to maximum percentages of: (i) 6% of the value of new credit operation originated and (ii) 3% of the transferred value (portability).

Such commissions must be fully recognized as expenses when they are incurred.

The Central Bank Circular 3,738 of December 2014 has allowed the possibility of staggered implementation of the aforementioned accounting procedure. The bank used this prerogative, as follows:

a) 2015: Fully recognize as an expense the value of 1/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower;

b) 2016: Fully recognize as an expense the value of 2/3 of the commission paid, the difference being recognized as an asset and allocated to income for the period of 36 months or the term of the contract, whichever is lower; and

c) 2017: Recognize the full amount of commission paid as expense.

In accordance with Central Bank Circular 3,722 of October 2014, the accounting procedures previously described were applied prospectively from January 2015.

From January 2020, if an unamortized balance of sales commission paid in advance to the correspondent still exists, this amount must be fully allocated to income statement.

l) Permanent Assets

They are stated at acquisition cost, are tested for impairment annually or more frequently if the conditions or circumstances indicate that assets may be impaired, and evaluated considering the following aspects:

l.1) Investments

Adjustments to investments in affiliates and subsidiaries are measured by equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost method reduced to fair value, when applicable.

l.2) Fixed Assets

The depreciation of fixed assets is determined under the straight-line method, based on the following annual rates: buildings - 4%, facilities, furniture, equipment in use, security systems and communications  - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or through the maturity of the rental contracts.

l.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and it is tested for impairment annually or more frequently if conditions or circumstances indicate that the asset may be impaired.

The amortization of goodwill from Banco Real was completed in October 2017.

The rights over the acquisition of payroll services are registered by the amount paid. Those services are related to payroll processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. The amount paid is allocated to income statement according to the terms of the respective agreements.

Software acquisition and development expenses are amortized over a maximum of 5 years.

m) Technical Reserves Related to the Activities of Pensions and Capitalization

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in the National Council of Private Insurance (CNSP) and Superintendence of Private Insurance (Susep).

Technical Reserves to Pensions

Technical provisions are recognized in accordance with the criteria below:

• Mathematical Provisions for Benefits to Grant and Granted (PMBaC and PMBC)

The PMBaC are estimated based on the contributions collected through the financial regime of capitalization. The PMBC represents obligations taken in the form of continued income plans, being estimated based on the actuarial calculation for traditional types of plans.

• Provision of Related Expenses (PDR)

The PDR is estimated in order to cover expected values related to claims expenses. For structured plans in the financial regime of simple sharing and allocation of cover capital, the provision covers the expenses, applicable and not applicable, related to the settlement of claims or benefits, due to claims incurred, warned or not.

• Provision of Financial Surplus (PEF)

The PEF covers the financial surplus values provisioned, to be used in accordance with the rules of each plan. This provision is calculated considering the return on investments held versus the guaranteed profitability in each plan.

• Provision for Redemptions and/or Other Amounts to Regulate (PVR)

It covers the values relating to redemption to regularize, the return of contributions, awards or the requested portability that for whatever reason have not been made yet.

• Complementary Coverage Provision (PCC)

The PCC shall be estimated when the insufficiency is detected in the technical provisions due to the Test of Adequacy of Liabilities (TAP).

Technical Provisions for Capitalization

Technical provisions are elaborated according to the following criteria:

•  Mathematical provisions for redemption results from the accumulation of percentages applicable on payments made, capitalized with the interest rate predicted in the plan and updated through the basic yield rate of savings account - Basic Reference Rate (TR);

• Provision for redemption of anticipated securities is estimated from the cancellation for non-payment or redemption request, based on the value of the mathematical provision of redemption estimated at the time of securities cancellation and the provision for redemption of the matured securities is estimated after the end of the securities validity;

• Provision for raffles to be held is estimated based on a percentage of the installment paid and it aims to cover the raffles which the securities will compete, but that they have not been carried out yet. The provision of raffles payable is estimated for the securities raffled, but which have not been paid yet; and

•Ÿ Administrative expenses provision aims to reflect the present value of future expenses of capitalization securities whose duration extends from the date of its constitution.

n) Employees Benefit Plans

Post-employment benefit plans include the following commitments taken by the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death of eligible employees, and their direct beneficiaries.

Defined Contribution Plans

Defined benefit plans is the post-employment benefit plan which the Bank and its subsidiaries, as the sponsoring entity pays fixed contributions to a pension fund, not having a legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under personnel expenses in the income statement.

Defined Benefit Plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is showed in Note 35. For this type of plan, the sponsoring entity's obligation is to provide the employees with the agreed benefits, assuming the potential actuarial risk that benefits will cost more than expected.

Since January 2013, Banco Santander applies the CPC 33 (R1) which establishes the full recognition in a liability account when actuarial losses recognized (actuarial deficit) will not occur, with the counterparty in a equity´s account (other valuation adjustments).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee´s service in the current and past periods, without deducting any plan´s assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, minus (b) the fair value of plan´s assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to pay all benefits for plan´s employees or a sponsoring entity´s obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

-The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are allocated to the income statement in the lines of other operating expenses - actuarial losses - retirement plans (Note 32) and personnel expenses (Note 28).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external specialized consulting entity and approved by Management at the end of each year to be effective for the subsequent period.

o) Share Based Compensation

The Bank has compensation plans with long-term conditions for acquisition. The main conditions for acquisition are: (1) conditions of service, provided if the participant remains employed during the period of the Plan to acquire a position to exercise their rights; (2) performance conditions, the amount of investment in Certificates of Deposit Shares (Units) exercisable by the participants will be determined according to the result of a performance measurement parameter of the Bank: Total Shareholder Return (TSR) and it may be reduced, if it does not achieve the goals of the Return on Risk Weighted Assets (RoRWA) modifier, comparison between realized and budgeted in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are conditioned to the value of the shares of the Bank. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated.

Settlement in Share

The fair value of services is measured by reference to the fair value of the equity instruments granted at the grant date, taking into consideration the market conditions for each plan when the fair value is estimated. In order to recognize the staff costs in contrast with the capital reserves during the period covered, as the services are received, it is considered the treatment of conditions of service and the amount recognized for services received over the period of assessment based on the best estimative for the number of equity instruments expected to grant.

Settlement in Cash

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services rendered and the corresponding liabilities incurred in the fair value appreciation of the shares at grant date and until the liability is settled. The fair value of liability is revaluated at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in the income statement. In order to recognize the staff costs with the counterparty on the "wages payable" provisions throughout the validity period, reflecting how the services are rendered, the Bank registers the total liability measurement based on the best estimative of the right of the shares appreciation that will be acquired at the end of the validity period and recognizes the value of the services rendered during the validity period based on the best available estimative. Periodically, the Bank evaluates its estimative over the number of stock appreciation rights to be acquired at the end of the grace period.

p) Funding, Notes Issued and Other Liabilities

Financial liabilities instruments are recognized initially at fair value, considered as the trade price. They are subsequently measured at amortized cost with expenses recognized as a financial cost (Note 18.d).

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are recognized as such due to the fact that they contain both a debt instrument (liability), and an equity component (embedded derivative).

The recognition of a compound instrument consists in a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into common shares).

In accordance to the COSIF, the hybrid capital and debt instruments represents obligations of issuers (financial institutions) and should be recorded in specific accounts of the  liabilities adjusted according for the effect of exchange rate variation, when denominated in foreign currency. All the yield related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) shall be accounted as expenses of the period, in compliance with the accrual basis method.

Related to the stockholders' equity component, your registration occurs at the initial moment based in its fair value, if it is different from zero.

The relevant details of the nature of these compound instruments issued are described in Note 21.

q) Provisions, Contingent Assets and Liabilities

Banco Santander and its subsidiaries are involved in judicial and administrative lawsuits related to tax, labor and civil, in the normal course of their activities.

The provisions include legal obligations, judicial and administrative lawsuits related to tax and social security obligations, whose matter is to challenge their legality or constitutionality where, regardless the assessment of their loss probability, the amounts are fully recognized in the financial statements.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate and may be fully or partially reversed or reduced when the financial outflows and obligations relevant to the process are no longer probable, including decay of legal deadlines, among others.

Judicial and administrative provisions are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity, and history of the actions and the opinion of the internal legal counsel and the best information available. For lawsuits for which the risk of loss is possible, provisions are not recorded and the information is disclosed in the notes to the financial statements (Note 23.h) and for proceedings for which the risk of loss is remote, disclosure is not required.

Contingent assets are not recognized, except when there are guarantees or favorable judicial decisions in lawsuits from the past with the same matter, when no further claims are applicable, characterizing the success in such litigation. Contingent assets with the risk of success as probable, if any, are only disclosed in the financial statements.

In lawsuits with favorable decisions to Santander, the counterparty has the right, in the event of specific legal requirements attended, to file a rescission action within a period determined by current legislation. Rescission actions are considered new lawsuits and will they be evaluated for contingent liability purposes if and when they are filed.

r) Social Integration Program (PIS) and Contribution for the Financing of Social Security (Cofins)

The PIS (0.65%) and COFINS (4.00%) are calculated on the gross revenue related to the main activity of the legal entity. The financial institutions may deduct funding expenses in the establishment of the amount base for calculation. PIS and COFINS expenses are recorded in tax expenses. For non-financial companies the rates are 1.65% for PIS and 7.6% for COFINS.

s) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

IRPJ is calculated at the rate of 15% plus a surtax of 10% applied on profit, after adjustments determined by tax legislation. The Social Contribution Tax on Net Profit (CSLL) is calculated at the rate of 20% for financial institutions, insurance and capitalization companies and 9% for other companies, applied on profit, after adjustments required by tax legislation. The CSLL rate applicable to financial institutions, insurance and capitalization companies was raised from 15% to 20% for the period between September,1st  2015 and December, 31 2018, in the terms of the current law 13,169/2015 (result of the conversion into law of Provisory Measure 675/2015).

Deferred tax credits and liabilities are basically calculated on the temporary differences between the accounting and taxable income, tax losses, negative basis of social contribution and adjustments to market value of securities and derivative financial instruments. The recognition of deferred tax credits and liabilities is made at the rates applicable to the period in which the asset is realized and / or the liability is settled.

According to the current regulation,  the tax credits are recognized to the extent that it is probable its recovery with the base of future taxable income generation. The expected realization of the tax credits according to Note 11.b is based on the projections of future earnings supported by a technical study.

t) Impairment

The financial and non-financial assets are measured at the end of each reporting period in order to identify evidence of impairment in its accounting value. If there is any indication, the entity shall estimate the recoverable amount of the asset and that loss shall be recognized immediately in the income statement. The recoverable amount of an asset is defined as the highest amount between its fair value net of selling expenses and its value in use.

u) Deferred Income

It refers to income received before the maturity of the underlying  obligation and include non-refundable income, primarily related to guarantees provided and credit card annual fees. The allocation to income statement is made in accordance with the terms of the agreements.

v) Non-Controlling Interest - Consolidated Stockholders' Equity

The non-controlling interests (minority interests) are reported and highlighted in a separate stockholders' equity of the parent entity for presentation purposes of the consolidated financial statements.

w) Financial Guarantees

Resolution CMN 4,512 of July 28, 2016 and Circular Letter Bacen 3,782 of September 19, 2016 established accounting procedures to be applied, determining on the constitution of a provision to cover losses associated with financial guarantees provided in any form, to be applied prospectively as from January 1, 2017. Losses associated with the likelihood of future disbursements linked to financial guarantees provided are measured in accordance with recognized credit risk management models and practices and based on consistent information and criteria, verifiable. The provision should be sufficient to cover probable losses over the term of the guarantee provided and are evaluated periodically. Provisions related to financial guarantees rendered before January 1, 2017 were recorded as a contra entry to the shareholders' equity account, in accordance with the Resolution and Circular Letter mentioned above.

y) Subsequent Events

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

• Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and

• Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

4. Cash and Cash Equivalents

					Bank
		03/31/2018	12/31/2017	03/31/2017	12/31/2016
Cash		10,513,279	11,148,561	5,190,349	5,513,365
Interbank Investments		11,775,540	11,515,820	14,279,351	12,334,313
Money Market Investments		7,453,407	603,408	822,762	1,053,105
Interbank Deposits		1,490,626	1,498,280	435,536	282,753
Foreign Currency Investments		2,831,507	9,414,132	13,021,053	10,998,455
Total		22,288,819	22,664,381	19,469,700	17,847,678

					Consolidated
		03/31/2018	12/31/2017	03/31/2017	12/31/2016
Cash		10,658,307	11,234,369	5,404,677	5,723,084
Interbank Investments		11,347,653	11,278,948	14,175,183	12,410,093
Money Market Investments		7,523,406	673,426	892,762	1,129,140
Interbank Deposits		992,152	1,190,802	260,892	282,753
Foreign Currency Investments		2,832,095	9,414,720	13,021,529	10,998,200
Total		22,005,960	22,513,317	19,579,860	18,133,177

5. Interbank Investments

					Bank
				03/31/2018	12/31/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	29,598,001	8,901,839	-	38,499,840	34,414,303
Own Portfolio	2,696,592	275,204	-	2,971,796	603,271
Financial Treasury Bills - LFT	131,009	-	-	131,009	208,159
National Treasury Bills - LTN	1,883,210	-	-	1,883,210	120,795
National Treasury Notes - NTN	682,373	275,204	-	957,577	274,317
Third-party Portfolio	3,654,685	2,843,243	-	6,497,928	6,399,379
National Treasury Bills - LTN	1,755,631	229,989	-	1,985,620	621,726
National Treasury Notes - NTN	1,899,054	2,613,254	-	4,512,308	5,777,653
Sold Position	23,246,724	5,783,392	-	29,030,116	27,411,653
National Treasury Bills - LTN	3,067,565	1,157,877	-	4,225,442	2,364,179
National Treasury Notes - NTN	20,179,159	4,625,515	-	24,804,674	25,047,474
Interbank Deposits	9,672,009	19,880,584	23,532,744	53,085,337	49,067,638
Foreign Currency Investments	2,831,507	-	-	2,831,507	9,414,132
Total	42,101,517	28,782,423	23,532,744	94,416,684	92,896,073
Current				70,883,940	71,055,301
Long-term				23,532,744	21,840,772

					Consolidated
				03/31/2018	12/31/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Money Market Investments	29,667,999	8,901,840	-	38,569,839	34,484,321
Own Portfolio	4,106,921	3,118,446	-	7,225,367	6,674,872

Financial Treasury Bills - LFT	131,009	-	-	131,009	208,159
National Treasury Bills - LTN	2,114,132	229,989	-	2,344,121	811,779
National Treasury Notes - NTN	1,861,780	2,888,457	-	4,750,237	5,654,934
Third-party Portfolio	2,314,354	-	-	2,314,354	397,796
National Treasury Bills - LTN	1,594,707	-	-	1,594,707	760
National Treasury Notes - NTN	719,647	-	-	719,647	397,036
Sold Position	23,246,724	5,783,394	-	29,030,118	27,411,653
National Treasury Bills - LTN	3,067,565	1,157,877	-	4,225,442	2,364,179
National Treasury Notes - NTN	20,179,159	4,625,517	-	24,804,676	25,047,474
Interbank Deposits	1,313,576	1,152,370	466,811	2,932,757	2,861,635
Foreign Currency Investments	2,832,095	-	-	2,832,095	9,414,720
Total	33,813,670	10,054,210	466,811	44,334,691	46,760,676
Current				43,867,880	46,240,236
Long-term				466,811	520,440

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

					Bank
				03/31/2018	12/31/2017
	Amortized	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	41,000,818	468,128	-	41,468,946	32,338,759
Government Securities	40,498,803	479,147	-	40,977,950	31,689,300
Private Securities	502,015	(11,019)	-	490,996	649,459
Available-for-Sale Securities	126,106,685	1,005,676	1,245,245	128,357,606	131,719,036
Government Securities	89,595,898	1,005,232	1,824,027	92,425,157	81,280,322
Private Securities	36,510,787	444	(578,782)	35,932,449	50,438,714
Held-to-Maturity Securities	9,704,088	-	-	9,704,088	9,578,992
Government Securities	9,704,088	-	-	9,704,088	9,578,992
Total Securities	176,811,591	1,473,804	1,245,245	179,530,640	173,636,787
Derivatives (Assets)	7,456,918	2,530,762	(41,261)	9,946,419	11,303,873
Total Securities and Derivatives	184,268,509	4,004,566	1,203,984	189,477,059	184,940,660
Current				76,177,118	59,009,344
Long-term				113,299,941	125,931,316
Derivatives (Liabilities)	(6,157,070)	(3,190,400)	(1,580)	(9,349,050)	(10,408,295)
Current				(4,460,693)	(5,797,638)
Long-term				(4,888,357)	(4,610,657)

					Consolidated
				03/31/2018	12/31/2017
	Amortized	Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	47,087,134	661,800	-	47,748,934	37,948,110
Government Securities	45,548,433	615,407	-	46,163,840	35,973,244
Private Securities	1,538,701	46,393	-	1,585,094	1,974,866
Available-for-Sale Securities	111,674,021	1,031,924	1,293,922	113,999,867	102,658,804
Government Securities	93,275,660	1,036,827	1,870,813	96,183,300	84,553,616
Private Securities	18,398,361	(4,903)	(576,891)	17,816,567	18,105,188
Held-to-Maturity Securities	9,704,088	-	-	9,704,088	9,578,992
Government Securities	9,704,088	-	-	9,704,088	9,578,992
Total Securities	168,465,243	1,693,724	1,293,922	171,452,889	150,185,906
Derivatives (Assets)	19,417,643	2,190,843	87,876	21,696,362	21,543,768
Total Securities and Derivatives	187,882,886	3,884,567	1,381,798	193,149,251	171,729,674
Current				93,895,543	74,425,223
Long-term				99,253,708	97,304,451
Derivatives (Liabilities)	(17,544,013)	(3,286,124)	(242,337)	(21,072,474)	(20,680,884)
Current				(16,013,107)	(15,943,399)
Long-term				(5,059,367)	(4,737,485)

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS

In thousands of Brazilian real - R$, unless otherwise stated

II) Trading Securities

				Bank				Consolidated
			03/31/2018	12/31/2017			03/31/2018	12/31/2017
		Adjustment				Adjustment
	Amortized	to Fair Value -	Carrying	Carrying	Amortized	to Fair Value -	Carrying	Carrying
Trading Securities	Cost	Income	Amount	Amount	Cost	Income	Amount	Amount
Government Securities	40,498,803	479,147	40,977,950	31,689,300	45,548,433	615,407	46,163,840	35,973,244
Financial Treasury Bills - LFT	2,221,751	743	2,222,494	1,815,972	5,798,696	13,444	5,812,140	4,524,911
National Treasury Bills - LTN	10,491,344	58,990	10,550,334	6,583,643	10,491,344	58,990	10,550,334	6,583,643
National Treasury Notes - NTN A	212,089	(4,206)	207,883	212,762	212,089	(4,206)	207,883	212,762
National Treasury Notes - NTN B	11,306,545	193,780	11,500,325	15,300,758	11,629,094	208,969	11,838,063	15,660,246
National Treasury Notes - NTN C	1,636	116	1,752	1,672	1,151,772	108,486	1,260,258	1,217,189
National Treasury Notes - NTN F	16,117,294	223,787	16,341,081	7,555,440	16,117,294	223,787	16,341,081	7,555,440
Agricultural Debt Securities - TDA	147,486	5,881	153,367	152,341	147,486	5,881	153,367	152,341
Brazilian Foreign Debt Notes	658	56	714	66,712	658	56	714	66,712
Private Securities	502,015	(11,019)	490,996	649,459	1,538,701	46,393	1,585,094	1,974,866
Shares	91,131	(11,153)	79,978	249	655,541	892	656,433	236,635
Receivables Investment Fund - FIDC (1)	-	-	-	-	4,115	-	4,115	-
Investment Fund Shares	99,839	(862)	98,977	84,271	541,010	44,505	585,515	1,075,028
Investment Fund Real Estate	-	-	-	-	26,854	-	26,854	48,246
Eurobonds	66,339	1	66,340	-	66,339	1	66,340	-
Debentures (2)	182,646	321	182,967	393,716	182,646	321	182,967	443,734
Certificates of Real Estate Receivables - CRI	20,320	(296)	20,024	101,142	20,320	(296)	20,024	101,142
Certificates of Agribusiness Receivables - CRA	41,740	970	42,710	70,081	41,740	970	42,710	70,081
Certificates of Time Deposits - CDB	-	-	-	-	136	-	136	-
Total	41,000,818	468,128	41,468,946	32,338,759	47,087,134	661,800	47,748,934	37,948,110

						Bank
						03/31/2018
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	4,302,938	8,278,777	9,051,627	19,344,608	40,977,950
Financial Treasury Bills - LFT	-	-	628,223	729,614	864,657	2,222,494
National Treasury Bills - LTN	-	1,913,160	4,155,772	2,370,767	2,110,635	10,550,334
National Treasury Notes - NTN A	-	149,458	-	-	58,425	207,883
National Treasury Notes - NTN B	-	2,227,989	2,782,632	339,245	6,150,459	11,500,325
National Treasury Notes - NTN C	-	13	-	-	1,739	1,752
National Treasury Notes - NTN F	-	-	663,628	5,557,158	10,120,295	16,341,081
Agricultural Debt Securities - TDA	-	12,318	48,507	54,843	37,699	153,367
Brazilian Foreign Debt Securities	-	-	15	-	699	714
Private Securities	178,955	67,175	15,755	32,297	196,814	490,996
Shares	79,978	-	-	-	-	79,978
Investment Fund Shares	98,977	-	-	-	-	98,977
Eurobonds	-	66,340	-	-	-	66,340
Debentures (2)	-	626	15,736	32,297	134,308	182,967
Certificates of Real Estate Receivables - CRI	-	209	19	-	19,796	20,024
Certificates of Agribusiness Receivables - CRA	-	-	-	-	42,710	42,710
Total	178,955	4,370,113	8,294,532	9,083,924	19,541,422	41,468,946

						Consolidated
						03/31/2018
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	4,306,139	9,254,568	10,643,443	21,959,690	46,163,840
Financial Treasury Bills - LFT	-	-	1,583,384	2,321,430	1,907,326	5,812,140
National Treasury Bills - LTN	-	1,913,160	4,155,772	2,370,767	2,110,635	10,550,334
National Treasury Notes - NTN A	-	149,458	-	-	58,425	207,883
National Treasury Notes - NTN B	-	2,227,996	2,784,720	339,245	6,486,102	11,838,063
National Treasury Notes - NTN C	-	3,207	18,542	-	1,238,509	1,260,258
National Treasury Notes - NTN F	-	-	663,628	5,557,158	10,120,295	16,341,081
Agricultural Debt Securities - TDA	-	12,318	48,507	54,843	37,699	153,367
Brazilian Foreign Debt Notes	-	-	15	-	699	714
Private Securities	1,246,063	94,029	15,891	32,297	196,814	1,585,094
Shares	656,433	-	-	-	-	656,433
Investment Funds in Credit Rights - FIDC	4,115	-	-	-	-	4,115
Investment Fund Shares	585,515	-	-	-	-	585,515
Investment Fund Real Estate	-	26,854	-	-	-	26,854
Eurobonds	-	66,340	-	-	-	66,340
Debentures (2)	-	626	15,736	32,297	134,308	182,967
Certificates of Real Estate Receivables - CRI	-	209	19	-	19,796	20,024
Certificates of Agribusiness Receivables - CRA	-	-	-	-	42,710	42,710
Certificates of Bank Deposits - CDB	-	-	136	-	-	136
Total	1,246,063	4,400,168	9,270,459	10,675,740	22,156,504	47,748,934

III) Available-for-Sale Securities

					Bank
				03/31/2018	12/31/2017

	Amortized		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities	Cost	Income	Equity	Amount	Amount
Government Securities	89,595,898	1,005,232	1,824,027	92,425,157	81,280,322
Treasury Certificates - CFT	702	-	226	928	884
Securitized Credit	1,671	-	199	1,870	2,005
Financial Treasury Bills - LFT (8)	8,951,983	-	9,302	8,961,285	8,828,177
National Treasury Bills - LTN (6)	41,021,816	512,964	328,480	41,863,260	38,938,892
National Treasury Notes - NTN A	1,161,930	-	73,148	1,235,078	1,245,609
National Treasury Notes - NTN B	9,265,797	-	1,111,631	10,377,428	9,905,894
National Treasury Notes - NTN C	618,764	-	41,901	660,665	647,700
National Treasury Notes - NTN F (4) (7)	16,455,543	492,268	184,532	17,132,343	16,948,927
Mexican Foreign Debt Securities	1,703,340	-	65,407	1,768,747	-
Securities of the Brazilian Foreign Debt (Global Bonds)	685,739	-	6,222	691,961	-
Spanish Foreign Debt Bonds	9,728,613	-	2,979	9,731,592	4,762,234
Private Securities	36,511,231	-	(578,782)	35,932,449	50,438,714
Shares	46,266	-	153	46,419	46,417
Investment Fund Shares in Participation - FIP (5)	29,330	-	-	29,330	33,368
Investment Fund Shares	792,026	-	-	792,026	765,519
Investment Fund Real Estate	423,582	-	-	423,582	424,255
Debentures (2)	27,137,461	-	(673,879)	26,463,582	41,118,859
Promissory Notes - NP (3)	5,835,594	-	40,339	5,875,933	6,119,982
Financial Bills - LF	147,436	-	(692)	146,744	271,967
Certificates of Real Estate Receivables - CRI	220,149	-	(1,466)	218,683	247,176
Rural Product Note - CPR	1,879,387	-	56,763	1,936,150	1,411,171
Total	126,107,129	1,005,232	1,245,245	128,357,606	131,719,036

					Consolidated
				03/31/2018	12/31/2017

	Amortized		Fair Value on:	Carrying	Carrying
Available-for-Sale Securities	Cost	Income	Equity	Amount	Amount
Government Securities	93,275,660	1,036,827	1,870,813	96,183,300	84,553,616
Treasury Certificates - CFT	702	-	226	928	884
Securitized Credit	1,671	-	199	1,870	2,005
Financial Treasury Bills - LFT (8)	9,577,037	-	9,124	9,586,161	9,426,219
National Treasury Bills - LTN (6)	42,174,099	512,964	359,831	43,046,894	39,657,224
National Treasury Notes - NTN A	1,161,930	-	73,148	1,235,078	1,245,609
National Treasury Notes - NTN B	9,265,797	-	1,111,631	10,377,428	9,905,894
National Treasury Notes - NTN C	618,764	-	41,901	660,665	647,700
National Treasury Notes - NTN F (4) (7)	18,357,968	523,863	200,145	19,081,976	18,905,847
Mexican Foreign Debt Securities	1,703,340	-	65,407	1,768,747	-
Securities of the Brazilian Foreign Debt (Global Bonds)	685,739	-	6,222	691,961	-
Spanish Foreign Debt Bonds	9,728,613	-	2,979	9,731,592	4,762,234
Private Securities	18,398,805	(5,347)	(576,891)	17,816,567	18,105,188
Shares	56,960	(5,347)	153	51,766	51,764
Investment Fund Shares in Participation - FIP (5)	26,513	-	-	26,513	33,370
Investment Fund Shares	95,015	-	1,804	96,819	66,399
Investment Fund Real Estate	70,517	-	87	70,604	65,480
Debentures (2)	10,067,234	-	(673,879)	9,393,355	9,739,831
Promissory Notes - NP (3)	5,835,594	-	40,339	5,875,933	6,119,982
Foreign Exchange Bills - LC	-	-	-	-	10,426
Financial Bills - LF	147,436	-	(692)	146,744	358,927
Certificates of Real Estate Receivables - CRI	220,149	-	(1,466)	218,683	247,176
Certificates of Time Deposits - CDB	-	-	-	-	662
Rural Product Note - CPR	1,879,387	-	56,763	1,936,150	1,411,171
Total	111,674,465	1,031,480	1,293,922	113,999,867	102,658,804

						Bank
						03/31/2018
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	26,036	24,291,402	25,789,439	42,318,280	92,425,157
Treasury Certificates - CFT	-	-	-	-	928	928
Securitized Credit	-	177	553	952	188	1,870
Financial Treasury Bills - LFT (8)	-	-	-	2,814,157	6,147,128	8,961,285
National Treasury Bills - LTN (6)	-	-	12,383,610	20,249,581	9,230,069	41,863,260
National Treasury Notes - NTN A	-	10,116	-	-	1,224,962	1,235,078
National Treasury Notes - NTN B	-	15,743	16,709	-	10,344,976	10,377,428
National Treasury Notes - NTN C	-	-	3,119	-	657,546	660,665
National Treasury Notes - NTN F (4) (7)	-	-	387,072	2,724,749	14,020,522	17,132,343
Mexican Foreign Debt Securities	-	-	1,768,747	-	-	1,768,747
Securities of the Brazilian Foreign Debt (Global Bonds)	-	-	-	-	691,961	691,961
Spanish Foreign Debt Bonds	-	-	9,731,592	-	-	9,731,592
Private Securities	1,215,613	1,279,970	2,797,920	9,397,312	21,241,634	35,932,449
Shares	5	-	46,414	-	-	46,419
Investment Fund Shares in Participation - FIP (5)	-	-	-	-	29,330	29,330
Investment Fund Shares	792,026	-	-	-	-	792,026
Investment Fund Real Estate	423,582	-	-	-	-	423,582
Debentures (2) (7)	-	408,277	821,503	5,573,449	19,660,353	26,463,582
Promissory Notes - NP (3)	-	720,016	1,496,375	3,055,531	604,011	5,875,933
Financial Bills - LF	-	43,866	51,243	51,635	-	146,744
Certificates of Real Estate Receivables - CRI	-	13	615	42,724	175,331	218,683
Rural Product Note - CPR	-	107,798	381,770	673,973	772,609	1,936,150
Total	1,215,613	1,306,006	27,089,322	35,186,751	63,559,914	128,357,606

						Consolidated
						03/31/2018
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	Maturity	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	-	26,036	25,022,735	28,394,593	42,739,936	96,183,300
Treasury Certificates - CFT	-	-	-	-	928	928
Securitized Credit	-	177	553	952	188	1,870
Financial Treasury Bills - LFT (8)	-	-	160,793	3,238,635	6,186,733	9,586,161
National Treasury Bills - LTN (6)	-	-	12,910,804	20,679,649	9,456,441	43,046,894
National Treasury Notes - NTN A	-	10,116	-	-	1,224,962	1,235,078
National Treasury Notes - NTN B	-	15,743	16,709	-	10,344,976	10,377,428
National Treasury Notes - NTN C	-	-	3,119	-	657,546	660,665
National Treasury Notes - NTN F (4) (7)	-	-	430,418	4,475,357	14,176,201	19,081,976
Mexican Foreign Debt Securities	-	-	1,768,747	-	-	1,768,747
Securities of the Brazilian Foreign Debt (Global Bonds)	-	-	-	-	691,961	691,961
Spanish Foreign Debt Bonds	-	-	9,731,592	-	-	9,731,592
Private Securities	172,775	1,279,970	2,797,920	7,792,451	5,773,451	17,816,567
Shares	5,352	-	46,414	-	-	51,766
Investment Fund Shares in Participation - FIP (5)	-	-	-	-	26,513	26,513
Investment Fund Shares	96,819	-	-	-	-	96,819
Investment Fund Real Estate	70,604	-	-	-	-	70,604
Debentures (2)	-	408,277	821,503	3,968,588	4,194,987	9,393,355
Promissory Notes - NP (3)	-	720,016	1,496,375	3,055,531	604,011	5,875,933
Financial Bills - LF	-	43,866	51,243	51,635	-	146,744
Certificates of Real Estate Receivables - CRI	-	13	615	42,724	175,331	218,683
Certificates of Time Deposits - CDB	-	-	-	-	-	-
Rural Product Note - CPR	-	107,798	381,770	673,973	772,609	1,936,150
Total	172,775	1,306,006	27,820,655	36,187,044	48,513,387	113,999,867

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices of credit evaluation.

(2) In the Bank and Consolidated, includes securities issued by mixed-capital companies in the amount of R$4,376 (12/31/2017 - R$1,838) in securities for trading and R$1,347,756 (12/31/2017 - R$1,442,684) in available-for-sale securities.

(3) Includes R$142,676 (12/31/2017 - R$125,974) of hedge objects related to market risks (Note 6.b.V.a) and  R$2,982,839 (12/31/2017 - R$1,194,266) of hedge objects related to cash flow hedge (Nota 6.b.v.b).

(4) On March 31, 2018, the quantity of 1,040,000 in the amount of R$1,103,227 (12/31/2017 - 1,040,000 in the amount of R$1,090,788) Notes National Treasury - NTN-F, with maturity on January 1, 2025 (12/31/2017 - maturity on  January 1, 2025) are bound by the obligation assumed by Banco Santander to hedge the unamortized reserves Plan V of the Social Security Fund (Banesprev).

(5) These assets are measured through the fair value of the Invested Funds that must reflect the market conditions at the time of their measurement, understood as the date of the initial recognition, the presentation of the financial statements or that in which information on the Fund's assets is disclosed to the market, the measurement of the fair value of the investments must be established on a consistent and verifiable basis. In cases where the Trustee of the Invested Fund concludes that the fair value of an entity is not reliably measurable, the cost value may be utilized until it is practicable to measure fair value on a reliable basis, and the trustee shall disclose, in explanatory note, the reasons that led it to conclude that the fair value is not reliably measurable, together with a summary of the condensed financial statements of the investments of these Funds (CVM Instruction 579/2016).

(6) On March 31, 2018, it includes the amount of R$32,633,180 (12/31/2017 - R$13,893,932) hedge objects related to market risk (Note 6.b.V.a).

(7) On March 31, 2018, it includes the amount of R$11,098,532 (12/31/2017 - R$10,885,899) in the Bank and R$12,709,494 (12/31/2017 - R$12,504,428) in the Consolidated of hedge objects related to market risk (Note 6.b.V.a).

(8) On March 31, 2018, includes the amount of R$5,152,240 (12/31/2017 - R$5,071,220) of securities subject to cash flow hedge (Note 6.b.V.b).

IV) Held-to-Maturity Securities

							Bank/Consolidated
							03/31/2018
							By Maturity

		Amortized Cost	Up to	From 3 to	From 1 to	Over
Held-to-Maturity Securities (1)	03/31/2018	12/31/2017	3 Months	12 Months	3 Years	3 Years	Total
Government Securities	9,704,088	9,578,992	73,486	39,571	783,558	8,807,473	9,704,088
National Treasury Notes - NTN A	2,947,408	2,849,352	25,586	-	-	2,921,822	2,947,408
Brazilian Foreign Debt Bonds (2)	6,756,680	6,729,640	47,900	39,571	783,558	5,885,651	6,756,680
Total	9,704,088	9,578,992	73,486	39,571	783,558	8,807,473	9,704,088
(1) The fair value of held to maturity securities is R$10,076,288 (12/31/2017 - R$10,587,117).

(2) It includes the amount of R$839,266 (12/31/2017 - R$809,660) of cash flow object hedge (Note 6.b.V.b).

For the period ended March 31, 2018, there were no changes in the federal public securities and other securities classified as held to maturity.

Given the provisions of Article 5 of Circular Bacen 3,068/2001, Banco Santander has the financial capacity and intention to hold to maturity securities classified as held-to-maturity.

The market value of securities is estimated based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate curves, considered as representative of market conditions at the end of balance.

V) Financial Income - Securities Transactions

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Income From Fixed-Income Securities (1)	5,230,481	5,587,279	5,039,908	3,701,091
Income From Interbank Investments	2,293,488	2,798,474	1,236,106	1,716,469
Income From Variable-Income Securities (2)	(34,347)	(100,093)	12,926	(65,626)
Financial Income of Pension and Capitalization	-	-	32,846	34,984
Provision for Impairment Losses (3)	(51,348)	(70,446)	(51,348)	(79,929)
Others (4)	(116,736)	(166,001)	(112,102)	(137,765)
Total	7,321,538	8,049,213	6,158,336	5,169,224

(1) Includes expenses with exchange variation in the amount of R$343,715 (2017 - income in the amount of R$137,613) in the Bank and R$360,303 (2017 - income in the amount of R$651,019) in the Consolidated.

(2) In 2017, Includes expenses with exchange variation in the amount of R$404 in the Bank and Consolidated.

(3) Corresponds to the permanent loss record, referring to securities classified as available for sale.

(4) In 2018, includes expenses with exchange variation in the amount of R$143,888 and net valuation/devaluation of quotas of investment funds and participations. In 2017, it corresponds mainly to the net valuation / devaluation of quotas of investment funds and participation.

b) Derivatives Financial Instruments

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and stocks. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber (ie. stock Exchange for example) or using the same methodology applied for swap contracts. The fair value of options derivatives (call and put) is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from theses prices to be used as first input in these models.

I) Derivatives Recorded in Memorandum Accounts and Balance Sheets

					Bank
			03/31/2018			12/31/2017
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		1,567,007	707,990		1,615,516	1,051,711
Assets	149,728,030	60,404,326	59,910,548	148,017,969	57,881,622	57,391,575
CDI (Interbank Deposit Rates)	44,959,294	21,087,488	21,020,173	42,608,262	22,374,055	22,364,285
Fixed Interest Rate - Real	33,728,436	-	-	31,745,948	-	-
Indexed to Price and Interest Rates	5,138,987	-	-	5,709,977	-	-
Foreign Currency	65,839,119	39,316,838	38,890,375	67,895,932	35,507,567	35,027,290
Others	62,194	-	-	57,850	-	-
Liabilities	148,161,023	(58,837,319)	(59,202,558)	146,402,453	(56,266,106)	(56,339,864)
CDI (Interbank Deposit Rates)	23,871,806	-	-	20,234,207	-	-
Fixed Interest Rate - Real	54,764,842	(21,036,406)	(21,294,829)	53,035,866	(21,289,918)	(21,419,177)
Indexed to Price and Interest Rates	42,353,277	(37,214,290)	(37,372,306)	40,263,568	(34,553,591)	(34,525,308)
Foreign Currency	26,522,281	-	-	32,388,365	-	-
Others	648,817	(586,623)	(535,423)	480,447	(422,597)	(395,379)
Options	225,978,979	201,994	140,125	187,690,913	208,446	146,692
Purchased Position	109,736,101	502,475	495,970	86,278,377	520,456	489,458
Call Option - Foreign Currency	11,744,270	197,571	85,462	9,403,298	214,347	172,591
Put Option - Foreign Currency	2,930,809	46,976	33,810	5,097,595	65,569	42,486
Call Option - Other	7,327,196	24,760	13,953	1,230,140	15,083	5,203
Interbank Market	5,154,094	7,019	5,633	1,185,310	7,021	389
Others (1)	2,173,102	17,741	8,320	44,830	8,062	4,814
Put Option - Other	87,733,826	233,168	362,745	70,547,344	225,457	269,178
Interbank Market	87,396,406	217,178	338,725	70,295,282	216,914	257,944
Others (1)	337,420	15,990	24,020	252,062	8,543	11,234
Sold Position	116,242,878	(300,481)	(355,845)	101,412,536	(312,010)	(342,766)
Call Option - Foreign Currency	5,968,236	(106,508)	(80,020)	5,638,163	(113,031)	(117,160)
Put Option - Foreign Currency	5,571,848	(94,865)	(80,833)	5,952,678	(98,395)	(80,195)
Call Option - Other	16,971,135	(34,616)	(18,693)	19,260,781	(33,135)	(15,115)
Interbank Market	16,139,723	(7,235)	(2,713)	19,151,110	(17,837)	(515)
Others (1)	831,412	(27,381)	(15,980)	109,671	(15,298)	(14,600)
Put Option - Other	87,731,659	(64,492)	(176,299)	70,560,914	(67,449)	(130,296)
Interbank Market	87,526,470	(43,647)	(149,616)	70,494,622	(54,376)	(126,743)
Others (1)	205,189	(20,845)	(26,683)	66,292	(13,073)	(3,553)

					Bank
			03/31/2018			12/31/2017
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Futures Contracts	231,795,483	-	-	161,679,490	-	-
Purchased Position	65,155,062	-	-	54,759,916	-	-
Exchange Coupon (DDI)	21,134,151	-	-	9,616,936	-	-
Interest Rates (DI1 and DIA)	23,513,796	-	-	26,456,303	-	-
Foreign Currency	19,652,800	-	-	16,733,437	-	-
Indexes (2)	463,128	-	-	1,734,205	-	-
Treasury Bonds/Notes	391,187	-	-	219,035	-	-
Sold Position	166,640,421	-	-	106,919,574	-	-
Exchange Coupon (DDI)	70,238,441	-	-	55,016,928	-	-
Interest Rates (DI1 and DIA)	79,780,563	-	-	51,135,994	-	-
Foreign Currency	14,580,948	-	-	745,849	-	-
Indexes (2)	-	-	-	20,803	-	-
Treasury Bonds/Notes	2,040,469	-	-	-	-	-
Forward Contracts and Others	43,504,358	(100,877)	(170,459)	47,797,322	(920,582)	(261,637)
Purchased Commitment	19,718,946	556,813	478,963	23,479,857	(3,607,256)	619,808
Currencies	18,271,154	557,202	477,845	21,525,220	(3,606,223)	618,006
Others	1,447,792	(389)	1,118	1,954,637	(1,033)	1,802
Sell Commitment	23,785,412	(657,690)	(649,422)	24,317,465	2,686,674	(881,445)
Currencies	23,050,318	(654,170)	(647,003)	22,096,104	2,688,198	(877,864)
Others	735,094	(3,520)	(2,419)	2,221,361	(1,524)	(3,581)

						Consolidated
			03/31/2018			12/31/2017
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		1,677,712	743,538		2,453,547	1,072,977
Assets	215,659,949	76,674,303	75,999,437	202,464,902	56,082,202	57,679,172
CDI (Interbank Deposit Rates)	40,068,429	8,998,689	16,411,054	33,673,210	17,009,034	22,794,490
Fixed Interest Rate - Real	55,068,738	-	-	95,700,715	-	-
Indexed to Price and Interest Rates	4,934,074	-	-	5,592,892	-	-
Foreign Currency	115,473,114	67,675,614	59,588,383	67,493,635	39,073,168	34,884,682
Others	115,594	-	-	4,450	-	-
Liabilities	213,982,237	(74,996,591)	(75,255,899)	200,011,355	(53,628,655)	(56,606,195)
CDI (Interbank Deposit Rates)	31,069,740	-	-	16,664,176	-	-
Fixed Interest Rate - Real	92,112,903	(37,044,165)	(37,194,831)	114,357,076	(18,656,361)	(21,687,884)
Indexed to Price and Interest Rates	42,353,277	(37,419,203)	(37,579,045)	40,146,968	(34,554,076)	(34,527,986)
Foreign Currency	47,797,500	-	-	28,420,467	-	-
Others	648,817	(533,223)	(482,023)	422,668	(418,218)	(390,325)
Options	230,719,727	204,284	215,155	190,061,609	210,736	168,035
Purchased Position	112,163,612	493,837	642,930	87,503,833	511,819	553,218
Call Option - Foreign Currency	11,777,747	195,094	85,668	9,369,821	211,870	169,542
Put Option - Foreign Currency	2,930,809	46,693	33,810	5,130,392	65,287	42,389
Call Option - Other	7,398,608	24,760	15,195	1,953,481	15,083	59,219
Interbank Market	5,154,094	7,019	5,633	1,185,310	7,021	389
Others (1)	2,244,514	17,741	9,562	768,171	8,062	58,830
Put Option - Other	90,056,448	227,290	508,257	71,050,139	219,579	282,068
Interbank Market	87,396,406	217,178	338,725	70,295,282	216,914	257,944
Others (1)	2,660,042	10,112	169,532	754,857	2,665	24,124
Sold Position	118,556,115	(289,553)	(427,775)	102,557,776	(301,083)	(385,183)
Call Option - Foreign Currency	6,011,502	(106,242)	(80,018)	5,595,163	(112,765)	(117,059)
Put Option - Foreign Currency	5,571,848	(92,233)	(80,833)	5,919,598	(95,764)	(77,145)
Call Option - Other	19,048,318	(26,586)	(89,240)	19,880,180	(25,105)	(35,961)
Interbank Market	16,139,723	(7,235)	(2,713)	19,151,110	(17,837)	(515)
Others (1)	2,908,595	(19,351)	(86,527)	729,070	(7,268)	(35,446)
Put Option - Other	87,924,447	(64,492)	(177,684)	71,162,835	(67,449)	(155,018)
Interbank Market	87,526,470	(43,647)	(149,616)	70,494,622	(54,376)	(126,743)
Others (1)	397,977	(20,845)	(28,068)	668,213	(13,073)	(28,275)

						Consolidated
			03/31/2018			12/31/2017
			Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Futures Contracts	231,973,645	-	-	161,725,596	-	-
Purchased Position	65,333,224	-	-	54,806,022	-	-
Exchange Coupon (DDI)	21,134,151	-	-	9,616,936	-	-
Interest Rates (DI1 and DIA)	23,513,796	-	-	26,456,303	-	-
Foreign Currency	19,652,800	-	-	16,733,437	-	-
Indexes (2)	641,290	-	-	1,780,311	-	-
Treasury Bonds/Notes	391,187	-	-	219,035	-	-
Sold Position	166,640,421	-	-	106,919,574	-	-
Exchange Coupon (DDI)	70,238,441	-	-	55,016,928	-	-
Interest Rates (DI1 and DIA)	79,780,563	-	-	51,135,994	-	-
Foreign Currency	14,580,948	-	-	745,849	-	-
Indexes (2)	-	-	-	20,803	-	-
Treasury Bonds/Notes	2,040,469	-	-	-	-	-
Forward Contracts and Others	43,542,436	(100,877)	(128,806)	47,823,561	(920,582)	(234,069)
Purchased Commitment	19,757,024	556,813	520,616	23,506,096	(3,607,256)	647,376
Currencies	18,271,154	557,202	477,845	21,525,220	(3,606,223)	618,007
Others	1,485,870	(389)	42,771	1,980,876	(1,033)	29,369
Sell Commitment	23,785,412	(657,690)	(649,422)	24,317,465	2,686,674	(881,445)
Currencies	23,050,318	(654,170)	(647,003)	22,096,104	2,688,198	(877,864)
Others	735,094	(3,520)	(2,419)	2,221,361	(1,524)	(3,581)

(1) Includes index options, mainly, options involving DI and CDI and shares.

(2) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by Counterparty

						Bank
						Notional
					03/31/2018	12/31/2017
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		30,927,194	35,656,357	83,144,479	149,728,030	148,017,969
Options		9,253,631	1,270,671	215,454,677	225,978,979	187,690,913
Futures Contracts		-	-	231,795,483	231,795,483	161,679,490
Forward Contracts and Others		24,837,250	14,052,371	4,614,737	43,504,358	47,797,322

						Consolidated
						Notional
					03/31/2018	12/31/2017
			Related	Financial
		Customers	Parties	Institutions (1)	Total	Total
Swap		30,927,194	43,372,240	141,360,515	215,659,949	202,464,902
Options		9,253,631	1,270,671	220,195,425	230,719,727	190,061,609
Futures Contracts		-	-	231,973,645	231,973,645	161,725,596
Forward Contracts and Others		24,837,250	14,052,371	4,652,815	43,542,436	47,823,561

(1) Includes trades with the B3 S.A. - Brasil, Bolsa, Balcão (B3) and other securities and commodities exchanges.

III) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				03/31/2018	12/31/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	16,951,414	69,600,901	63,175,715	149,728,030	148,017,969
Options	62,259,797	162,726,305	992,877	225,978,979	187,690,913
Futures Contracts	88,458,118	88,327,390	55,009,975	231,795,483	161,679,490
Forward Contracts and Others	20,382,943	15,975,931	7,145,484	43,504,358	47,797,322

					Consolidated
					Notional
				03/31/2018	12/31/2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	17,242,876	70,191,091	128,225,982	215,659,949	202,464,902
Options	64,149,389	165,044,079	1,526,259	230,719,727	190,061,609
Futures Contracts	88,636,280	88,327,390	55,009,975	231,973,645	161,725,596
Forward Contracts and Others	20,400,968	15,995,984	7,145,484	43,542,436	47,823,561

IV) Derivatives Financial Instruments by Trade Market

					Bank
					Notional
				03/31/2018	12/31/2017
		Exchange (1)	Over the Counter (2)	Total	Total
Swap		64,540,046	85,187,984	149,728,030	148,017,969
Options		209,440,551	16,538,428	225,978,979	187,690,913
Futures Contracts		231,795,483	-	231,795,483	161,679,490
Forward Contracts and Others		503,008	43,001,350	43,504,358	47,797,322

					Consolidated
					Notional
				03/31/2018	12/31/2017
		Exchange (1)	Over the Counter (2)	Total	Total
Swap		64,540,046	151,119,903	215,659,949	202,464,902
Options		209,440,551	21,279,176	230,719,727	190,061,609
Futures Contracts		231,973,645	-	231,973,645	161,725,596
Forward Contracts and Others		503,008	43,039,428	43,542,436	47,823,561

(1) Includes amount traded with the B3.

(2) Composed by operations that are included in Clearing Houses, according to the regulation of the Bacen.

V) Derivatives Used as Hedge Instruments

Derivatives used as hedge instruments by index are as follows:

a) Market Risk Hedge

						Bank
			03/31/2018			12/31/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(33,710)	(112,697)	(146,407)	(34,008)	(101,922)	(135,930)
Assets	1,186,682	(10,062)	1,176,620	928,656	(23,408)	905,248
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	18,950	122	19,072	8,422	320	8,742
Indexed by Foreign Currency - USD/BRL US Dollar (2) (3) (4)	960,953	(9,935)	951,018	715,457	(23,585)	691,872
CDI (Interbank Deposit Rates) (5)	206,779	(249)	206,530	204,777	(143)	204,634
Liabilities	(1,220,392)	(102,635)	(1,323,027)	(962,664)	(78,514)	(1,041,178)
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	(211,627)	(10,489)	(222,116)	(209,554)	(16,303)	(225,857)
CDI (Interbank Deposit Rates) (1) (2)	(684,921)	(28,611)	(713,532)	(453,018)	(21,380)	(474,398)
Fixed Interest Rate - Real (3)	(38,903)	(5,576)	(44,479)	(23,006)	(3,838)	(26,844)
Indexed by Foreign Currency - Fixed Interest - Euro (4)	(284,941)	(57,959)	(342,900)	(277,086)	(36,993)	(314,079)
Hedge Object
Assets	1,227,046	65,506	1,292,552	967,370	78,520	1,045,890
Lending Operation (Note 8.a and e)	1,083,306	66,570	1,149,876	841,841	78,075	919,916
CDI (Interbank Deposit Rates) (2)	548,199	14,754	562,953	335,670	16,401	352,071
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	210,595	9,746	220,341	208,527	16,416	224,943
Indexed by Foreign Currency - Euro (4)	289,491	36,646	326,137	280,467	41,358	321,825
Interest Rate - Real (3)	35,021	5,424	40,445	17,177	3,900	21,077
Available-for-Sale Securities (Note 6.a.III)	143,740	(1,064)	142,676	125,529	445	125,974
Promissory Notes - PN
CDI (Interbank Deposit Rates) (1) (2)	139,787	(1,072)	138,715	119,538	354	119,892
Interest Rate - Real (3)	3,953	8	3,961	5,991	91	6,082

						Consolidated
			03/31/2018			12/31/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	(44,228)	(144,049)	(188,277)	(35,011)	(95,672)	(130,683)
Assets	3,175,814	21,671	3,197,485	2,992,712	12,954	3,005,666
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	18,950	122	19,072	8,422	320	8,742
Indexed by Foreign Currency - USD/BRL US Dollar (2) (3) (4)	960,953	(9,935)	951,018	715,457	(23,585)	691,872
CDI (Interbank Deposit Rates) (5) (8)	1,772,013	(442)	1,771,571	1,818,723	(357)	1,818,366
Indexed by Foreign Currency - Euro (6) (7)	423,898	31,926	455,824	450,110	36,576	486,686
Liabilities	(3,220,042)	(165,720)	(3,385,762)	(3,027,723)	(108,626)	(3,136,349)
Indexed by Foreign Currency - US Dollar (6)	(229,682)	(15,672)	(245,354)	(241,806)	(20,109)	(261,915)
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	(211,627)	(10,489)	(222,116)	(209,554)	(16,303)	(225,857)
CDI (Interbank Deposit Certificates) (1) (2)	(684,921)	(28,611)	(713,532)	(453,018)	(21,380)	(474,398)
Fixed Interest Rate - Real (3) (8)	(1,614,854)	(40,597)	(1,655,451)	(1,640,730)	22	(1,640,708)
Indexed by Foreign Currency - Colombian Peso (7)	(194,017)	(12,392)	(206,409)	(205,529)	(13,863)	(219,392)
Indexed by Foreign Currency - Euro (4)	(284,941)	(57,959)	(342,900)	(277,086)	(36,993)	(314,079)
Hedge Object
Assets	3,248,283	91,611	3,339,894	3,049,206	77,623	3,126,829
Lending Operation (Note 8.a and e)	1,525,176	61,080	1,586,256	1,302,830	79,496	1,382,326
CDI (Interbank Deposit Rates) (2)	548,199	14,754	562,953	335,670	16,401	352,071
Indexed by Foreign Currency - US Dollar (6)	262,268	(5,859)	256,409	284,101	4,319	288,420
Indexed by Foreign Currency - Fixed Interest - US Dollar (5)	210,595	9,746	220,341	208,527	16,416	224,943
Indexed by Foreign Currency - Colombian Peso (7)	179,603	367	179,970	176,888	(2,898)	173,990
Indexed by Foreign Currency - Euro (4)	289,491	36,646	326,137	280,467	41,358	321,825
Interest Rate - Real (3)	35,020	5,426	40,446	17,177	3,900	21,077
Available-for-Sale Securities (Note 6.a.III)	1,723,107	30,531	1,753,638	1,746,376	(1,873)	1,744,503
Promissory Notes - PN	143,740	(1,064)	142,676	125,529	445	125,974
CDI (Interbank Deposit Rates) (1) (2)	139,787	(1,072)	138,715	119,538	354	119,892
Interest Rate - Real (3)	3,953	8	3,961	5,991	91	6,082
National Treasury Notes - NTN F (8) (2)	1,579,367	31,595	1,610,962	1,620,847	(2,318)	1,618,529

						Bank/Consolidated
					03/31/2018	12/31/2017
					Notional	Notional
Hedge instruments
Futures Contracts (9)					41,180,616	22,206,615
Interest Rate (DI1 and DIA)					41,180,616	22,206,615

						Bank/Consolidated
			03/31/2018			12/31/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Object
Assets	42,722,484	1,009,228	43,731,712	24,415,397	364,434	24,779,831
Securities - Available for Sale (Note 6.a.III)
Public Titles (9)	42,722,484	1,009,228	43,731,712	24,415,397	364,434	24,779,831
National Treasury Bills - LTN	32,120,227	512,953	32,633,180	13,674,321	219,611	13,893,932
National Treasury Notes - NTN F	10,602,257	496,275	11,098,532	10,741,076	144,823	10,885,899

(1) In the Bank and Consolidated, obligations over instruments whose hedged items are securities represented by promissory notes indexed in certificates of interbank deposits (CDI) with market value of R$128,330 (12/31/2017 - R$109,538).

(2) In the Bank and Consolidated, these are obligations over instruments whose hedge items are credit operations and securities represented by promissory notes indexed in interbank deposit certificates (CDI), with market value of credit operations of R$562,953 (12/31/2017 - R$352,071) and on March 31, 2018 promissory notes of R$10,385 (12/31/2017 - R$10,354).

(3) In the Bank and Consolidated, these are obligations over instruments whose hedged items are securities represented by promissory notes indexed to Real interest rates with market value of R$3,961 (12/31/2017 - R$6,082) and credit operations in the amount of R$40,445 (12/31/2017 - R$21,077).

(4) In the Bank and Consolidated, these are obligations over instruments whose hedged items are credit operations indexed in foreign currency - fixed interest euro at the market value of R$326,137 (12/31/2017 - R$321,825).

(5) In the Bank and Consolidated, these are obligations over instruments whose hedged items are credit operations indexed in foreign currency - fixed interest US dollar in the market value of R$220,341 (12/31/2017 - R$224,943).

(6) In the Consolidated, these are obligations over instruments whose hedge items are credit operations indexed in foreign currency - US dollar with a market value of R$256,409 (12/31/2017 - R$288,420).

(7) In the Consolidated, these are obligations over instruments whose hedged items are credit operations indexed in foreign currency - Colombian peso with market value of R$179,970 (12/31/2017 - R$173,990).

(8) In the Consolidated, these are obligations over instruments whose hedged items are pre-fixed government securities with a market value e of R$1,610,962 (12/31/2017 - R$1,618,529).

The analysis of the effectiveness of these operations is in accordance with Bacen Circular Letter 3,082/2002.

b) Cash Flow Hedge

						Bank
			03/31/2018			12/31/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	108,961	(42,841)	66,120	123,428	(28,686)	94,742
Assets	1,186,040	(31,249)	1,154,791	1,174,656	(36,590)	1,138,066
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	1,023,632	(33,793)	989,839	1,035,029	(42,150)	992,879
Indexed by Foreign Currency - USD/BRL - US Dollar (2)	162,408	2,544	164,952	139,627	5,560	145,187
Liabilities	(1,077,079)	(11,592)	(1,088,671)	(1,051,228)	7,904	(1,043,324)
CDI (Interbank Deposit Rates) (1) (2)	(163,699)	(4,200)	(167,899)	(142,190)	(5,735)	(147,925)
Indexed by Foreign Currency - Fixed Interest Euro (1)	(913,380)	(7,392)	(920,772)	(909,038)	13,639	(895,399)

						Consolidated
			03/31/2018			12/31/2017
		Adjustment			Adjustment
	Cost	to Fair Value	Fair Value	Cost	to Fair Value	Fair Value
Hedge Instruments
Swap Contracts	136,739	(154,461)	(17,722)	123,985	(137,361)	(13,376)
Assets	5,543,583	112,518	5,656,101	6,011,762	116,754	6,128,516
Indexed by Foreign Currency - Fixed Interest - US Dollar (1)	1,023,632	(33,793)	989,839	1,035,029	(42,150)	992,879
Indexed by Foreign Currency - USD/BRL - US Dollar (2)	162,408	2,544	164,952	139,627	5,560	145,187
Indexed by Foreign Currency - Euro (3)	1,026,098	129,133	1,155,231	1,088,569	134,435	1,223,004
CDI (Interbank Deposit Rates) (4)	3,331,445	14,634	3,346,079	3,748,537	18,909	3,767,446
Liabilities	(5,406,844)	(266,979)	(5,673,823)	(5,887,777)	(254,115)	(6,141,892)
CDI (Interbank Deposit Rates) (1) (2)	(163,699)	(4,200)	(167,899)	(142,190)	(5,735)	(147,925)
Indexed by Interest Rate - Pré Real (1) (4)	(3,392,292)	(131,868)	(3,524,160)	(3,809,809)	(131,127)	(3,940,936)
Indexed by Foreign Currency - Fixed Interest - Euro (1)	(913,380)	(7,392)	(920,772)	(909,038)	13,639	(895,399)
Indexed by Foreign Currency - Dollar (3)	(937,473)	(123,519)	(1,060,992)	(1,026,740)	(130,892)	(1,157,632)

						Bank/Consolidated
					03/31/2018	12/31/2017
					Notional	Notional
Hedge Instruments
Future Contracts					78,583,665	60,299,595
Trade Finance Operations (5)					53,452,934	54,995,334
Foreign Currency - Dollar					2,696,893	3,362,582
Interest Rates (DI1 and DIA)					33,185,897	32,344,276
Interest Rates DDI1					17,570,144	19,288,476
Securities (6)					5,581,202	5,304,261
Interest Rates (DI1 and DIA)					5,581,202	5,304,261
Certificates of Bank Deposits - CDB (7)					19,549,529	-
Interest Rates (DI1 and DIA)					19,549,529	-

				Bank		Consolidated
			03/31/2018	12/31/2017	03/31/2018	12/31/2017
Hedge Object - Cost
Asset			25,649,949	24,652,963	26,663,049	25,697,292
Lending Operations (Note 8.a)
Import and Export Credit and Financing (3) (5)			8,424,373	7,632,915	9,106,036	8,295,191
Lending Operations (3) (5)			8,251,231	9,590,587	8,582,668	9,972,640
Other Receivables (5)			-	354,315	-	354,315
Securities
Available-for-Sale Securities - Promissory Notes - NP (Note 6.a.III) (2) (5)			2,982,839	1,194,266	2,982,839	1,194,266
Available for Sale - Public Securities - Financial Treasury - LFT (Note 6.a.III) (6)			5,152,240	5,071,220	5,152,240	5,071,220
Held to Maturity - Securities Foreign Debt Bonds (Note 6.a. IV) (1)			839,266	809,660	839,266	809,660
Liabilities			(20,173,402)	-	(23,868,381)	(4,130,347)
Money Market Funding and Borrowings and Onlendings
Deposits (Note 18.a)
Certificates of Bank Deposits - CDB (7)			(20,173,402)	-	(20,173,402)	-
Certificates of Interbank Deposit - CDI (4)			-	-	(339,010)	(333,343)
Real Estate Credit, Mortgage, Credit and Similar (Note 18.c)
Exchange Acceptances
Exchange Treasury Bills - LC (4)			-	-	(344,177)	(763,103)
Real Estate Credit, Mortgage, Credit and Similar
Financial Treasury Bills - LF (4)			-	-	(3,011,792)	(3,033,901)

(1) In the Bank and Consolidated, operation due April 1, 2021 (12/31/2017 - operation due April 1, 2021) which hedge objects are securities represented by title Brazilian External Debt Bonds.

(2) In the Bank and Consolidated, operations maturing between June 18 and  September 24, 2018 (12/31/2017 - maturing between January 5 and  April 14, 2018), whose hedged items are securities represented by promissory notes.

(3) In the Consolidated, operations maturing between May 6, 2021 and October 17, 2022 (12/31/2017 - operations maturing between January, 30 2018 and September 30, 2022), which objects "hedge" contracts are loans from lending institutions.

(4) In the Consolidated, operations with maturities between April 2018 and December 2020 (12/31/2017 - operations with maturities between January 2018 and December 2020), whose hedge items are deposits with interbank deposit certificates (CDI), bills of exchange (LC) and financial letters (LF).

(5) In the Bank and Consolidated, operations maturing between May 2018 and November 2026 (12/31/2017 - transactions with maturities between February 2018 and November 2026) and restated amounts of R$17,439,170 (12/31/2017 - R$16,811,747) where the operations are futures in US dollars and futures in DI and DDI when used together the exchange coupon hedges the trade finance operations whose hedge credit operations - export and import credit and financing agreements, loan operations, other credits and securities represented by promissory notes.

(6) In the Bank and Consolidated, operations maturing between March 2021 and March 2023 (12/31/2017 - transactions with maturities between March 2021 and March 2023), whose object of hedge are Financial Treasury - LFT, recorded in securities.

(7) In the Bank and in the Consolidated, operation with maturity for January 2019, whose object of "hedge" are Certificates of Time Deposits - CDB.

In the Bank and Consolidated, the mark-to-market effect of swap and futures contracts corresponds to a credit in the amount of R$286,442 (12/31/2017 - R$116,441) and is recorded in stockholders' equity, net of tax effects, of which R$106,525 (2017 - revenues of R$9,342) will be realized in the next twelve months.

The analysis of the effectiveness of these operations is in accordance with Bacen Circular 3,082/2002, in 2017, income was recorded in the amount of R$1,415 (12/31/2017 - R$9,267) referring to the ineffective portion.

VI) Derivatives Pledged as Guarantee

The guarantee margin for transactions traded on the B3 (Current Corporate Name of BM&Fbovespa) with derivative financial instruments from own portfolio and third-party portfolio is composed by Brazilian Internal Debt Bonds.

		Bank		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Financial Treasury Bills - LFT	202,380	11,938	1,007,883	708,960
National Treasury Bills - LTN	4,746,912	4,371,286	4,746,912	4,371,286
National Treasury Notes - NTN	3,053,503	1,003,583	3,241,350	1,193,315
Total	8,002,795	5,386,807	8,996,145	6,273,561

VII) Derivatives Recorded in Assets and Liabilities

		Bank		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Assets
Swap Differentials Receivable	6,454,297	5,700,402	18,015,627	15,848,969
Option Premiums to Exercise	495,970	489,458	642,930	553,218
Forward Contracts and Others	2,996,152	5,114,013	3,037,805	5,141,581
Total	9,946,419	11,303,873	21,696,362	21,543,768
Liabilities
Swap Differentials Payable	5,826,594	4,689,879	17,478,088	14,920,051
Option Premiums Launched	355,845	342,766	427,775	385,183
Forward Contracts and Others	3,166,611	5,375,650	3,166,611	5,375,650
Total	9,349,050	10,408,295	21,072,474	20,680,884

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

The new rules of Basel III follow a phase in schedule, thus enabling the application of the rules gradually until 2019.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure,  according to the best market practices and the transaction classification and capital management criteria of  Bacen´s Basileia Standard Method. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Therefore, based on the nature of  Banco Santander’s activities, the sensitivity analysis was divided by both trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of CVM Instruction 475/2008, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress test amounts generated by  Banco Santander’s corporate systems, related to the trading and banking portfolio, for each one of the portfolio scenarios as of March 31, 2018.

Trading Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(9,569)	(162,017)	(324,034)
Coupon Interest Rate	Exposures subject to Changes in Coupon Rate of Interest Rate	(1,068)	(17,582)	(35,163)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(11,049)	(73,103)	(146,207)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(5,437)	(11,376)	(22,753)
Foreign Currency	Exposures subject to Foreign Exchange	(13,095)	(327,367)	(654,733)
Eurobond/Treasury/Global	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(1,854)	(9,335)	(18,670)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(3,499)	(67,648)	(135,295)
Shares and Indexes	Exposures subject to Change in Shares Price	(9,804)	(245,090)	(490,181)
Total (1)		(55,375)	(913,518)	(1,827,036)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points on the interest curves and 1% to price changes (currency and share).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio				Consolidated
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to Changes in Interest Fixed Rate	(43,370)	(824,035)	(1,606,867)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to Change in Exchange TR and TJLP	(18,532)	(352,104)	(686,602)
Inflation	Exposures subject to Change in Coupon Rates of Price Indexes	(37,038)	(703,729)	(1,372,271)
Coupon - US Dollar	Exposures subject to Changes in Coupon US Dollar Rate	(15,646)	(297,282)	(579,699)
Coupon - Other Currencies	Exposures subject to Changes in Coupon Foreign Currency Rate	(1,837)	(34,896)	(68,048)
Interest Rate Markets International	Exposures subject to Changes in Interest Rate Negotiated Roles in International Market	(3,154)	(59,918)	(116,840)
Foreign Currency	Exposures subject to Foreign Exchange	(336)	(8,405)	(16,811)
Total (1)		(119,913)	(2,280,369)	(4,447,138)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 base points and - 10 base points on the interest curves and 1% to price changes (currency).

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor.

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

7. Interbank Accounts

The amount of interbank accounts are composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses payment transactions (assets and liabilities position).

8. Loan Portfolio and Allowance for Loan Losses

a) Loan Portfolio

		Bank		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Lending Operations	177,967,907	171,639,017	231,156,030	221,663,484
Loans and Discounted Titles (3)	92,636,437	90,001,769	105,264,900	101,161,949
Financing (4)	38,585,152	35,104,254	79,045,847	73,829,604
Rural and Agroindustrial - Financing	11,680,877	11,675,791	11,680,877	11,675,791
Real Estate Financing	34,919,544	34,689,048	34,919,544	34,689,048
Securities Financing	145,897	1,173	145,897	1,173
Lending Operations Related to Assignment	-	166,982	98,965	305,919
Leasing Operations	-	1	2,604,006	2,597,338
Advances on Foreign Exchange Contracts (1) (Note 9)	5,482,215	5,070,912	5,482,215	5,070,912
Other Receivables (2) (5)	37,806,482	40,147,992	41,216,881	43,309,959
Total	221,256,604	216,857,922	280,459,132	272,641,693
Current	100,487,360	112,042,662	129,319,242	139,930,480
Long-term	120,769,244	104,815,260	151,139,890	132,711,213

(1) Advance on foreign exchange contracts are classified as a reduction of other obligations.

(2) Comprise receivables for guarantees honored other receivables - others (granted to borrowers to purchase securities, assets, notes and receivable - Note 12) and income receivable on foreign exchange contracts (Note 9).

(3) Includes the amount of R$515,722 (12/31/2017 - R$281,679) Bank and R$952,102 (12/31/2017 - R$744,089) Consolidated contracts objects loans of "hedge" market risk (Note 6.b.V.a) and the amount of R$8,251,231 (12/31/2017 - R$9,590,587) Bank and R$8,582,668 (12/31/2017 - R$9,972,640) Consolidated, contracts of loan object "hedge" cash flow (Note 6.b.V.b).

(4) Includes the amount of R$634,154 (12/31/2017 - R$638,237) Bank and Consolidated of financing "hedge" contracts objects of market risk (Note 6.b.V.a), and the amount of R$8,424,373 (12/31/2017 - R$7,632,915) Bank and R$9,106,036 (12/31/2017 - R$8,295,191) Consolidated of financing "hedge" contracts objects cash flow (Note 6.b.V.b.).

(5) In the Bank and Consolidated, on December 31, 2018, includes the amount of R$354,315 of contracts of credit objects of cash flow "hedge". (Note 6.b.V.b.).

Sale or Transfer Operations of Financial Assets

According to Resolution CMN 3,533/2008 updated with later norms, the lending operations with substantial retention of risks and benefits, started from January 1, 2012 to remain registered in the loan portfolio. For lending operations made until December 31, 2011, regardless of the retention or transfer of substantial risks and benefits, financial assets were written off from the record of the original operation and the result recorded in the transfer to the appropriate result.

(i) With Substantial Transfer of Risks and Benefits

During the first quarter of 2018, operations were carried out credit assignment without recourse in the amount of R$688,854 (2017 - R$225,832) Bank and Consolidated and were recorded substantially in loans and discounted securities, classified as G risk level.

(ii) With Substantial Retention of Risks and Benefits

Since August 2016, in the Consolidated, the amount referring to the loan portfolio assigned with co-obligation started to include the operations coming from Banco PSA Finance Brasil S.A. (Banco PSA). On March 31, 2018, the present value of the operations assigned to Banco PSA is R$98,965 (12/31/2017 - R$138,937).

On September, 2015 the Bank made assignment of receivables with recourse related to the Funded Participation operations (Export) in the amount of R$201,706 with maturity on April, 2019. On March 31, 2018 the present value of the divested operations is R$0 (12/31/2017 - R$166,982).

On December 2011, the Bank made the assignment of receivables with recourse relating to real estate financing in the amount of R$688,821, which fall due until October 2041. On March 31, 2018, the present value of the divested operations is R$117,656 (12/31/2017 - R$125,478).

These assignment operations were carried out with a co-obligation clause, and compulsory repurchase is envisaged in the following situations:

- Contracts in default for a period exceeding 90 consecutive days;

- Contracts subject to renegotiation;

- Contracts subject to portability in accordance with CMN Resolution 3,401/2006; and

- Contracts subject to intervention.

The compulsory repurchase price will be calculated by unpaid balance of the loan due date at the time of its repurchase.

From the date of transfer cash flows from operations will be paid directly to the assignee entity.

b) Loan Portfolio by Maturity

		Bank		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Overdue	6,641,380	7,589,001	7,915,868	8,706,106
Due to:
Up to 3 Months	52,838,419	58,353,903	62,855,467	68,376,226
From 3 to 12 Months	47,648,941	53,688,759	66,463,775	71,554,254
Over 12 Months	114,127,864	97,226,259	143,224,022	124,005,107
Total	221,256,604	216,857,922	280,459,132	272,641,693

c) Lease Portfolio Operations

		Bank		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Gross Investment in Leasing Operations	-	1	3,154,525	3,088,690
Lease Receivables	-	1	2,135,830	2,059,052
Unrealized Residual Values (1)	-	-	1,018,695	1,029,638
Unearned Income on Lease	-	-	(2,116,583)	(2,037,716)
Offsetting Residual Values	-	-	(1,018,695)	(1,029,638)
Leased Assets	59,424	66,611	6,587,932	6,699,397
Accumulated Depreciation	(59,424)	(66,611)	(3,391,628)	(3,531,301)
Excess Depreciation	22,611	25,957	1,292,088	1,321,640
Losses on Unamortized Lease	-	-	209,941	222,865
Advances for Guaranteed Residual Value	(22,611)	(25,957)	(2,115,593)	(2,138,695)
Other Assets	-	-	2,019	2,096
Total of Lease Portfolio at Present Value	-	1	2,604,006	2,597,338

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (lease income to appropriate related to minimum payments to receive) in the Consolidated is R$550,519 (12/31/2017 - R$491,352).

On March 31, 2018 and December 31, 2017, there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Overdue	-	1	11,068	9,716
Due to:
Up to 1 Year	-	-	1,673,806	1,441,341
From 1 to 5 Years	-	-	1,466,992	1,633,057
Over 5 Years	-	-	2,659	4,576
Total	-	1	3,154,525	3,088,690

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Overdue	-	1	11,851	8,538
Due to:
Up to 1 Year	-	-	1,319,878	1,344,466
From 1 to 5 Years	-	-	1,271,012	1,242,339
Over 5 Years	-	-	1,265	1,995
Total	-	1	2,604,006	2,597,338

d) Loan Portfolio by Business Sector

					Bank		Consolidated
				03/31/2018	12/31/2017	03/31/2018	12/31/2017
Private Sector				221,203,950	216,799,022	280,406,478	272,582,793
Industry				55,245,372	55,611,046	57,051,296	57,403,395
Commercial				26,668,942	27,137,523	30,365,035	31,050,058
Financial Institutions				1,433,774	1,152,604	1,438,981	1,156,855
Services and Other (1)				33,254,451	32,461,007	36,299,851	35,492,891
Individuals				102,031,780	97,946,270	152,633,230	144,942,407
Credit Cards				24,421,561	24,420,815	24,421,561	24,420,815
Mortgage Loans				29,117,445	28,112,463	29,117,445	28,112,463
Payroll Loans				16,784,628	15,497,855	28,448,880	25,616,252
Financing and Vehicles Lease				1,876,099	1,835,375	38,276,435	36,227,482
Others (2)				29,832,047	28,079,762	32,368,909	30,565,395
Agricultural				2,569,631	2,490,572	2,618,085	2,537,187
Public Sector				52,654	58,900	52,654	58,900
State				22,485	26,241	22,485	26,241
Municipal				30,169	32,659	30,169	32,659
Total				221,256,604	216,857,922	280,459,132	272,641,693

(1) Includes the activities of mortgage companies - business plan, transportation services, health, personal and others.

(2) Includes personal loans, overdraft among others.

e) Classification of Loan Portfolio and Respective Allowance for Loan Losses by Risk Level

							Bank
							03/31/2018
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	82,770,772	-	82,770,772	-	-	-
A	0.5%	82,816,490	-	82,816,490	414,082	306,017	720,099
B	1%	15,261,877	1,622,698	16,884,575	168,846	279,925	448,771
C	3%	9,641,512	1,889,637	11,531,149	345,934	765,733	1,111,667
D	10%	7,647,018	2,169,935	9,816,953	981,695	214,701	1,196,396
E	30%	2,821,934	1,274,142	4,096,076	1,228,823	-	1,228,823
F	50%	1,711,276	1,133,073	2,844,349	1,422,174	-	1,422,174
G	70%	832,902	944,475	1,777,377	1,244,164	-	1,244,164
H	100%	3,322,780	5,329,513	8,652,293	8,652,293	-	8,652,293
Total		206,826,561	14,363,473	221,190,034	14,458,011	1,566,376	16,024,387

							Bank
							12/31/2017
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	82,161,883	-	82,161,883	-	-	-
A	0.5%	80,068,069	-	80,068,069	400,340	297,689	698,029
B	1%	14,449,689	1,547,327	15,997,016	159,970	264,618	424,588
C	3%	9,306,222	1,799,710	11,105,932	333,178	733,441	1,066,619
D	10%	7,794,981	1,988,601	9,783,582	978,358	157,214	1,135,572
E	30%	2,429,455	1,656,825	4,086,280	1,225,884	-	1,225,884
F	50%	1,605,399	1,892,247	3,497,646	1,748,823	-	1,748,823
G	70%	798,126	907,666	1,705,792	1,194,055	-	1,194,055
H	100%	3,327,732	5,045,915	8,373,647	8,373,647	-	8,373,647
Total		201,941,556	14,838,291	216,779,847	14,414,255	1,452,962	15,867,217

							Consolidated
							03/31/2018
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	97,911,895	-	97,911,895	-	-	-
A	0.5%	114,839,075	-	114,839,075	574,195	327,482	901,677
B	1%	20,970,086	3,138,070	24,108,156	241,082	279,925	521,007
C	3%	10,662,316	3,111,723	13,774,039	413,221	765,733	1,178,954
D	10%	7,842,063	2,713,181	10,555,244	1,055,524	214,701	1,270,225
E	30%	2,893,156	1,602,229	4,495,385	1,348,615	-	1,348,615
F	50%	1,834,487	1,367,652	3,202,139	1,601,069	-	1,601,069
G	70%	841,967	1,114,168	1,956,135	1,369,295	-	1,369,295
H	100%	3,395,751	6,160,233	9,555,984	9,555,985	-	9,555,985
Total		261,190,796	19,207,256	280,398,052	16,158,986	1,587,841	17,746,827

							Consolidated
							12/31/2017
	Minimum Allowance			Loan Portfolio			Allowance
Risk Level	Required (%)	Current	Past Due (1)	Total (3)	Required	Additional (2)	Total
AA	-	95,785,639	-	95,785,639	-	-	-
A	0.5%	112,295,243	-	112,295,243	561,476	319,088	880,564
B	1%	18,084,843	2,896,661	20,981,504	209,815	264,618	474,433
C	3%	10,672,845	2,984,458	13,657,303	409,719	733,441	1,143,160
D	10%	7,998,220	2,489,277	10,487,497	1,048,749	157,214	1,205,963
E	30%	2,507,129	1,934,230	4,441,359	1,332,408	-	1,332,408
F	50%	1,729,351	2,121,498	3,850,849	1,925,425	-	1,925,425
G	70%	806,133	1,069,806	1,875,939	1,313,157	-	1,313,157
H	100%	3,402,067	5,784,797	9,186,864	9,186,864	-	9,186,864
Total		253,281,470	19,280,727	272,562,197	15,987,613	1,474,361	17,461,974

(1) Includes current and past-due operations.

(2) The additional allowance is recognized based mainly on the expected realization of the loan portfolio, in addition to the current minimum regulatory requirements.

(3) The total loan portfolio includes the value of a credit of R$66,570 (12/31/2017 - R$78,075) Bank and R$61,080 (12/31/2017 - R$79,496) Consolidated, related to the adjustment to fair value of loans that are being hedged, recorded in accordance with Article 5 of Circular Letter 3,624 of the Bacen of December 26, 2013 and are not included in the note of the risk levels (Note 6.b.V.a).

f) Changes in Allowance for Loan Losses

					Bank		Consolidated
				01/01 to	01/01 to	01/01 to	01/01 to
				03/31/2018	12/31/2017	03/31/2018	12/31/2017
Opening Balance				15,867,217	16,780,456	17,461,974	18,332,712
Allowances Recognized				2,815,277	2,603,961	3,291,151	3,019,872
Write-offs				(2,658,107)	(3,873,258)	(3,006,298)	(4,268,681)
Closing Balance				16,024,387	15,511,159	17,746,827	17,083,903
Current				4,386,669	4,050,420	5,136,639	4,723,142
Long-term				11,637,718	11,460,739	12,610,188	12,360,761
Recoveries Credits (1)				505,120	739,487	552,427	786,457

(1) It is recorded as financial income in the items: lending operations and leasing operations. Includes results of assignment without recourse, related to the prior operations written off, as losses amounting the value to R$20,150 (2017 - R$38,616) in the Bank and Consolidated.

g) Renegotiated Credits

					Bank		Consolidated
				03/31/2018	12/31/2017	03/31/2018	12/31/2017
Renegotiated Credits				13,195,807	13,155,907	13,772,250	13,655,633
Allowance for Loan Losses				(7,790,670)	(7,744,788)	(7,987,248)	(7,923,051)
Percentage of Coverage on Renegotiated Credits				59.0%	58.9%	58.0%	58.0%

h) Loan Portfolio Concentration

				Consolidated
Loan Portfolio and Credit Guarantees (1), Securities (2)	03/31/2018		12/31/2017
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Largest Debtor	4,595,345	1.3%	4,405,863	1.2%
10 Largest	29,723,351	8.2%	27,307,559	7.7%
20 Largest	46,005,770	12.7%	44,180,854	12.5%
50 Largest	70,920,494	19.5%	70,193,706	19.9%
100 Largest	91,615,535	25.2%	91,342,646	25.9%

(1) Includes portions of loans to release the business plan.

(2) Refers to debentures, promissory notes and certificates of real estate receivables - CRI.

(3) Refers to credit of derivatives risk.

9. Foreign Exchange Portfolio

				Bank/Consolidated
			03/31/2018	12/31/2017
Assets
Rights to Foreign Exchange Sold			34,662,475	33,464,563
Exchange Purchased Pending Settlement			40,841,537	26,601,130
Advances in Local Currency			(306,802)	(113,998)
Income Receivable from Advances and Importing Financing (Note 8.a)			96,596	86,481
Currency and Documents Term Foreign Currency			34,459	81,049
Total			75,328,265	60,119,225
Current			73,010,997	53,370,513
Long-term			2,317,268	6,748,712
Liabilities
Exchange Sold Pending Settlement			39,894,722	40,516,382
Foreign Exchange Purchased			35,226,547	19,872,398
Advances on Foreign Exchange Contracts (Note 8.a)			(5,482,215)	(5,070,912)
Others			86	62
Total			69,639,140	55,317,930
Current			67,411,356	48,664,949
Long-term			2,227,784	6,652,981
Memorandum Accounts
Outstanding Import Credits – Foreign Currency			1,116,001	1,915,492
Confirmed Export Credits – Foreign Currency			383,862	651,740

10. Securities Trading and Brokerage

		Bank		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Assets
Financial Assets and Pending Settlement Transactions	935,845	142,665	944,899	142,825
Clearinghouse Transactions	-	-	-	6,349
Debtors Pending Settlement	-	-	325,015	223,318
Stock Exchanges - Guarantee Deposits	80,414	41,997	80,414	41,997
Others (1)	303,498	800,984	303,498	800,984
Total	1,319,757	985,646	1,653,826	1,215,473
Current	1,319,757	985,646	1,653,826	1,215,473
Liabilities
Financial Assets and Pending Settlement Transactions	415,096	73,437	418,711	95,103
Creditors Pending Settlement	36,488	4,269	715,879	183,636
Creditors for Loan of Shares	1,488	1,194	1,488	321,093
Clearinghouse Transactions	-	-	141,717	1,360
Records and Settlement	2,269	1,971	4,062	3,105
Others	30,778	2,977	30,781	2,977
Total	486,119	83,848	1,312,638	607,274
Current	486,119	83,848	1,312,638	607,274

(1) Refers to deposits used as guarantee for derivatives transactions made with customers in the counter market.

11. Deferred Taxes

a) Nature and Origin of Recorded Deferred Tax Assets

					Bank
		12/31/2017	Recognition	Realization	03/31/2018
Allowance for Loan Losses		10,448,584	924,079	(1,114,101)	10,258,562
Reserve for Legal and Administrative Proceedings - Civil		1,023,947	59,123	(42,209)	1,040,861
Reserve for Tax Risks and Legal Obligations		1,361,741	14,994	(7,924)	1,368,811
Reserve for Legal and Administrative Proceedings - Labor		1,529,085	215,932	(239,685)	1,505,332
Adjustment to Fair Value of Trading Securities and Derivatives (1)		2,318,210	810,168	(821,625)	2,306,753
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		315,265	126,776	-	442,041
Accrual for Pension Plan (2)		1,356,007	9,521	-	1,365,528
Profit Sharing, Bonuses and Personnel Gratuities		403,709	175,306	(410,697)	168,318
Other Temporary Provisions (3)		3,065,919	-	(70,113)	2,995,806
Total Tax Credits on Temporary Differences		21,822,467	2,335,899	(2,706,354)	21,452,012
Tax Losses and Negative Social Contribution Bases		548,697	-	(147,766)	400,931
Social Contribution Tax - Executive Act 2,158/2001		521,753	-	(98,023)	423,730
Balance of Recorded Deferred Tax Assets		22,892,917	2,335,899	(2,952,143)	22,276,673
Current		3,340,220			3,943,613
Long-term		19,552,697			18,333,060

					Bank
		12/31/2016	Recognition	Realization	03/31/2017
Allowance for Loan Losses		11,226,152	1,178,227	(1,237,932)	11,166,447
Reserve for Legal and Administrative Proceedings - Civil		783,276	70,931	(29,969)	824,238
Reserve for Tax Risks and Legal Obligations		1,380,786	40,208	(19,854)	1,401,140
Reserve for Legal and Administrative Proceedings - Labor		1,060,611	244,356	(45,777)	1,259,190
Adjustment to Fair Value of Trading Securities and Derivatives (1)		3,719,237	778,692	(1,141,288)	3,356,641
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		545,119	-	(72,676)	472,443
Accrual for Pension Plan (2)		884,543	62,810	-	947,353
Profit Sharing, Bonuses and Personnel Gratuities		363,200	133,482	(353,951)	142,731
Other Temporary Provisions (3)		3,178,827	181,170	-	3,359,997
Total Tax Credits on Temporary Differences		23,141,751	2,689,876	(2,901,447)	22,930,180
Social Contribution Tax - Executive Act 2,158/2001		641,213	-	(119,460)	521,753
Balance of Recorded Tax Credits		23,782,964	2,689,876	(3,020,907)	23,451,933
Current		8,234,581			6,918,637
Long-term		15,548,383			16,533,296

		Change in the
		Scope of			Consolidated
	12/31/2017	Consolidation (Note 15)	Recognition	Realization	12/31/2018
Allowance for Loan Losses	11,800,832	2	1,183,975	(1,316,720)	11,668,089
Reserve for Legal and Administrative Proceedings - Civil	1,140,653	-	90,563	(67,218)	1,163,998
Reserve for Tax Risks and Legal Obligations	2,306,576	6,118	37,191	(23,214)	2,326,671
Reserve for Legal and Administrative Proceedings - Labor	1,614,898	31,345	229,815	(243,761)	1,632,297
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,326,627	-	810,168	(826,117)	2,310,678
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	369,813	-	128,656	(191)	498,278
Accrual for Pension Plan (2)	1,364,252	8,194	9,624	(674)	1,381,396
Profit Sharing, Bonuses and Personnel Gratuities	434,604	13,224	188,345	(454,480)	181,693
Other Temporary Provisions (3)	3,292,385	5,300	81,894	(151,801)	3,227,778
Total Tax Credits on Temporary Differences	24,650,640	64,183	2,760,231	(3,084,176)	24,390,878
Tax Loss Carryforwards	973,104	42	36,089	(177,339)	831,896
Social Contribution Tax - Executive Act 2,158/2001	535,899	-	-	(98,023)	437,876
Balance of Recorded Tax Credits	26,159,643	64,225	2,796,320	(3,359,538)	25,660,650
Current	3,815,576				4,498,020
Long-term	22,344,067				21,162,630

			Change in the
			Scope of			Consolidated
		12/31/2016	Consolidation (Note 15)	Recognition	Realization	03/31/2017
Allowance for Loan Losses		12,321,090	(181)	1,422,174	(1,351,411)	12,391,672
Reserve for Legal and Administrative Proceedings - Civil		868,273	-	86,630	(46,300)	908,603
Reserve for Tax Risks and Legal Obligations		2,266,355	(404)	67,025	(22,632)	2,310,344
Reserve for Legal and Administrative Proceedings - Labor		1,124,992	(310)	255,411	(48,549)	1,331,544
Adjustment to Fair Value of Trading Securities and Derivatives (1)		3,745,880	-	781,256	(1,148,960)	3,378,176
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)		569,194	-	20,672	(73,652)	516,214
Accrual for Pension Plan (2)		886,535	-	65,634	-	952,169
Profit Sharing, Bonuses and Personnel Gratuities		386,483	(664)	144,597	(376,097)	154,319
Other Temporary Provisions (3)		3,434,482	(6,568)	218,604	(121,232)	3,525,286
Total Tax Credits on Temporary Differences		25,603,284	(8,127)	3,062,003	(3,188,833)	25,468,327
Tax Loss Carryforwards		508,045	-	54,122	(76,362)	485,805
Social Contribution Tax - Executive Act 2,158/2001		655,359	-	-	(119,460)	535,899
Balance of Recorded Tax Credits		26,766,688	(8,127)	3,116,125	(3,384,655)	26,490,031
Current		9,102,267				7,763,562
Long-term		17,664,421				18,726,469

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.

(2) Includes tax credits IRPJ and CSLL, adjustments on plan benefits to employees as mentioned Note 3.n.

(3) Composed, mainly, by administrative provisions nature and escrow deposits.

Banco Santander has deferred tax assets not registered in assets in the amount of R$245,229 (12/31/2017 - R$171,228) and R$245,277 (12/31/2017 - R$172,108) Consolidated.

The accounting record of the deferred tax assets in the Santander Brasil financial statements was made at the rates applicable to the expected period of its realization and is based on the projection of future results and a technical study prepared pursuant to CMN Resolution 3,059/2002, with the amendments to the Resolution CMN 4,441/2015.

b) Expected Realization of Recorded Tax Credits

						Bank
						03/31/2018
		Temporary Differences		Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2018	1,146,482	696,809	83,997	400,931	423,730	2,751,949
2019	2,906,217	1,755,628	104,811	-	-	4,766,656
2020	2,731,072	1,614,293	43,995	-	-	4,389,360
2021	2,405,255	1,446,190	24,521	-	-	3,875,966
2022	2,355,622	1,405,041	24,521	-	-	3,785,184
2023 to 2024	1,346,502	808,661	17,118	-	-	2,172,281
2025 to 2026	324,639	210,638	-	-	-	535,277
Total	13,215,789	7,937,260	298,963	400,931	423,730	22,276,673

						Consolidated
						03/31/2018
	Temporary Differences			Tax Loss		Total
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Recorded
2018	1,320,474	810,526	85,061	490,482	437,876	3,144,419
2019	3,248,149	1,960,662	106,230	99,364	-	5,414,405
2020	2,987,311	1,768,619	45,221	102,572	-	4,903,723
2021	2,734,363	1,636,296	25,682	61,230	-	4,457,571
2022	2,998,445	1,774,676	25,682	41,398	-	4,840,201
2023 to 2024	1,428,302	857,074	17,546	36,850	-	2,339,772
2025 to 2026	341,777	218,782	-	-	-	560,559
Total	15,058,821	9,026,635	305,422	831,896	437,876	25,660,650

Due to differences between accounting, tax and corporate, expected realization of tax credits should not be taken as indicative of future net income.

c) Present Value of Tax Credits

The present value of the tax credits recorded is R$18,309,102 (12/31/2017 - R$18,489,387) in the Bank and R$21,036,109 (12/31/2017 - R$21,113,682) in the Consolidated, calculated according to with the expectation of realizing the temporary differences, tax loss carryforwards, negative social contribution tax, Social Contribution 18% - MP 2,158/2001 and the average funding rate, projected for the corresponding periods.

12. Other Receivables - Other

		Bank		Consolidated
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Notes and Credits Receivable (Note 8.a)
Credit Cards	20,013,463	20,412,186	20,192,097	20,609,595
Receivables (1)	16,891,490	18,938,486	20,123,255	21,903,044
Rural Product Note (CPR)	35,047	33,319	35,047	33,319
Escrow Deposits for
Tax Claims	5,048,222	4,938,022	7,387,207	7,229,156
Labor Claims	1,751,373	1,711,652	1,846,696	1,788,976
Others	1,132,646	1,123,320	1,292,671	1,277,941
Contract Guarantees - Former Controlling Stockholders (Note 23.i)	615,273	625,924	696,946	707,131
Recoverable Taxes	3,525,828	3,217,676	4,420,091	4,046,543
Receivables - Buyer Services (Note 22 and 26.e) (2)	304,721	1,445,102	17,101	15,994
Reimbursable Payments	198,428	202,689	228,301	225,973
Salary Advances/Others	80,402	88,721	132,172	127,785
Employee Benefit Plan (Note 35)	173,451	169,940	216,593	198,188
Debtors for Purchase of Assets (Note 8.a)	313,837	322,378	313,837	322,378
Receivable from Affiliates (Note 26.e)	21,875	20,542	1,995	1,497
Others	1,165,986	1,277,469	2,416,390	2,934,724
Total	51,272,042	54,527,426	59,320,399	61,422,244
Current	34,644,607	36,821,967	38,712,695	40,171,446
Long-term	16,627,435	17,705,459	20,607,704	21,250,798

(1) It consists of operations with credit assignment characteristics substantially composed of "Confirming" operations with companies subject to credit risk and analysis of loan losses by segment in accordance with the Bank risk policies.

(2) At Banco Santander, includes the amount of R$289,264 (12/31/2017 - R$1,431,004) receivable related to Acquisition of its subsidiary  Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.).

13. Non-Current Assets Held for Sale

As of March 31, 2018, it is comprised of the acquisition of shares corresponding to 94.60% of the capital stock of Rojo Entretenimento S.A. (current denomination of Real TJK Empreendimento Imobiliário S.A.) on April 20, 2017, Holder of the Teatro Santander, as a result of a debt restructuring. Participation in this investment is provisional. The amount recorded was R$130,713 in the Bank and Consolidated.

14. Dependences Information and Foreign Subsidiary

Branches:

Cayman

The Grand Cayman Agency is licensed under the Banks and Fiduciary Companies Act, or "Bank and Trust Companies Act," and is duly registered as a Foreign Company with the Registrar of Companies in Grand Cayman, Cayman Islands. The agency is therefore duly authorized to carry out banking business in the Cayman Islands and is currently engaged in fund raising business in the international banking and capital market to provide credit lines to Banco Santander, which are then extended to Banco Santander clients' for financing working capital and foreign trade. It also receives deposits in foreign currency from corporate clients and individuals and provides credit to Brazilian and foreign clients, primarily to support commercial operations with Brazil.

Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Central Bank to set up an agency in Luxembourg with a capital of US$1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Luxembourg Minister of Finance on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

Subsidiary:

Banco Santander has a subsidiary in Spain, Santander Brasil, Establecimiento Financiero de Credito, S.A. (Santander Brasil EFC), to complement the foreign trade strategy for corporate clients - large brazilian companies and their operations abroad - and offer products and financial services through an offshore entity that is not established in a jurisdiction with favored taxation.

The summarized financial position of dependency and foreign subsidiary, converted at the exchange rate prevailing at balance sheet date in the financial statements (without elimination of transactions with related parties) include:

	Grand Cayman Branch (3)			Santander Brasil EFC (3)
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Assets	86,703,355	90,036,549	3,356,006	3,144,220
Current and Long-term Assets	86,703,355	90,036,549	3,356,006	3,144,220
Cash	3,324,170	3,590,430	126,303	67,989
Interbank Investments	16,996,924	14,922,470	1,143,800	1,111,404
Securities and Derivatives Financial Instruments	37,810,105	35,691,013	137,298	97,652
Lending Operations (1)	19,773,629	18,642,828	1,918,271	1,853,191
Foreign Exchange Portfolio	7,346,663	15,461,077	-	-
Others	1,451,864	1,728,731	30,334	13,984
Liabilities	86,703,355	90,036,549	3,356,006	3,144,220
Current and Long-term Liabilities	46,044,510	49,732,979	195,521	95,754
Deposits and Money Market Funding	12,690,317	10,272,902	145,402	51,421
Funds from Acceptance and Issuance of Securities	3,938,096	1,911,963	-	-
Borrowings (2)	19,577,412	19,975,625	-	-
Foreign Exchange Portfolio	7,376,563	15,450,218	-	-
Others	2,462,122	2,122,271	50,119	44,333
Deferred Income	94	21	14,905	14,878
Stockholders' Equity	40,658,751	40,303,549	3,145,580	3,033,588

	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Exercise Income	494,216	485,529	22,189	6,847

(1) Refers mainly to export financing operations.

(2) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.

(3) The functional currency is Real (Note 3.b)

15. Investments in Affiliates and Subsidiaries

					03/31/2018
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,798	-	78.57%	99.99%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	95,349	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,184	-	100.00%	100.00%
Banco RCI Brasil S.A.	Bank	81	81	39.89%	39.89%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,673	14,067,673	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros) (6) (10) (14) (15)	Other Activities	4,687	-	100.00%	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet S.A.)	Payment Institution	61,565	-	88.50%	88.50%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	12,728,211	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Securitizadora)(13) (27)	Recovery of Defaulted Credits	265,419	-	100.00%	100.00%
Santander Holding Imobiliária S.A. (current name of Webcasas S.A.) (17) (19)	Holding	24,500	-	100.00%	100.00%
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (25) (26)	Tecnology	45,371	-	100.00%	100.00%
Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos S.A. (Super Pagamentos) (7) (9)	Payment Institution	90,724	-	-	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (23)	Bank	261,359	-	-	60.00%
Banco PSA	Bank	105	-	-	50.00%
Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil S.A. (Santander Finance Arrendamento Mercantil)	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A.	Private Pension	12,591,172	-	-	100.00%

					03/31/2018
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Atual Securitizadora (13) (18)
Ipanema Empreendimentos e Participações (18)	Collection and Recover of Credit Management	140	-	-	70.00%
Controlled by Ipanema Empreendimentos e Participações (18)
Gestora de Investimentos Ipanema (18)	Resources Management	11	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1)	Securitization	4	-	9.72%	9.72%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1) (24)	Other Activities	3,859	2,953	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito) (8) (16)	Credit Bureau	3,560	3,560	20.00%	20.00%
Campo Grande Empreendimentos Ltda.	Other Activities	255	-	25.32%	25.32%
Controladas em Conjunto da Santander Corretora de Seguros (current name of Santander Participações S.A.) (6) (10) (14) (15)
Webmotors S.A. (2)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	-	-	19.81%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros) (3) (22)	Insurance Broker	450	-	-	50.00%
Controlled by Getnet S.A
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	76,276	-	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	6,050	-	-	100.00%
Controlled by TecBan
Tbnet Comércio Locação e Administração Ltda. (Tbnet) (4)	Other Activities	384,917	-	-	100.00%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte) (5)	Other Activities	375,576	-	-	100.00%
Controlled by Olé Consignado (23)
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	-	100.00%
Olé Tecnologia Ltda.	Other Activities	450	-	-	100.00%
Affiliate
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

					03/31/2018
		Quantity of Shares or Quotas Owned
		Directly or Indirectly (in Thousands)			Direct
		Common Shares	Preferred	Direct	and Indirect
Investments	Activity	and Quotas	Shares	Participation	Participation
Controlled by Atual Securitizadora (13) (18)
Ipanema Empreendimentos e Participações (18)	Collection and Recover of Credit Management	140	-	-	70.00%
Controlled by Ipanema Empreendimentos e Participações (18)
Gestora de Investimentos Ipanema (18)	Resources Management	11	-	-	100.00%
Jointly Controlled Companies by Banco Santander
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (1)	Securitization	4	-	9.72%	9.72%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP) (1) (24)	Other Activities	3,859	2,953	11.11%	11.11%
Gestora de Inteligência de Crédito S.A. (Gestora de Crédito) (8) (16)	Credit Bureau	3,560	3,560	20.00%	20.00%
Campo Grande Empreendimentos Ltda.	Other Activities	255	-	25.32%	25.32%
Controladas em Conjunto da Santander Corretora de Seguros (current name of Santander Participações S.A.) (6) (10) (14) (15)
Webmotors S.A. (2)	Other Activities	366,182,676	-	-	70.00%
TecBan - Tecnologia Bancária S.A. (TecBan)	Other Activities	743,944	-	-	19.81%
PSA Corretora de Seguros e Serviços Ltda. (PSA Corretora de Seguros) (3) (22)	Insurance Broker	450	-	-	50.00%
Controlled by Getnet S.A
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	3,865	-	-	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	76,276	-	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	6,050	-	-	100.00%
Controlled by TecBan
Tbnet Comércio Locação e Administração Ltda. (Tbnet) (4)	Other Activities	384,917	-	-	100.00%
Controlled by Tebnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte) (5)	Other Activities	375,576	-	-	100.00%
Controlled by Olé Consignado (23)
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	6,950	-	-	100.00%
Olé Tecnologia Ltda.	Other Activities	450	-	-	100.00%
Affiliate
Norchem Holdings e Negócios S.A. (Norchem Holdings)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted
	Stockholders'	Net Income (Loss)
	Equity	Adjusted	Investments Value		Equity Accounting Results
		01/01 to			01/01 to	01/01 to
	03/31/2018	03/31/2018	03/31/2018	12/31/2017	03/31/2018	03/31/2017
Controlled by Banco Santander
Santander Leasing	5,893,218	73,806	4,630,539	4,577,432	57,947	73,905
Santander Brasil Consórcio	207,598	33,282	207,598	234,316	33,282	19,053
Banco Bandepe	3,238,533	47,451	3,238,533	3,192,478	47,451	59,957
Banco RCI Brasil S.A.	1,120,336	43,216	446,912	430,930	17,239	11,414
Aymoré CFI	1,757,532	211,396	1,757,532	1,546,130	211,396	116,757
Santander CCVM	574,922	10,264	574,922	564,675	10,264	6,673
Santander Microcrédito Assessoria Financeira S.A (Santander Microcrédito) (11)	-	-	-	-	-	(152)
Santander Brasil Advisory Services S.A. (Santander Brasil Advisory) (12)	-	-	-	-	-	(557)
Santander Corretora de Seguros (current name of Santander Participações ) (6) (10) (14) (15)	2,276,323	90,075	2,281,333	2,192,359	89,006	13,842
Getnet S.A.	1,896,892	104,679	1,678,749	1,586,109	92,641	87,047
Sancap	431,302	27,414	431,302	394,454	27,414	29,616
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (17) (20) (21)	-	-	-	-	-	40,869
Santander Brasil EFC	3,145,580	22,189	3,145,580	3,033,588	22,189	6,847
Atual Securitizadora (13)(27)	255,317	6,678	255,317	98,638	6,678	-
Santander Holding Imobiliária S.A. (current name of Webcasas S.A.) (17) (19)	25,156	1,271	25,156	23,885	1,271	-
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.) (25) (26)	126,699	(12,870)	126,699	-	(12,870)	-
Controlled by Aymoré CFI
Super Pagamentos (7) (9)	36,544	174	-	-	-	-
Olé Consignado (23)	970,010	75,561	-	-	-	-
Banco PSA	302,513	7,922	-	-	-	-
Controlled by Santander Leasing
Santander Finance Arrendamento Mercantil	391,841	2,589	-	-	-	-
Controlled by Sancap
Santander Capitalização	116,561	20,840	-	-	-	-
Evidence	289,285	6,382	-	-	-	-

	Adjusted
	Stockholders'	Net Income (Loss)
	Equity	Adjusted	Investments Value			Equity Accounting Results
		01/01 to			01/01 to	01/01 to
	03/31/2018	03/31/2018	03/31/2018	12/31/2017	03/31/2018	03/31/2017
Controlled by Atual Securitizadora (13) (18)
Ipanema Empreendimentos e Participações (18)	1,221	447	-	-	-	-
Controlled by Ipanema Empreendimentos e Participações (18)
Gestora de Investimentos Ipanema (18)	931	526	-	-	-	-
Jointly Controlled Companies by Banco Santander
Cibrasec (1)	74,679	864	7,262	7,438	84	353
Norchem Participações	51,876	775	25,938	25,550	388	517
EBP (1) (24)	32,628	(9,346)	3,625	4,707	(1,082)	(733)
Gestora de Crédito (8) (16)	138,238	(9,325)	27,647	29,512	(1,865)	-
Campo Grande Empreendimentos Ltda.	-	-	255	255	-	(133)
Controlled by Getnet S.A
Auttar HUT	15,464	465	-	-	-	-
Integry Tecnologia	72,437	(415)	-	-	-	-
Toque Fale	4,734	1,021	-	-	-	-
Controlled by Olé Consignado (23)
BPV Promotora de Vendas e Cobrança Ltda.	13,982	1,209	-	-	-	-
Olé Tecnologia Ltda.	4,055	788	-	-	-	-

	Adjusted
	Stockholders'	Net Income (Loss)
	Equity	Adjusted	Investments Value		Equity Accounting Results
		01/01 to			01/01 to	01/01 to
	03/31/2018	03/31/2018	03/31/2018	12/31/2017	03/31/2018	03/31/2017
Affiliate
Norchem Holdings	96,653	743	21,022	20,860	162	352
Others (28)	-	-	7,550	-	(338)	-
Goodwill on the Acquisition of 100% of Santander Brasil Tecnologia S.A. (Note 37.a)	-	-	7,205	-	-	-
Negative goodwill on the Acquisition of 100% of Isban Brasil S.A. (Note 37.a)	-	-	(1,115)	-	-	-
Others	-	-	1,460	-	(338)	-
Total Bank			18,893,471	17,963,316	601,257	465,627
Jointly Controlled Companies by Banco Santander
Cibrasec (1)	74,679	864	7,262	7,438	(185)	353
Norchem Participações	51,876	775	25,938	25,550	388	517
EBP (1) (24)	32,628	(9,346)	3,625	4,707	(1,082)	(733)
Gestora de Crédito (8) (16)	138,238	(9,325)	27,647	29,512	(1,865)	-
Campo Grande Empreendimentos Ltda.	-	-	255	255	-	-
Jointly Controlled Companies Directly or Indirectly by Santander Serviços (17) (20) (21)
Webmotors S.A. (2)	-	-	-	-	-	5,126
TecBan	-	-	-	-	-	(328)
Jointly Controlled Companies Directly or Indirectly by Santander Corretora de Seguros (current name of Santander Participações S.A.) (6) (10) (14) (15)
Webmotors S.A. (2)	135,343	9,822	94,740	28,159	6,873	-
TecBan	437,669	(9,452)	86,702	88,587	(1,884)	-
PSA Corretora de Seguros (3) (22)	3,201	219	1,601	1,491	109	84
Controlled by TecBan
Tbnet (4)	261,163	(4,526)	-	-	-	-
Controlled by Tebnet
Tbforte (5)	252,891	(5,229)	-	-	-	-
Affiliate
Norchem Holdings	96,653	743	21,022	20,860	162	352
Others (28)	-	-	144,181	143,494	-	-
Goodwill on the Acquisition of 100% of Santander Brasil Tecnologia S.A. (Note 37.a)	-	-	7,205	-	-	-
Negative goodwill on the Acquisition of 100% of Isban Brasil S.A. (Note 37.a)	-	-	(1,115)	-	-	-
Net Value of the Amortization related to the Completion of the Study of the Purchase Price Allocation (PPA) on the Acquisition of Olé Consigned by Aymoré CFI	-	-	17,917	19,481	-	-
Goodwill on the Acquisition of the Shares representing the remaining 50% of the Capital of Super	-	-	76,008	78,825	-	-
Final Price Adjustment in the Banco PSA Acquisition.	-	-	12,688	13,014	-	-
Goodwill on the Acquisition of 70% of Ipanema Empreendimentos e Participações by Current Securitizadora	-	-	26,467	27,163	-	-
Others	-	-	5,011	5,011	-	-
Total Consolidated			412,973	350,053	2,516	5,371

(1) The Bank has a participation of less than 20%, and there is no control block in the company, and business decisions are taken jointly by the shareholders.

(2) Although participation exceeds 50%, in accordance with the stockholder' agreement, the control is shared by Santander Corretora de Seguros and Carsales.com. Investments PTY LTD (Carsales).

(3) In accordance with the shareholders' agreement, the control is shared by Santander Corretora de Seguros and PSA Services LTD.

(4) In January and February 2018, shareholders' meetings approved capital increases in the amount of R$164,915, from R$220,002 to R$384,917, with the issue of 164,915 thousand new shares at nominal value of R$1.00 (one Real) each, whose increases were paid in the currency of the country on the same date as the approval of the partners.

(5) A shareholders' meeting held in January 2018 approved a capital increase in the amount of R$162,721, from R$212,855 to R$375,576, with the issue of 162,721 thousand new shares, at the nominal value of R$1.00 (one Real) each, whose increases were paid in the currency of the country on the same date as the approval of the partners.

(6) At the Extraordinary Shareholders' Meeting held on May 8, 2017, the change of the corporate name of Santander Participações SA to Santander Corretora de Seguros, Investimentos e Serviços S.A. was approved.

(7) In May, 2017, it was approved by Bacen the authorization process for the Company operates a means of payment institution.

(8) Company incorporated in April 2017 and it is in the pre-operational phase. Pursuant to the shareholders' agreement, the control is shared between shareholders who hold 20% of its share capital each (Note 37.c). At the EGM held on July 6, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$65,822, so that the share capital increased from R$1 to R$65,823, through the issuance of 6,582,200 (six million, five hundred eighty-two thousand two hundred) new shares, of which 3,291,100 (three million, two hundred ninety-one thousand, one hundred), 1,316,440 (one million, three hundred sixteen thousand, four hundred and forty) preffered shares Class A  and 1,316,440 (one million, three hundred sixteen thousand, four hundred and forty) preffered shares Class B and 658,220 (six hundred fifty eight thousand, two hundred, twenty) class C preffered shares, with no par value, at the issue price of R$10.00, corresponding to the equity value of the shares. The shares issued in the capital increase were fully subscribed at the same date by the shareholders in the proportion of 20% of its share capital each.

(9) At the ESM held on July 21, 2017, the capital increase of Super Payments in the amount of R$20,000 was approved, increasing the capital stock from R$49,451 to R$69,451 through the issuance of 50,724,086 (fifty million, seven hundred and twenty-four thousand and eighty-six) new nominative common shares, with no par value, in all identical to those previously existing, at the approximate issue price of R$394.29 per thousand shares at the book value of Super Payments on June 30, 2017. The shares issued were fully subscribed and paid-in on the same date by Aymoré CFI.

(10) The investment held by Santander Corretora de Seguros in BW Guirapá I S.A. was written off in December 2017 (Note 37.f).

(11) On August 31, 2017, Santander Microcrédito was merged into Santander Corretora de Seguros (Note 37.e).

(12) On September 29, 2017, Santander Brasil Advisory was merged into Santander Corretora de Seguros (Note 37.e).

(13) At the ESM held on September 11, 2017, a capital increase of R$120,000 was approved, through the issuance of 120,000,000 (one hundred and twenty million) new common shares, nominative and without par value, the capital stock of R$100.00 (one hundred reais) to R$120,000. The shares issued as a result of the capital increase were fully subscribed by the shareholder Banco Santander.

(14) At the Extraordinary General Meeting held on August 31, 2017, the capital increase in the amount of R$17,652 was approved, in view of the version of the net assets of Santander Microcrédito (Note 37.f), based on its book value at the date based on June 30, 2017, entirely destined to the share capital account of Santander Corretora de Seguros, from R$1,700,000 to R$1,717,652, through the issue of a total of 51,776 registered common shares with no par value that were subscribed and paid by Banco Santander on that date, the issue price was set at R$340.93 per share, calculated based on their respective book values, at base date of June 30, 2017.

(15) At the Extraordinary General Meeting held on September 29, 2017, Santander Corretora de Seguros 'shareholders' equity increase was approved in the amount of R$12,900, based on the net assets of Santander Brasil Advisory calculated based on its book value at base date of August 31, 2017 (Note 37.f). The amount of R$8,463 was allocated to the share capital account of Santander Corretora de Seguros, from R$1,717,652 to R$1,726. 115, through the issuance of a total of 37,554 common, nominative shares with no par value that were subscribed and paid-in by Banco Santander on that date, the issue price was set at R$343, 50 per share, calculated based on their respective book values, on the base date of August 31, 2017.

(16) At the Extraordinary General Meeting held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285,205, so that the capital stock increased from R$65,823 to R$351,028, through the issuance of 29,013 Thousand and seven hundred and thirty-seven thousand, seven hundred and seventy-seven thousand, seven hundred and seventy-seven thousand, seven hundred and seventy forty-five) Class A preferred shares, five million, eight hundred and two thousand, seven hundred and forty) Class B preferred shares and 2,901,370 (two million, nine hundred and one thousand, three hundred and seventy) class C preferred shares and without par value, at the issue price of R$9.83 (nine reais and eighty-three cents) per share, corresponding to the equity value of the shares. The shares issued in the capital increase were fully subscribed on the same date by the shareholders in the proportion of 20% of their capital stock each.

(17) Through the private purchase and sale of shares held on October 26, 2017, Santander Serviços sold its interest held in Webcasas S.A. to Banco Santander. The full sale occurred at book value (Note 37.f).

(18) Investment acquired in October 16, 2017 (Note 37.b).

(19) At the Extraordinary General Meeting held on November 1, 2017, the change of the corporate name of Webcasas S.A. was approved for Santander Holding Imobiliária S.A. and the change in its corporate purpose for the new activities to be performed.

(20) On November 17, 2017, Banco Santander acquired from Santusa Holding, S.L. the share held by it in the share capital of Santander Serviços. The amount of R$298,978 relating to goodwill was recorded (Note 37.e).

(21) On November 30, 2017, Santander Serviços was merged into Santander Corretora de Seguros (Note 37.e).

(22) In 2017, as a contractual amendment, PSA Corretora de Seguros' shareholders decided to increase the company's capital stock by R$401, so that the capital stock increased from R$500 to R$901, through the issuance of 400,532 (four hundred thousand and five hundred and thirty-two) new shares representing their capital stock, each share having a par value of R$1.00 (one real). The new shares issued were subscribed and paid up on the date of said contractual amendment, in national currency, in the proportion of the share of each partner equivalent to 50% of its capital stock each, that is to say 200,266 (two hundred thousand, two hundred and sixty-six) quotas.

(23) All shareholders canceled the General Shareholders' Meeting of December 19, 2017, which approved the increase in the capital stock of Olé Consignado in the amount of R$120,000. On February 9, 2018, shareholders representing the entire share capital of Olé Consignado, meeting at the Extraordinary Shareholders' Meeting held on February 9, 2018, approved the increase in the capital of Olé Consignado in the amount of R$120,000, from the current R$400,000 to R$520,000, through the issuance of 57,089,392 (fifty-seven million, eighty-nine thousand, three hundred and ninety-two) common, nominative and non-par value shares fully subscribed and paid up by the shareholders on the date of the AGE in proportion to their respective shareholdings. The Extraordinary Shareholders' Meeting held on February 9, 2018, which approved the capital increase, was approved by the Central Bank in an order dated March 15, 2018.

(24) According to its Bylaws, EBP was formed in order to carry out projects to contribute for the brazilian economic and social development for the period of 10 years. After the conclusion of the timetable set EPB closes its activities this year of 2018. The dissolution of its rights and liquidation were aproved in the EGM held on january 29, 2018.

(25) Company acquired on February 28, 2018, on the same date, Produban Serviços de Informática S.A. was changed to Santander Brasil Tecnologia S.A. (Note 37.f).

(26) At the Extraordinary Shareholders' Meeting held on March 19, 2018, the capital increase of Santander Brasil Tecnologia SA (currently known as Produban Serviços de Informática SA) was approved in the amount of R$4,000, through the capitalization of the reserve for equalization of dividends, without changing the number of shares, the capital stock being increased from R$91,048 to R$95,048, represented by forty-five million, three hundred and seventy-one thousand, two hundred and twenty-five (45,371,225) common shares, nominative and without par value.

(27) At the Extraordinary General Meeting held on March 23, 2018, a capital increase of R$150,000 was approved, through the issue of one hundred and forty-five million, four hundred and nineteen thousand, two hundred and ninety two) new common, nominative shares with no par value, with capital stock increasing from R$120,000 to R$270,000. The shares issued as a result of the capital increase were fully subscribed by the shareholder Banco Santander. Also, the AGE decided to change the company's name to Current Credit Recovery and Digital Media Services S.A.

16. Fixed Assets

				Bank
			03/31/2018	12/31/2017
	Cost	Depreciation	Net	Net
Real Estate	2,498,891	(691,956)	1,806,935	1,821,488
Land	661,909	-	661,909	660,006
Buildings	1,836,982	(691,956)	1,145,026	1,161,482
Others Fixed Assets	11,801,473	(7,874,255)	3,927,218	3,983,138
Installations, Furniture and Equipment	3,407,202	(1,883,811)	1,523,391	1,543,269
Data Processing Equipment	3,334,264	(2,910,186)	424,078	492,672
Leasehold Improvements	3,870,076	(2,294,656)	1,575,420	1,558,870
Security and Communication Equipment	773,376	(523,980)	249,396	252,652
Others	416,555	(261,622)	154,933	135,675
Total	14,300,364	(8,566,211)	5,734,153	5,804,626

				Consolidated
			03/31/2018	12/31/2017
	Cost	Depreciation	Net	Net
Real Estate	2,599,518	(708,815)	1,890,703	1,906,499
Land	694,850	-	694,850	692,948
Buildings	1,904,668	(708,815)	1,195,853	1,213,551
Others Fixed Assets	12,991,746	(8,577,739)	4,414,007	4,489,185
Installations, Furniture and Equipment	3,511,252	(1,902,151)	1,609,101	1,629,286
Data Processing Equipment	3,539,433	(2,998,977)	540,456	615,022
Leasehold Improvements	3,934,538	(2,339,254)	1,595,284	1,580,190
Security and Communication Equipment	1,587,314	(1,073,434)	513,880	528,706
Others	419,209	(263,923)	155,286	135,981
Total	15,591,264	(9,286,554)	6,304,710	6,395,684

17. Intangibles

				Bank
			03/31/2018	12/31/2017
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies (1)	26,419,016	(26,096,927)	322,089	334,961
Other Intangible Assets	8,987,610	(5,771,698)	3,215,912	3,278,886
Acquisition and Development of Software	6,151,666	(4,680,865)	1,470,801	1,543,573
Exclusivity Contracts for Provision of Banking Services	2,514,464	(823,282)	1,691,182	1,679,305
Others	321,480	(267,551)	53,929	56,008
Total	35,406,626	(31,868,625)	3,538,001	3,613,847

				Consolidated
			03/31/2018	12/31/2017
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies (1)	27,758,074	(26,895,074)	863,000	930,121
Other Intangible Assets	9,551,046	(6,133,202)	3,417,844	3,474,854
Acquisition and Development of Software	6,633,642	(4,975,516)	1,658,126	1,722,229
Exclusivity Contracts for Provision of Banking Services	2,514,464	(823,282)	1,691,182	1,679,305
Others	402,940	(334,404)	68,536	73,320
Total	37,309,120	(33,028,276)	4,280,844	4,404,975

(1) Amortization of goodwill from Banco Real was completed in October 2017, with goodwill arising from the acquisition of other companies remaining.

18. Funding and Borrowings and Onlendings

a) Deposits

						Bank
					03/31/2018	12/31/2017
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	16,670,938	-	-	-	16,670,938	17,133,923
Savings Deposits	41,408,726	-	-	-	41,408,726	40,572,369
Interbank Deposits	-	1,096,081	3,729,466	1,919,357	6,744,904	27,713,333
Time Deposits (1) (2)	89,214	46,535,689	50,983,284	63,969,013	161,577,200	144,548,438
Total	58,168,878	47,631,770	54,712,750	65,888,370	226,401,768	229,968,063
Current					160,513,398	166,797,454
Long-term					65,888,370	63,170,609

						Consolidated
					03/31/2018	12/31/2017
	Without	Up to 3	From 3 to	Over 12
	Maturity	Months	12 Months	Months	Total	Total
Demand Deposits	16,798,918	-	-	-	16,798,918	17,176,981
Savings Deposits	41,408,726	-	-	-	41,408,726	40,572,369
Interbank Deposits (1)	-	787,095	2,572,139	318,952	3,678,186	3,292,122
Time Deposits (1) (2)	89,214	46,562,274	50,431,385	62,294,984	159,377,857	142,480,670
Other Deposits	4,397	-	-	-	4,397	10,001
Total	58,301,255	47,349,369	53,003,524	62,613,936	221,268,084	203,532,143
Current					158,654,148	144,589,321
Long-term					62,613,936	58,942,822

(1) Includes the amount of R$339,010 (12/31/2017 - R$333,343) of Interbank Deposits - CDI, used as cash flow hedge objects (Note 6.b.V.b).

(2) Considering the maturities established in the respective applications, there is the possibility of immediate withdrawal, in advance of maturity.

b) Money Market Funding

						Bank
					03/31/2018	12/31/2017
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		103,932,066	11,204,860	247,159	115,384,085	103,917,046
Government Securities		92,305,913	27,740	-	92,333,653	70,014,156
Debt Securities in Issue		5,309,007	11,011,781	236,904	16,557,692	27,293,793
Others		6,317,146	165,339	10,255	6,492,740	6,609,097
Third Parties		6,406,124	-	-	6,406,124	6,259,682
Linked to Trading Portfolio Operations		3,002,310	839,612	28,978,310	32,820,232	32,530,714
Total		113,340,500	12,044,472	29,225,469	154,610,441	142,707,442
Current					125,384,972	110,346,900
Long-term					29,225,469	32,360,542

						Consolidated
					03/31/2018	12/31/2017
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Own Portfolio		88,339,163	11,204,860	247,159	99,791,182	97,173,204
Government Securities		76,713,010	27,739	-	76,740,749	63,270,663
Debt Securities in Issue		5,309,007	11,011,781	236,905	16,557,693	27,293,444
Others		6,317,146	165,340	10,254	6,492,740	6,609,097
Third Parties		2,222,550	-	-	2,222,550	258,099
Linked to Trading Portfolio Operations		3,002,310	839,612	28,978,310	32,820,232	32,530,714
Total		93,564,023	12,044,472	29,225,469	134,833,964	129,962,017
Current					105,608,495	97,601,475
Long-term					29,225,469	32,360,542

c) Funds from Acceptance and Issuance of Securities

						Bank
					03/31/2018	12/31/2017
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		24,622,484	18,868,872	27,231,709	70,723,065	68,253,864
Real Estate Credit Notes - LCI (1)		8,772,941	11,989,604	6,468,534	27,231,079	27,713,875
Agribusiness Credit Notes - LCA (2)		2,805,385	4,138,530	2,426,023	9,369,938	8,854,053
Treasury Bills - LF (3)		13,044,158	2,740,738	18,337,152	34,122,048	31,685,936
Securities Issued Abroad		154,445	860,227	3,020,620	4,035,292	1,992,881
Eurobonds		154,445	860,227	3,020,620	4,035,292	1,992,881
Funding by Structured Operations Certificates		400,013	723,442	1,101,251	2,224,706	1,990,266
Total		25,176,942	20,452,541	31,353,580	76,983,063	72,237,011
Current					45,629,483	50,482,288
Long-term					31,353,580	21,754,723

						Consolidated
					03/31/2018	12/31/2017
		Up to 3	From 3 to	Over 12
		Months	12 Months	Months	Total	Total
Exchange Acceptances (5)		181,493	439,013	602,475	1,222,981	1,177,179
Real Estate Credit Notes, Mortgage Notes,
Credit and Similar Notes		25,054,684	19,396,945	29,506,079	73,957,708	71,496,151
Real Estate Credit Notes - LCI (1)		8,772,941	11,989,604	6,468,534	27,231,079	27,713,875
Agribusiness Credit Notes - LCA (2)		2,805,385	4,138,530	2,426,023	9,369,938	8,854,053
Treasury Bills - LF (3) (4)		13,476,358	3,268,811	20,611,522	37,356,691	34,928,223
Securities Issued Abroad		154,445	860,227	3,020,620	4,035,292	1,992,881
Eurobonds		154,445	860,227	3,020,620	4,035,292	1,992,881
Funding by Structured Operations Certificates		400,013	723,442	1,101,251	2,224,706	1,990,266
Total		25,790,635	21,419,627	34,230,425	81,440,687	76,656,477
Current					47,210,262	52,115,435
Long-term					34,230,425	24,541,042

(1) LCI are fixed income securities linked with mortgages and guaranteed by mortgage-backed securities or liens on property. On March 31, 2018, they have maturities between 2018 to 2026 (12/31/2017 - maturities between 2018 to 2026).

(2) LCA are fixed income securities which resources are allocated to the promotion of agribusiness, indexed between 87.0% to 94.0% of CDI. On March 31, 2018, its maturities dates are between 2018 to 2021 (12/31/2017 - maturities dates between 2018 to 2019).

(3) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On March 31, 2018, its maturities dates are between 2018 to 2025 (12/31/2017 - maturities dates between 2018 to 2025).

(4) Includes the amount of R$3,011,792 (12/31/2017 - R$3,033,901) of Treasury Bills - LF, used as cash flow hedge object (Note 6.b.V.b).

(5) Includes the amount of R$344,177 (12/31/2016 - R$763,103) of Exchange Treasury Bills - LC, used as cash flow hedge object (Note 6.b.V.b).

						Bank/Consolidated
					03/31/2018	12/31/2017
Eurobonds	Issuance	Maturity	Currency	Interest Rate (p.a)	Total	Total
Eurobonds	2017	2018	US$	Zero Coupon at 2.4%	753,946	1,195,668
Eurobonds	2017	2019	US$	Libor 3M + 1.0%	166,525	165,677
Eurobonds	2017	2024	US$	6.9% at 10.0%	538,843	541,487
Eurobonds	2018	2018	US$	Zero coupon at 1.9%	100,202	-
Eurobonds	2018	2019	US$	Zero coupon at 2.9%	244,954	-
Eurobonds	2018	2024	US$	6.9%	1,022,308	-
Eurobonds	2018	2025	US$	5.9%	1,139,297	-
Others					69,217	90,049
Total					4,035,292	1,992,881

d) Money Market Funding Expenses

			Bank		Consolidated
		01/01 a	01/01 a	01/01 a	01/01 a
		03/31/2018	03/31/2017	03/31/2018	03/31/2017
Time Deposits (1) (2)		2,259,982	1,983,691	2,259,838	1,964,264
Savings Deposits		496,906	642,020	496,906	642,020
Interbank Deposits		242,390	1,910,538	80,581	76,247
Money Market Funding (3)		3,875,553	5,856,610	3,549,573	5,520,924
Upgrade and Provisions Interest and Pension Plans and Capitalization		-	-	26,526	31,098
Others		1,162,871	2,658,386	1,236,863	2,785,837
Total		8,037,702	13,051,245	7,650,287	11,020,390

(1) In the Bank and Consolidated, includes the record of interest in the amount of R$123,862 (2017 - R$122,911), related to the issuance of the Debt Instrument Eligible to Tier I and II Capital (Note 21).

(2) Includes exchange variation expenses in the amount of R$431,570 (2017 - income in the amout of R$134,966) in the Bank and R$431,570 (2017 - income in the amout of R$203,003) in the Consolidated.

(3) Includes exchange variation income in the amount of R$300,820 (2017 - expense in the amout of R$415,111) in the Bank and R$300,820 (2017 - expense in the amout of R$558,644) in the Consolidated.

e) Borrowings and Onlendings

					Bank
				03/31/2018	12/31/2017
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	-	-	483,850	483,850	476,876
Foreign Borrowings	11,529,966	20,160,787	1,068,175	32,758,928	33,966,083
Import and Export Financing Lines	9,037,723	15,322,553	293,459	24,653,735	24,429,157
Other Credit Lines (1)	2,492,243	4,838,234	774,716	8,105,193	9,536,926
Domestic Onlendings	1,501,269	4,240,172	9,850,975	15,592,416	16,635,697
Total	13,031,235	24,400,959	11,403,000	48,835,194	51,078,656
Current				37,432,194	39,285,419
Long-term				11,403,000	11,793,237

					Consolidated
				03/31/2018	12/31/2017
	Up to 3	From 3 to	Over 12
	Months	12 Months	Months	Total	Total
Domestic Borrowings	11,999	35,368	567,697	615,064	615,345
Foreign Borrowings	10,386,754	20,160,787	1,068,175	31,615,716	32,855,267
Import and Export Financing Lines	9,037,723	15,322,553	293,459	24,653,735	24,429,157
Other Credit Lines (1)	1,349,031	4,838,234	774,716	6,961,981	8,426,110
Domestic Onlendings	1,501,269	4,240,172	9,850,975	15,592,416	16,635,697
Total	11,900,022	24,436,327	11,486,847	47,823,196	50,106,309
Current				36,336,349	38,251,690
Long-term				11,486,847	11,854,619

In the Bank and Consolidated, the export and import financing lines are funded by foreign banks, for foreign exchange transactions purposes, related to export bills discounting and export and import pre-financing, with maturity until 2022 (12/31/2017 - through 2022) and subject to financial charges corresponding to exchange rate changes plus interest ranging from 0.5% p.a. to 9.5% p.a. (12/31/2016 - 0.5% p.a. to 9.5% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the currency basket of the BNDES, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

19. Tax and Social Security

			Bank		Consolidated
		03/31/2018	12/31/2017	03/31/2018	12/31/2017
Deferred Tax Liabilities		2,857,837	2,319,695	3,358,780	2,787,143
Provision for Taxes and Contributions on Income		-	-	320,099	140,439
Taxes Payable		486,408	1,084,637	652,655	1,942,718
Total		3,344,245	3,404,332	4,331,534	4,870,300
Current		1,159,108	1,555,596	1,717,601	2,585,381
Long-term		2,185,137	1,848,736	2,613,933	2,284,919

a) Nature and Origin of Deferred Tax Liabilities

					Bank
		12/31/2017	Recognition	Realization	03/31/2018
Adjustment to Fair Value of Trading Securities and Derivatives (1)		898,976	-	-	898,976
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		1,345,678	537,574	-	1,883,252
Excess Depreciation of Leased Assets		6,490	-	(837)	5,653
Others		68,551	1,405	-	69,956
Total		2,319,695	538,979	(837)	2,857,837

					Bank
		12/31/2016	Recognition	Realization	03/31/2017
Adjustment to Fair Value of Trading Securities and Derivatives (1)		965,750	-	(8,347)	957,403
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)		836,197	813,427	-	1,649,624
Excess Depreciation of Leased Assets		6,777	-	(61)	6,716
Others		575	52,984	-	53,559
Total		1,809,299	866,411	(8,408)	2,667,302

		Change in
		the Scope of
		Consolidation			Consolidated
	12/31/2017	(Note 15)	Recognition	Realization	03/31/2018
Adjustment to Fair Value of Trading Securities and Derivatives (1)	930,483	-	25,037	(316)	955,204
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	1,426,892	-	544,499	(4,776)	1,966,615
Excess Depreciation of Leased Assets	330,592	-	-	(7,564)	323,028
Others	99,176	4,573	12,953	(2,769)	113,933
Total	2,787,143	4,573	582,489	(15,425)	3,358,780

		Change in
		the Scope of
		Consolidation			Consolidated
	12/31/2016	(Note 15)	Recognition	Realization	03/31/2017
Adjustment to Fair Value of Trading Securities and Derivatives (1)	969,321	1	30,918	(8,781)	991,459
Adjustment to Fair Value of Available-for-Sale Securities and Cash Flow Hedge (1)	892,971	-	857,446	(982)	1,749,435
Excess Depreciation of Leased Assets	385,127	-	-	(12,544)	372,583
Others	18,172	(825)	63,485	(38)	80,794
Total	2,265,591	(824)	951,849	(22,345)	3,194,271

(1) Includes IRPJ, CSLL, PIS and Cofins.

b) Expected Realization of Deferred Tax Liabilities

						Bank
						03/31/2018
			Temporary Differences
Year			IRPJ	CSLL	PIS/Cofins	Total
2018			307,656	183,746	59,739	551,141
2019			271,706	161,893	52,634	486,233
2020			231,011	137,464	43,628	412,103
2021			229,598	137,464	43,628	410,690
2022			229,127	137,464	43,628	410,219
2023 to 2025			319,320	191,554	59,087	569,961
2026 to 2027			10,947	6,543	-	17,490
Total			1,599,365	956,128	302,344	2,857,837

						Consolidated
						03/31/2018
			Temporary Differences
Year			IRPJ	CSLL	PIS/Cofins	Total
2018			381,467	191,572	60,815	633,854
2019			348,771	172,328	54,068	575,167
2020			291,620	147,872	45,063	484,555
2021			287,698	146,479	45,063	479,240
2022			286,395	146,018	45,063	477,476
2023 to 2025			422,572	202,785	62,020	687,377
2026 to 2027			13,648	7,463	-	21,111
Total			2,032,171	1,014,517	312,092	3,358,780

20. Subordinated Debts

Consist of securities issued according to Bacen rules, which are used as Tier II of the Capital Regulatory for calculating operating limits, according to the proportion defined by CMN Resolution  4,192 of March 1, 2013, and the amendments introduced by Resolution 4,278 of October 31, 2013.

						Bank/Consolidated
					03/31/2018	12/31/2017
Subordinated Deposit Certificates	Issuance	Maturity (1)	Amount (Million)	Interest Rate (p.a.)	Total	Total
Subordinated Deposit Certificates	May-08	May-15 to May-18	R$283	CDI (2)	111,608	109,572
Subordinated Deposit Certificates	May-08 to June-08	May-15 to June-18	R$268	IPCA (3)	422,031	409,658
Total					533,639	519,230
Current					533,639	519,230

(1) Subordinated time deposits issued with the payment of interest rate and principal at the end of the term.

(2) As of March 31, 2018 and December 31, 2017, indexed issuance between 100% and 112% of CDI.

(3) As of March 31, 2018 and December 31, 2017, indexed to the IPCA plus interest of 8.3% p.a. to 8.4% p.a.

21. Debt Instruments Eligible to Compose Capital

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

						Bank/Consolidated
					03/31/2018	12/31/2017
Debt Instruments Eligible to Compose Capital	Issuance	Maturity	Amount (Million)	Interest Rate (p.a.) (3)	Total	Total
Tier I (1)	January - 14	No Maturity (Perpetual)	R$3,000	7.375%	4,209,117	4,189,108
Tier II (2)	January - 14	January - 24	R$3,000	6.000%	4,197,563	4,250,447
Total					8,406,680	8,439,555
Current					69,104	114,104
Long-term					8,337,576	8,325,451

(1) Interest rate paid quarterly from April 29, 2014.

(2) Interest rate paid semiannually from July 29, 2014.

(3) The effective interest rate, considering the Taxes (IR) made by the issuer, is 8.676% and 7.059% for instruments Tier I and Tier II, respectively.

22. Other Payables - Other

				Bank		Consolidated
			03/31/2018	12/31/2017	03/31/2018	12/31/2017
Provision Technical for Pension and Capitalization Operations			-	-	1,892,216	1,864,315
Payables for Credit Cards			19,310,824	20,037,937	29,985,141	30,552,706
Provision for Tax Risks and Legal Obligations (Note 23.b)			4,306,453	4,279,109	7,068,844	6,999,881
Provision for Legal and Administrative Proceedings - Labor and Civil (Note 23.b)			5,659,259	5,481,162	6,271,353	5,994,219
Provision for Financial Guarantees (Note 22.a)			225,576	312,373	225,576	312,373
Employee Benefit Plans (Note 35)			3,966,488	3,899,753	4,015,756	3,923,458
Payables for Acquisition of Assets and Rights			21,120	20,974	21,120	20,974
Reserve for Tax Contingencies - Responsibility of Former Controllers (Note 23.i)			606,176	616,934	687,849	698,141
Reserve for Legal and Administrative Proceedings - Responsibility of Former Controllers Stockholders (Note 23.i)			9,097	8,990	9,097	8,990
Accrued Liabilities
Personnel Expenses			1,333,393	1,650,756	1,460,690	1,781,180
Administrative Expenses			317,424	308,372	456,199	487,992
Others Payments			75,682	58,396	144,885	143,100
Creditors for Unreleased Funds			1,128,145	956,444	1,128,145	956,444
Provision of Payment Services			440,534	522,365	440,534	522,365
Suppliers			498,182	379,137	1,344,283	1,126,375
Others (1)			3,075,753	2,643,811	6,238,750	6,013,137
Total			40,974,106	41,176,513	61,390,438	61,405,650
Current			27,849,903	26,649,063	42,199,291	40,841,041
Long-term			13,124,203	14,527,450	19,191,147	20,564,609

(1) In the Consolidated, includes the obligation concerning the transfer of the Fund Portfolio Guarantee Benefit (FGB) registered with Evidence.

a) Provision for Financial Guarantees

The classification of the guarantees operations for the constitution of provision is based on the estimate of the involved risk. It happens due to the quality evaluation process applied to the clients and operations, using statistical model based on quantitative and qualitative information or on specialized credit analyst, which allow them to be classified according their default probabilities, based on internal and market´s objective variables (bureaus), previously identified as predictive of default probability. After this evaluation the operations are classified according to the provisioning ratings, having as reference the Resolution CMN 2,682/1999. Based on the results of this analysis, amounts related to operations’ coverage are registered as provision considering the type of the guarantee, according to the requirements of Resolution CMN 4,512/2016.

						Bank/Consolidated
				03/31/2018		12/31/2017
			Balance Guarantees		Balance Guarantees
Type of Financial Guarantee			Provided	Provision	Provided	Provision
Linked to International Merchandise Trade			297,687	12,970	339,354	13,080
Linked to Bids, Auctions, Provision of Services or Execution of Works			3,025,069	17,477	3,038,745	17,053
Linked to the Supply of Goods			1,609,009	3,551	1,664,361	4,475
Linked to the Distribution of Securities by Public Offer			-	-	565,000	-
Guarantee in Legal and Administrative Proceedings of Fiscal Nature			11,713,210	118,995	11,548,131	118,949
Other Guarantees			31,592	8,241	844	4
Other Bank Guarantees			15,504,551	53,488	15,918,965	142,886
Other Financial Guarantees			2,763,266	10,854	2,184,684	15,926
Total			34,944,384	225,576	35,260,084	312,373

Changes in Allowances for Financial Guarantees

						Bank/Consolidated
					01/01 to	01/01 to
					03/31/2018	03/31/2017
Balance at Beginning (1)					312,373	325,957
Constitution (Note 31)					8,240	68,929
Reversal (2) (Note 31)					(95,037)	(118,796)
Balance at End					225,576	276,090

(1) The amount of Initial Adoption - Resolution CMN 4,512 in the amount of R$325,957 net of tax effect corresponds to R$179,278.

(2) Corresponds to the honored bond, change in rating and provision recorded in the allowance for doubtful accounts.

23. Provisions, Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

a) Contingent Assets

In the Bank and Consolidated, on March 31, 2018 and December 31, 2017, no contingent assets were registered (Note 3.q).

b) Balance Sheet of Provisions for Judicial and Administrative Proceedings and Legal Obligations by Nature

				Bank		Consolidated
			03/31/2018	12/31/2017	03/31/2018	12/31/2017
Reserve for Tax Contingencies and Legal Obligations (Note 22)			4,306,453	4,279,109	7,068,844	6,999,881
Accrual for Legal and Administrative Proceedings - Labor and Civil (Note 22)			5,659,259	5,481,162	6,271,353	5,994,219
Labor			3,365,453	3,240,115	3,680,561	3,457,092
Civil			2,293,806	2,241,047	2,590,792	2,537,127
Total			9,965,712	9,760,271	13,340,197	12,994,100

c) Change in Accrual for Judicial and Administrative Proceedings and Legal Obligations

						Bank
			01/01 to			01/01 to
			03/31/2018			03/31/2017
	Tax (3)	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	4,279,109	3,240,115	2,241,047	4,522,224	2,988,869	1,664,642
Recognition Net of Reversal (1)	(662)	152,609	91,552	(58,845)	387,735	169,963
Inflation Adjustment	37,460	155,304	62,334	73,389	145,670	71,107
Write-offs Due to Payment	(9,454)	(182,575)	(101,127)	(4,667)	(182,522)	(72,719)
Others	-	-	-	594	27,318	-
Balance at End	4,306,453	3,365,453	2,293,806	4,532,695	3,367,070	1,832,993
Escrow Deposits - Other Receivables	1,149,409	590,682	482,831	1,653,529	533,056	446,174
Escrow Deposits - Securities	19,555	15,224	9,518	11,977	15,166	969
Total Escrow Deposits (2)	1,168,964	605,906	492,349	1,665,506	548,222	447,143

						Consolidated
			01/01 to			01/01 to
			03/31/2018			03/31/2017
	Tax (3)	Labor	Civil	Tax	Labor	Civil
Balance at Beginning	6,999,881	3,457,092	2,537,127	7,080,310	3,146,383	1,867,621
Recognition Net of Reversal (1)	9,049	162,381	111,288	(62,303)	401,105	183,879
Inflation Adjustment	63,149	162,699	71,281	121,642	152,010	77,515
Write-offs Due to Payment	(17,445)	(195,219)	(128,740)	(4,691)	(179,972)	(88,339)
Change in the Scope of Consolidation/Acquisitions/ Merger/Reclassification of Societary Equity (Note 15)	14,210	93,726	-	(12,638)	(1,262)	-
Others	-	(118)	(164)	8,852	27,859	1,293
Balance at End	7,068,844	3,680,561	2,590,792	7,131,172	3,546,123	2,041,969
Escrow Deposits - Other Receivables	2,622,270	628,536	497,492	3,047,633	553,323	460,281
Escrow Deposits - Securities	20,822	15,224	9,518	13,120	15,166	993
Total Escrow Deposits (2)	2,643,092	643,760	507,010	3,060,753	568,489	461,274

(1)Tax risks include the constitutions of tax provisions related to lawsuits and administrative proceedings and legal obligations, recorded in the headings tax expenses, other operating income and other operating expenses IR and CSLL.

(2) Refers to the values of escrow deposits, limited to the amount of the provision for contingency and don't include the escrow deposit, for possible contingencies and/or remote and appeal deposits.

(3) On March 31, 2018, it includes the effects of the access on the Sponsored Payments and Installments Programs from the cities of São Paulo and Rio de Janeiro and lawsuits related to IRPJ, CSLL and Social Securities Contributions related to the period from 1999 to 2005 (Note 23.e).

d) Provisions for Contingent Civil, Labor, Tax and Social Security

Banco Santander and its subsidiaries are involved in lawsuits and administrative proceedings related to tax, labor, social security and civil arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. The Santander has the policy to constitute provision of full amount of lawsuits whose the result of loss assessment is probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses from lawsuits and administrative proceedings as follows:

e) Lawsuits and Administrative Proceedings related to Tax and Social Security

In October 2017, the Bank also joined the Incentive Payment and Installment Programs of the municipalities of São Paulo and Rio de Janeiro. Adhesions to the programs included payment of administrative and legal proceedings related to the ISS, related to the periods 2005 to 2016, in the total of R$292,353 in the Bank and R$292,562 in the Consolidated. As a consequence, provisions were reversed in the amount of R$435,074 in the Bank and R$435,454 in the Consolidated. In the Statement of Income, a reversal of provisions was recorded, net of tax effects, in the total of R$96,029 in the Bank and R$96,129 in the Consolidated.

In August, 2017, The Bank and its affiliates joined a federal amnesty program established by MP (Law) 783/2017 and reissues.

Adherence to the program included administrative proceedings related to IRPJ, CSLL and Social Security Contributions referring to the base periods from 1999 to 2005, in the total of R$534,001, after the benefits of the installment program, of which R$191,897 was paid in August 2017 and R$299,820 in January 2018. With the conversion of the provisional measure into law, and its amendments, the amount became R$491,717.

The main lawsuits and administrative proceedings related to legal obligations, tax and social security are described as follow:

PIS and Cofins - R$1,792,014 Bank and R$3,547,879 Consolidated (12/31/2017 - R$1,775,326 Bank and R$3,514,651 Consolidated): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. The Banco Santander's PIS and the PIS and Cofins liabilities of the other controlled companies are pending final judgment by the STF.

Increase in CSLL Tax Rate - R$369,273 Bank and R$1,018,766 Consolidated (12/31/2017 - R$366,002 Bank and R$1,009,281 Consolidated): the Bank Santander and its subsidiaries are discussing the increase in the CSLL tax rate, from 9% to 15%, established by Executive Act 413/2008, subsequently converted into Law 11,727/2008, as from April 2008. Judicial proceedings are pending of  judgment.

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

The main topics discussed in these lawsuits are:

Tax on Services (ISS) - Financial Institutions - R$218,267 in the Bank and R$233,399 in the Consolidated (12/31/2017 - R$223,139 in the Bank and R$237,960 in the Consolidated): Banco Santander and its subsidiaries discuss administrative and legal requirements , by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services.

Social Security Contribution (INSS) - R$266,666 Bank and R$266,673 Consolidated (12/31/2017 - R$265,009 Bank and  Consolidated): Banco Santander and its subsidiaries  are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$718,541 (12/31/2017 - R$714,604) Bank and Consolidated: in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015 , Bank and DTVM had obtained a non favorable decision at CARF. On July 3, 2015 Bank and Produban Serviços de Informática S.A. (actual Santander DTVM company name) filed lawsuit aiming to cancel both tax charges on the period ended March 31, 2018 amounting R$1,440 million. Based on the evaluation of legal advisors, were consisted provision to the probable loss.

f) Lawsuits and Administrative Proceedings of Labor

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

g) Lawsuits and Administrative Proceedings of Civil

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

Lawsuits for Indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

Economic Plans - they referred to lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluationof loss made by external legal consultants.

The Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are decisions favorable to banks at the STF with regard to the economic phenomenon similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Moneysavers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the oustanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of moneysavers that approved in the courts the existance of their account and balance in the birthday date of the indexes changes. The term of agreement negotiated between the parties was submitted to the STF which approved the terms of the agreement.

The Management considers that the accrued provisions are due to charge interest in accordance with the plans, including considering the agreement approved by the STF.

h) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible, totaled R$22,462 million, being the main lawsuits as follow:

Credit Losses -  Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit  losses  because they fail to meet the relevant requirements under applicable law. As of March 31, 2018 the amount related to this claim is approximately R$440 million.

INSS on Profits or Results (PLR) - Bank and the subsidiaries are involved in several lawsuits and administrative proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of March 31, 2018 the amounts related to these proceedings totaled approximately R$4,574 million.

IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil  Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder.  As of March 31, 2018 the amount related to this lawsuit is approximately R$294 million.

Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The  infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. On November 10, 2016, the appeal was filed, prompting the Bank to lodge an appeal with CARF, which is awaiting judgment. On March 31, 2018, the balance was approximately R$1,343 million.

Goodwill Amortization of Banco Sudameris -the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On March 31, 2018, the balance was approximately R$615 million.

Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue Office to grant tax relief with credits arising from overpayments. On March 31, 2018, approximately R$2,287 million.

The labor claims with classification of loss risk as possible totaled R$65 million, excluding the lawsuits below:

Semiannual Bonus or PLR - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from Banco do Estado de São Paulo S.A. - Banespa, that had been hired up to May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The STF rejected the extracommon appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander filed a Regimental Appeal which holds STF´s decision. The Regimental Appeal is an internal appeal filed in the STF, in order to refer the monocratic decision to a group of five ministers. The 1st Class of the Supreme Court upheld the appeal by the Bank and denied the Afabesp. The subjects of the extracommon appeal of the Bank will move forward to the Supreme Court for decision on overall impact and judgment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

Readjustment of Banesprev retirement complements by the IGPDI - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$1,363 million, being the main lawsuits as follow:

Indemnity Lawsuit Arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça).

Indemnity Lawsuit Related to Custody Services - provided by Banco Santander at an early stage which was not handed down yet.

Lawsuit Arising from a Contractual Dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

i) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits, in the amounts of R$606,176, R$2,600 and R$6,496 (12/31/2017 - R$616,934, R$2,607 and R$6,383) in the Bank and R$687,849, R$2,600 e R$6,496 (12/31/2017 - R$698,141, R$2,607 and R$6,383) in the Consolidated, respectively, recorded in other financial liabilities (Note 22) which the responsible people were the former controlling stockholders of the Bank and acquired companies. Based on the agreement signed, these lawsuits have guaranteed reimbursement from part of the former controllers, whose respective duties were recorded in other receivables - others (Note 12).

24. Stockholders’ Equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine  billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

						Shares in Thousands
			03/31/2018			12/31/2017
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	68,564	94,141	162,705	66,207	91,779	157,986
Foreign Residents	3,750,131	3,585,695	7,335,826	3,752,488	3,588,057	7,340,545
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury Shares	(2,833)	(2,833)	(5,666)	(5,845)	(5,845)	(11,690)
Total Outstanding	3,815,862	3,677,003	7,492,865	3,812,850	3,673,991	7,486,841

b) Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been calculated and will be paid in accordance with Brazilian Corporate Law.

Prior to the Annual Stockholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on  (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, since the total of dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

The highlight of interest on capital in the first quarter of 2018 is described below:

						03/31/2018
		In Thousands		Brazilian Real per Thousand Shares/Units
		of Brazilian Real		Common	Preferred	Units
Interest on Capital (1) (2)			600,000	0.0763	0.0840	0.1603
Total			600,000

(1)  Established by the Board of Directors in March 21, 2018, common shares- R$0,0763, preferred shares - R$50,039 and Units - R$0,1602 net of taxes that will be paid in April 26, 2018, without any remuneration as monetary restatement.

(2) The amount of interest on shareholders' equity will be fully charged to the mandatory minimum dividends to be distributed by the Bank for the year 2018.

In the first quarter of 2017, there was no mention of dividends or interest on shareholders' equity.

c) Reserves

Net income, after deductions and statutory provisions, will be allocated as follows:
Legal Reserve

According to Brazilian corporate law, 5% to the legal reserve, until it reaches 20% of the share capital. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital.

Capital Reserve

The Bank´s capital reserve consists of: goodwill reserve for subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, reimbursement or acquisition of shares for the Bank´s own issue; capital increase, or payment of dividends to preferred shares under certain circumstances.

Reserve for Equalization Dividend

After the allocation of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be allocated to reserve for equalization of dividends, which will be limited to 50% of the share capital. This reserve aims to ensure funds for the payment of dividends, including as interest on own capital, or any interim payment to maintain the flow of stockholders remuneration.

d) Treasury Shares

In the meeting held on November 1, 2017, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 3, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 38,717,204 Units, representing 38,717,204 common shares and 38,717,204 preferred shares, or the ADRs, which, on September 30, 2017, corresponded to approximately 1.03% of the Bank’s share capital. On September 30, 2017, the Bank held 373,269,828 common shares and 401,074,242 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 365 days counted from November 6, 2017, and will expire on November 5, 2018.

		Bank/Consolidated
		Shares in Thousands
	03/31/2018	12/31/2017
	Quantity	Quantity
	Units	Units
Treasury Shares at Beginning of the Period	1,773	25,786
Cancellation of ADRs (1) (2)	-	(32,276)
Shares Acquisitions	5,088	12,768
Payment - Share-Based Compensation	(4,028)	(4,505)
Treasury Shares at Beginning of the Period	2,833	1,773
Subtotal - Treasury Shares in Thousands of Reais	R$102,509	R$148,246
Issuance Cost in Thousands of Reais	R$206	R$194
Balance of Treasury Shares in Thousands of Reais	R$102,715	148,440

Cost/Market Value	Units	ADRs
Minimum Cost	R$ 7.55	R$ 7.55
Weighted Average Cost	R$ 25.75	R$ 24.41
Maximum Cost	R$ 36.98	R$ 32.29
Market Value	R$ 27.64	R$ 27.64

(1) At the Extraordinary General Meeting held on September 18, 2017, the cancellation of 64,551,366 treasury shares (equivalent to 32,276 hundred Units) , representing the totality of the treasury shares recorded in the book of registry of nominative shares on that date, with no capital reduction, and the consequent amendment of caput of article 5 of the Bylaws, in order to reflect the new amount of common and preferred shares, nominative and without par value representing the Banco Santander share capital.

Additionally, in the first quarter of 2018, treasury shares were traded, that resulted in a loss of R$4,016 (2017 - loss of R$944) recorded directly in equity in capital reserves.

e) Consolidated Stockholders’ Equity - Unrealized Income

The consolidated stockholders’ equity is reduced mainly to unrealized income of R$5,538 (12/31/2017 - R$6,008). In 2018, there were realized results in the amounting of R$977 (2017 - R$705).

f) Non Controlling Interest

		Stockholders’ Equity		Income
			01/01 a	01/01 a
	03/31/2018	12/31/2017	03/31/2018	03/31/2017
Banco RCI Brasil S.A. (Note 15)	673,434	649,341	(25,977)	(17,199)
Santander Leasing (Note 15)	457	395	(6)	(7)
Getnet S.A. (Note 15)	218,143	206,105	(12,038)	(11,311)
BW Guirapá I S.A. (Note 15 and 37.f)	-	-	-	135
Olé Consignado (Note 15)	388,004	322,431	(30,224)	(4,504)
Banco PSA (Note 15)	151,257	147,295	(3,961)	(3,430)
Santander Serviços (Note 15)	-	-	-	(26,933)
FI Direitos Creditórios RCI Brasil I (Note 2)	205,659	268,792	(4,311)	(16,035)
FI RN Brasil - Financiamento de Veículos (Note 2)	301,825	301,736	(5,685)	(9,956)
Santander FI SBAC	64,076	-	(950)	-
Ipanema Empreendimentos e Participações	366	-	(134)	-
Outros	(1,523)	597	-	(343)
Total	2,001,698	1,896,692	(83,286)	(89,583)

25. Operational Ratios

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As required by Resolution CMN 4,193/2013, the requirement for PR in 2016 was 10.5%, composed of 9.875% of Reference Equity Minimum plus 0.625% of Capital Conservation Additional. Considering this additional, PR Level I increased to 6.625% and Minimum Principal Capital to 5.125%.

For the base year 2017, the PR requirement remains at 10.5%, including 9.25% of Minimum of Reference Equity and a further 1.25% of Capital Conservation Additional. The PR Level I reaches 7.25% and the Principal Capital Minimum 5.75%.

As a continuation the adoption of the rules established by CMN Resolution 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution 4,280/2013.

The index is calculated on a consolidated basis based on the information of Consolidated Prudential, as shown below:

			03/31/2018	12/31/2017
Tier I Regulatory Capital			57,799,307	56,386,001
Principal Capital			53,590,190	52,196,893
Supplementary Capital (Note 21)			4,209,117	4,189,108
Tier II Regulatory Capital (Note 21)			4,197,563	4,250,447
Regulatory Capital (Tier I and II)			61,996,870	60,636,448
Credit Risk (1)			336,104,953	324,696,458
Market Risk (2)			32,467,965	25,857,109
Operational Risk			37,372,300	32,579,126
Total RWA (3)			405,945,218	383,132,693
Basel I Ratio			14.24	14.72
Basel Principal Capital			13.20	13.62
Basel Regulatory Capital			15.27	15.83

(1) Exposures to credit risk subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, dated March 4, 2013 and its subsequent complements through the wording of Circular Bacen 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.

(2) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (RWAjur2), price indexes (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified as trading portfolios (RWAacs), and portions for gold exposure and foreign currency transactions subject to foreign exchange (RWAcam).

(3) Risk Weighted Assets.

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and  Risk Weighted Assets. A report with further details of the structure and methodology will be disclosed on the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index. The Bank is in compliance with the requirements aforementioned.

26. Related Parties

a) Key Management Personnel Compensation

The Board of Directors' meeting, held on March 27, 2018  approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$300,000 for the 2018 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal will be object of deliberation in the Ordinary General Assembly (AGO) to be held on April 27, 2018.

The Bank, likewise Banco Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs-tied to the performance of the market price of its shares, based on the achievement of certain goals (Note 35.f).

a.2) Short Term Benefits

The table below shows the salary of Board of Directors and Executive Board:

	01/01 to	01/01 to
	03/31/2018	03/31/2017
Fixed Compensation	22,051	20,255
Variable Compensation	20,245	39,802
Others	17,016	3,024
Total Short-Term Benefits	59,312	63,082
Shares Based Payments	17,927	13,045
Total Long-Term Benefits	17,927	13,045
Total (1)	77,239	76,127

(1) Refers to the amount paid by Banco Santander and its subsidiaries to their Managers for positions they hold at Banco Santander and other companies in the Conglomerate Santander.

Additionally, in the first quarter of 2018, charges were collected on Management compensation in the amount of R$9,138 (2017 - R$10,450).

b) Contract Termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily by the employee does not give right to any financial compensation.

c) Lending Operations

The current law prevents the Bank to grant loans or advances to:

I - officers, members of the Board of Directors and Audit Committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities that holds more than 10% of Banco Santander´s share capital;

III - legal entities in which Banco Santander holds more than 10% of its share capital;

IV - legal entities in which any of the officers, members of the Board of Directors and Audit Committee, as well as their spouses or relatives up to the second degree, hold more than 10% of the share capital.

d) Ownership Interest

The table below shows the direct interest (common and preferred shares):

						Shares in Thousands
	03/31/2018
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V.(1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	4,010	0.1%	4,015	0.1%	8,025	0.1%
Directors (*)	4,578	0.1%	4,578	0.1%	9,156	0.1%
Others	368,054	9.6%	395,853	10.8%	763,907	10.2%
Total Outstanding	3,815,862	99.9%	3,677,003	99.9%	7,492,865	99.9%
Treasury Shares	2,833	0.1%	2,833	0.1%	5,666	0.1%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	371,114	9.7%	398,919	10.8%	770,033	10.2%

						Shares in Thousands
	12/31/2017
				Preferred	Total
		Common Shares	Preferred	Shares	Total	Shares
Stockholders'	Common Shares	(%)	Shares	(%)	Shares	(%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
GES (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Banco Santander, S.A. (1)	521,964	13.6%	519,268	14.1%	1,041,232	13.9%
Employees	3,551	0.1%	3,556	0.1%	7,107	0.1%
Members of the Executive Board	4,016	0.1%	4,016	0.1%	8,032	0.1%
Others	366,063	9.6%	393,862	10.7%	759,925	10.1%
Total Outstanding	3,812,850	99.8%	3,673,991	99.8%	7,486,841	99.8%
Treasury Shares	5,845	0.2%	5,845	0.2%	11,690	0.2%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	369,614	9.7%	397,418	10.8%	767,032	10.2%

(1) Companies of the Santander Spain Group.

(2) Composed of Officials and Others.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d.1) Qatar Holding LLC's Public Offering

On April 11, 2017, Banco Santander Brasil informed its stockholders and the market in general, in furtherance of the material facts disclosed on March 28, 2017 and April 6, 2017, the settlement of the secondary public offering for the distribution of eighty million (80,000,000) Units issued by Banco Santander Brasil and held by Qatar Holding LLC (Selling Stockholder), including in the form of American Depositary Shares (ADSs), allocating twenty-two million (22,000,000) Units for the Brazilian offering and fifty-eight million (58,000,000) ADSs for the international offering. The price per Unit was set at twenty-five reais (R$25.00), resulting on a total amount of two billion reais (R$2,000,000,000.00). Additionally, the amount of Units of the international offering initially offered was increased by an additional batch of twelve million (12,000,000) Units, exclusively in the form of ADSs also held by the Selling Stockholder.

e) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified by the policy to take effect  in view of the interests of Banco Santander and its stockholders. The policy defines the power to approve certain transactions by the Board of Directors. The planned rules also apply to all employees and officers of Banco Santander and its subsidiaries.

Operations and charges for services with related parties are carried out in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and do not entail greater risk than the normal collection or have other disadvantages.

The main transactions and balance are as follows:

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2018	03/31/2018	12/31/2017	03/31/2017
Cash	283,675	-	523,801	-
Banco Santander Espanha (2)	257,591	-	519,543	-
Banco Santander (México), S.A. (4)	24,748	-	1,348	-
Banco Santander Totta, S.A. (4)	1,153	-	2,733	-
Others	183	-	177	-
Interbank Investments	52,931,537	1,101,938	53,590,339	1,101,455
Aymoré CFI (3)	35,221,463	771,221	33,802,456	802,026
Banco Santander Espanha (1) (2)	2,778,956	27,277	7,384,336	20,063
Banco PSA (3)	1,109,720	17,011	1,112,049	27,947
Banco RCI Brasil S.A. (3)	1,957,451	26,079	1,189,751	20,311
Banco Bandepe (3)	1,252,328	17,431	848,896	-
Olé Consignado (3)	10,611,619	242,919	9,252,851	231,108
Securities	17,070,227	380,819	31,379,028	2,013,939
Santander Leasing (3)	17,070,227	380,819	31,379,028	2,013,939
Derivatives Financial Instruments - Net	185,726	(160,342)	(98,311)	(346,286)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana) (4)	349,228	4,969	165,743	(368,204)
Abbey National Treasury Services Plc (Abbey National Treasury)(4)	(66,497)	4,300	(71,672)	2,387
Banco Santander Espanha (2)	(92,548)	(139,295)	(196,333)	(72,486)
Santander FI Amazonas (3)	7,683	111	(712)	2,244
Santander FI Hedge Strategies (3) (Note 2)	209,599	63,070	113,676	(114,403)
Santander FI Diamantina (3)	(221,739)	(93,497)	(109,013)	204,176
Interfinancial Relations	7,295,042	130	6,739,129	-
Getnet S.A. (Note 12) (3) (8)	7,283,691	-	6,739,129	-
Santander Leasing (3)	11,351	130	-	-
Loan Operations	-	647	-	151
Cibrasec (5)	-	647	-	151
Dividends and Bonuses Receivables	-	-	526,305	213
Aymoré CFI (3)	-	-	80,750	-
Santander Leasing (3)	-	-	267,152	-
Banco RCI Brasil S.A. (3)	-	-	12,207	-
Santander CCVM (3)	-	-	402	-
Banco Bandepe (3)	-	-	119,000	-
Getnet S.A. (3)	-	-	46,794	-
Diversos	-	-	-	213
Trading Account	172,882	152	480,736	579
Abbey National Treasury (4)	66,410	83	71,751	133
Banco Santander Espanha (2)	106,472	69	408,985	446
Foreign Exchange Portfolio - Net	177,474	63,969	726	42,095
Banco Santander Espanha (2)	177,474	63,969	726	42,095

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2018	03/31/2018	12/31/2017	03/31/2017
Income Receivable	898,533	460,247	899,619	-
Zurich Santander Brasil Seguros e Previdência S.A. (11)	898,533	403,498	899,619	-
Zurich Santander Brasil Seguros S.A. (11)	-	56,749	-	-
Receivables from Affiliates	311,139	231,837	1,451,546	617,778
Zurich Santander Brasil Seguros e Previdência S.A. (11)	-	-	-	354,655
Zurich Santander Brasil Seguros S.A. (11)	-	-	-	60,169
Santander Capitalização S.A. (3)	19,996	65,501	18,914	65,592
Aymoré CFI (3)	-	118,069	-	100,746
Santander CCVM (3)	-	18,827	-	25,182
Santander Leasing (3)	-	442	-	599
Santander Serviços (3) (8)	-	-	-	4,762
Santander Microcrédito (3) (9)	-	-	-	2,067
Santander Brasil Consórcio (3)	230	2,295	131	1,049
Santander Corretora de Seguros (3)	-	9,324	-	250
Getnet S.A. (3) (7)	289,264	14,398	1,431,004	455
Others	1,649	2,981	1,497	2,252
Other Receivables - Others	8,871	15,005	10,444	6,180
Banco Santander Espanha (2)	5,625	6,972	5,243	-
Santander Capitalização S.A. (3)	2,738	-	4,742	1,611
Banco Santander International (4)	-	5,416	-	3,658
Santander Securities Services Brasil DTVM S.A. (4)	-	316	-	316
Others	508	2,301	459	595
Deposits	(8,537,147)	(269,147)	(29,962,477)	(1,965,335)
Santander Leasing (3)	(216,711)	(107,341)	(22,084,813)	(1,750,797)
Banco Santander Espanha (2)	(353,073)	(2,213)	(157,814)	-
Aymoré CFI (3)	(3,184,337)	(87,797)	(3,140,522)	(92,157)
Banco Bandepe (3)	-	-	-	(18,116)
Zurich Santander Brasil Seguros e Previdência S.A. (11)	(31,073)	-	(55,935)	-
Zurich Santander Brasil Seguros S.A. (11)	(991)	-	(2,760)	-
Santander Brasil Gestão de Recursos Ltda. (4)	(48,100)	(1,271)	(32,334)	(2,211)
Sancap (3)	(10,092)	(198)	(14,774)	(476)
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A (Santander Brasil Asset) (4)	(15,141)	(276)	(16,766)	(380)
Webmotors S.A. (13)	(3,085)	-	(9,798)	(2,032)
Fundo de Investimento Santillana (4)	(1,742,345)	(29,224)	(1,543,752)	(61,068)
Isban Brasil S.A. (4)	-	-	(20,893)	(501)
Santander Brasil Tecnologia S.A. (current denomination of Produban Serviços de Informática S.A.) (3) (12)	(16,344)	(53)	(34,410)	(417)
Banco RCI Brasil S.A. (3)	(36,369)	(1,259)	(47,423)	(520)
Santander Microcrédito (3) (9)	-	-	-	(130)
Santander Corretora de Seguros (3)	(108,655)	(1,690)	(108,443)	(21,910)
Santander Securities Services Brasil DTVM S.A. (4)	(320,925)	(5,764)	(300,074)	(6,697)
Santander Brasil Consórcio (3)	(6,040)	(1,063)	(72,374)	(3,450)
Santander FI Hedge Strategies (3) (Note 2)	(2,216,422)	(28,475)	(2,051,476)	-
Santander Capitalização S.A. (3)	(4,022)	-	(2,801)	-
Santander CCVM (3)	(3,666)	-	(1,288)	(588)
Santander Securities Services Brasil Participações S.A. (4)	(71,386)	(1,119)	(71,947)	(1,864)
Super Pagamentos (3)	(61,109)	(684)	(91,570)	(780)
Santander Holding Imobiliária S.A. (3) (14)	(374)	-	(43)	(664)
Getnet S.A. (3)	(27,358)	-	(52,889)	-
Others	(59,529)	(720)	(47,578)	(577)

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2018	03/31/2018	12/31/2017	03/31/2017
Repurchase Commitments	(19,776,476)	(327,460)	(12,914,370)	(465,992)
Fundo de Investimento Santillana (4)	-	(579)	(168,944)	(130,454)
Getnet S.A. (3)	-	-	-	(9,097)
Santander FI Amazonas (3)	(141,077)	(3,763)	(326,246)	(1,562)
Santander FI Financial (3)	(8,270,453)	(156,231)	(10,815,781)	(298,879)
Santander Leasing (3)	(9,811,207)	(137,875)	-	(2,000)
Banco Bandepe (3)	(60,551)	(866)	(61,436)	(1,518)
Olé Consignado (3)	(3,300)	(10)	(13,301)	(595)
Santander CCVM (3)	(18,222)	(274)	(17,104)	(314)
Santander FI SBAC (3)	(639,328)	(14,147)	(725,427)	(593)
Santander FI Guarujá (3)	(61,808)	(2,143)	(83,947)	(5,392)
Santander FI Diamantina (3)	(126,250)	(1,328)	(58,635)	(2,802)
Banco PSA (3)	-	-	-	(9,718)
Santander Finance Arrendamento Mercantil (3)	(332,199)	(5,346)	(334,819)	-
Santander FI Unix (3)	(312,081)	(4,895)	(308,381)	(3,021)
Others	-	(3)	(349)	(47)
Borrowings and Onlendings	(2,868,624)	-	(1,299,775)	-
Banco Santander Espanha (2)	(1,721,287)	-	(187,493)	-
Banco Santander S.A. (Uruguay) (4)	(3,777)	-	(1,466)	-
Santander Brasil EFC (3)	(1,143,212)	-	(1,110,816)	-
Banco Santander Totta, S.A. (4)	(348)	-	-	-
Dividends and Bonuses Payables	(457,047)	-	(3,993,952)	-
Banco Santander Espanha (2)	(71,144)	-	(620,264)	-
Sterrebeeck B.V. (2)	(241,136)	-	(2,108,086)	-
GES (2) (4)	(144,638)	-	(1,264,470)	-
Banco Madesant - Sociedade Unipessoal, S.A. (Banco Madesant) (4)	(129)	-	(1,132)	-
Payables from Affiliates	(52,106)	(145,832)	(11,171)	(118,857)
Produban Servicios Informáticos Generales, S.L. (Produban Servicios) (4)	(9,671)	(10,530)	(905)	(7,879)
Isban Brasil S.A. (4)	-	-	-	(29,386)
Santander Brasil Tecnologia S.A. (current denomination of Produban Serviços de Informática S.A.) (3) (12)	(17,382)	(74,618)	-	(46,869)
Ingenieria de Software Bancário, S.L. (Ingeniería) (2)	(12,772)	(12,862)	-	(7,500)
Santander Microcrédito (3) (11)	-	-	-	(10,131)
Santander Corretora de Seguros (3)	(5,343)	(15,221)	(4,894)	-
Banco Santander Espanha (2)	(2,046)	(15,137)	(430)	-
Getnet S.A. (3)	(1,516)	(5,665)	(1,867)	(6,205)
Santander Securities Services Brasil DTVM S.A. (4)	(3,123)	(11,642)	(2,936)	(9,999)
Others	(253)	(157)	(139)	(888)
Debt Instruments Eligible to Compose Capital	(7,953,472)	(104,979)	(7,977,576)	(54,978)
Banco Santander Espanha (2) (6)	(7,953,472)	(104,979)	(7,977,576)	(54,978)
Donations	-	(3,900)	-	(3,500)
Fundação Sudameris	-	(3,900)	-	(3,500)

			Bank
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2018	03/31/2018	12/31/2017	03/31/2017
Other Payables - Others	(41,287)	(243,840)	(32,917)	(221,469)
Banco Santander Espanha (2)	-	(843)	-	(1,442)
Isban Brasil S.A. (4)	-	-	-	(79,945)
TecBan (13)	-	(69,876)	-	(63,686)
Ingeniería (2)	-	(9,145)	-	(9,827)
Santander Brasil Tecnologia S.A. (current denomination of Produban Serviços de Informática S.A.) (3) (12)	-	(82,066)	-	(9,075)
Produban Servicios (4)	-	(409)	-	(409)
Aquanima Brasil Ltda. (4)	-	(6,634)	-	(6,411)
Zurich Santander Brasil Seguros e Previdência S.A. (4) (11)	(11,874)	-	(11,874)	-
Getnet S.A. (3)	(25,514)	(71,223)	(17,217)	(33,533)
Santander Securities Services Brasil DTVM S.A. (4)	(3,899)	(1,921)	(3,826)	(14,807)
Others	-	(1,723)	-	(2,334)

			Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2018	03/31/2018	12/31/2017	03/31/2017
Cash	409,978	-	591,790	-
Banco Santander Espanha (2)	383,894	-	587,532	-
Banco Santander (México), S.A. (4)	24,748	-	1,348	-
Banco Santander Totta, S.A. (4)	1,153	-	2,733	-
Others	183	-	177	-
Interbank Investments	2,778,956	27,289	7,384,336	20,064
Banco Santander Espanha (1) (2)	2,778,956	27,289	7,384,336	20,064
Derivatives Financial Instruments - Net	291,348	(141,777)	(29,843)	(477,117)
Fundo de Investimento Santillana (4)	349,228	4,969	165,743	(368,204)
Abbey National Treasury (4)	(66,497)	4,300	(71,672)	2,387
Banco Santander Espanha (2)	8,617	(151,046)	(123,914)	(111,300)
Credit Operations	-	647	-	151
Cibrasec (5)	-	647	-	151
Trading Account	172,882	43,009	480,736	64,800
Banco Santander Espanha (2)	106,472	42,926	408,985	64,800
Abbey National Treasury (4)	66,410	83	71,751	-
Foreign Exchange Portfolio - Net	177,474	63,969	726	42,095
Banco Santander Espanha (2)	177,474	63,969	726	42,095
Dividends and Bonuses Receivables	9,661	-	9,846	-
Webmotors S.A (13)	9,661	-	9,846	-
Income Receivable	930,918	646,537	925,835	-
Zurich Santander Brasil Seguros e Previdência S.A. (11)	930,918	572,531	925,835	-
Zurich Santander Brasil Seguros S.A. (11)	-	74,006	-	-
Receivables from Affiliates	1,995	2,936	1,497	493,402
Zurich Santander Brasil Seguros e Previdência S.A. (11)	-	1,861	-	60,169
Zurich Santander Brasil Seguros S.A. (11)	-	-	-	432,083
Isban Mexico, S.A. de C.V. (2)	122	-	-	-
Ingeniería de Software Bancario, S.L. (2)	192	-	-	-
Santander Securities Services Brasil DTVM S.A. (4)	-	874	-	-
Others	1,681	201	1,497	1,150
Other Receivables - Others	5,715	16,508	5,323	4,164
Banco Santander Espanha (2)	5,715	6,972	5,323	(110)
Banco Santander International (4)	-	5,416	-	3,658
Santander Securities Services Brasil DTVM S.A. (4)	-	1,580	-	-
Banco Santander - Chile	-	339	-	-
Santander Participações (3)	-	267	-	-
Others	-	1,934	-	616

			Consolidated
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2018	03/31/2018	12/31/2017	03/31/2017
Deposits	(2,731,762)	(40,582)	(2,293,300)	(75,248)
Banco Santander Espanha (2)	(467,249)	(2,213)	(200,445)	-
Zurich Santander Brasil Seguros S.A. (11)	(991)	-	(2,760)	-
Zurich Santander Brasil Seguros e Previdência S.A. (11)	(31,073)	-	(55,935)	-
Isban Brasil S.A. (4)	-	(90)	(20,893)	(501)
Santander Brasil Tecnologia S.A. (current denomination of Produban Serviços de Informática S.A.) (3) (12)	-	(215)	(34,410)	(417)
Santander Brasil Gestão de Recursos Ltda. (4)	(48,100)	(1,271)	(32,334)	(2,211)
Fundo de Investimento Santillana (4)	(1,742,345)	(29,224)	(1,543,752)	(61,068)
Santander Brasil Asset (4)	(15,141)	(276)	(16,766)	(380)
Santander Securities Services Brasil DTVM S.A. (4)	(320,925)	(5,764)	(300,074)	(6,697)
Santander Securities Services Brasil Participações S.A. (4)	(71,386)	(1,119)	(71,947)	(1,864)
Gestora de Inteligência de Crédito (5)	(27,846)	(371)	-	-
Webmotors S.A. (13)	(3,085)	-	(9,798)	(2,032)
Others	(3,621)	(40)	(4,186)	(78)
Repurchase Commitments	-	(579)	(168,944)	(130,454)
Fundo de Investimento Santillana (4)	-	(579)	(168,944)	(130,454)
Borrowings and Onlendings	(1,725,064)	-	(188,959)	-
Banco Santander Espanha (2)	(1,721,287)	-	(187,493)	-
Banco Santander S.A. (Uruguay) (4)	(3,777)	-	(1,466)	-
Dividends and Bonuses Payables	(457,047)	-	(3,993,952)	-
Sterrebeeck B.V. (2)	(241,136)	-	(2,108,086)	-
GES (2) (4)	(144,638)	-	(1,264,470)	-
Banco Santander Espanha (2)	(71,144)	-	(620,264)	-
Banco Madesant (4)	(129)	-	(1,132)	-
Payables from Affiliates	(30,161)	(87,497)	(6,676)	(104,401)
Banco Santander Espanha (2)	(3,588)	(15,041)	(2,051)	(2)
Produban Servicios (4)	(9,671)	(10,822)	(905)	(8,210)
Isban Brasil S.A. (4)	-	(3,979)	-	(31,160)
Santander Brasil Tecnologia S.A. (current denomination of Produban Serviços de Informática S.A.) (3) (12)	-	-	-	(46,917)
Ingeniería (2)	(12,772)	(13,716)	-	(7,500)
Santander Brasil Asset (4)	(66)	(450)	(69)	(444)
Santander Securities Services Brasil DTVM S.A. (4)	(3,123)	(11,642)	(2,936)	(9,999)
Zurich Santander Brasil Seguros e Previdência S.A. (11)	(426)	-	-	-
Others	(515)	(796)	(715)	(169)
Debt Instruments Eligible to Compose Capital	(7,953,472)	(104,979)	(7,977,576)	(54,978)
Banco Santander Espanha (2) (6)	(7,953,472)	(104,979)	(7,977,576)	(54,978)
Donations	-	(4,810)	-	(4,854)
Santander Cultural	-	(750)	-	(1,004)
Fundação Sudameris	-	(3,900)	-	(3,500)
Fundação Santander	-	(160)	-	(350)
Other Payables - Other	(32,363)	(125,180)	(31,157)	(197,602)
Banco Santander Espanha (2)	-	(844)	-	(1,442)
Isban Brasil S.A. (4)	-	(26,720)	-	(83,476)
Santander Brasil Tecnologia S.A. (current denomination of Produban Serviços de Informática S.A.) (3) (12)	-	(5,435)	-	(9,513)
Ingeniería (4)	-	(9,145)	-	(9,896)
Produban Servicios (4)	-	(409)	-	(8,288)
Aquanima Brasil Ltda. (4)	-	(6,634)	-	(6,411)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	(28,462)	(4,458)	(27,325)	-
Santander Securities Services Brasil DTVM S.A. (4)	(3,899)	(1,921)	(3,826)	(14,807)
TecBan (13)	-	(69,876)	-	(63,686)
Others	(2)	(187)	(6)	(83)

(1) Refers to investments in foreign currency (overnight) with maturity on April 2, 2018 and interest rates of 1.68% p.a. (12/31/2017 - with maturity on January 2, 2018 and interest rates of 1.43% p.a.) maintained by the Banco Santander Brasil and its Grand Cayman Branch.

(2) Controller - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1 and 26.d), through its subsidiary GES and Sterrebeeck B.V.

(3) Direct or indirect controlled by Banco Santander.

(4) Direct or indirect controlled by Banco Santander Espanha.

(5) Jointly Controlled - Banco Santander.

(6) Refers to the portion acquired by the Controller with the PR Optimization Plan carried out in the first half of 2014.

(7) Corresponds to receivable values related to the Acquiring business.

(8) Incorporated company on November 30, 2017 (Note 15 e 37.e).

(9) Incorporated company on August 31, 2017 (Note 15 e 37.e).

(10) Incorporated company on September 29, 2017 (Note 15 e 37.e).

(11) Significant Influence of Banco Santander Espanha.

(12) Company acquired on February 28, 2018, on the same date, Produban Serviços de Informática S.A. was changed to Santander Brasil Tecnologia S.A. (Note 37.f).

(13) Jointly Controlled - Santander Corretora de Seguros.

27. Income from Services Rendered and Banking Fees

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Asset Management	196,479	232,841	251,567	262,960
Checking Account Services	794,841	643,640	797,608	653,643
Lending Operations and Income from Guarantees Provided	287,044	273,933	385,526	370,145
Lending Operations	130,534	125,278	229,016	221,491
Income Guarantees Provided	156,510	148,655	156,510	148,654
Insurance Fees	529,668	480,483	662,103	587,924
Cards (Debit and Credit) and Acquiring Services	855,402	736,999	1,340,168	1,143,016
Collection	372,107	345,143	373,357	348,361
Placement of Securities, Custody and Brokerage	120,542	146,129	161,538	178,785
Others	67,504	34,404	162,400	164,156
Total	3,223,587	2,893,572	4,134,267	3,708,990

28. Personnel Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Compensation	925,206	1,010,010	1,022,260	1,107,068
Charges	404,705	367,285	445,149	400,549
Benefits	331,709	330,467	361,630	355,371
Training	10,297	7,939	11,243	8,925
Others	2,314	4,831	2,323	9,223
Total	1,674,231	1,720,532	1,842,605	1,881,136

29. Other Administrative Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Depreciation and Amortization (1)	487,637	823,931	617,341	945,906
Outsourced and Specialized Services	416,274	535,095	515,193	631,124
Communications	97,220	100,199	103,571	110,447
Data Processing	488,158	392,283	518,070	427,584
Advertising, Promotions and Publicity	82,183	55,538	99,417	66,364
Rentals	175,116	180,570	180,616	185,064
Transportation and Travel	33,010	34,612	40,352	42,344
Financial System Services	60,327	53,379	78,313	68,307
Security and Money Transport	153,914	149,368	154,275	149,685
Asset Maintenance and Upkeep	58,543	55,724	59,471	57,012
Water, Electricity and Gas	48,223	49,221	49,322	50,370
Materials	12,674	11,838	13,298	12,648
Others	88,137	87,551	136,649	137,452
Total	2,201,416	2,529,309	2,565,888	2,884,307

(1) Includes goodwill amortization of R$12,872 (2017 - R$405,597) in the Bank and  R$69,372 (2017 - R$455,660) in the Consolidated, held on time, length and proportion of the projected results which are subject to annual verification (Note 17). The amortization of Banco Real's acquisition goodwill was completed in October 2017, which was the principal goodwill amortized.

30. Tax Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Cofins (Contribution for Social Security Financing) (1)	444,687	527,157	580,016	637,630
ISS (Tax on Services)	148,300	112,015	196,132	134,142
PIS (Tax on Revenue) (1)	72,262	85,663	102,427	111,080
Others (2)	48,354	78,702	69,308	117,392
Total	713,603	803,537	947,883	1,000,244

(1) Includes the constitution of deferred taxes assets PIS and Cofins on adjustment to market value of securities and derivative financial instruments.

(2) Includes provisions updates for PIS and Cofins of Law 9,718/1998.

31. Other Operating Income

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Net Income Pension and Capitalization	-	-	94,016	88,361
Reversal of Operating Provisions - Fiscal (Note 23.c) (1)	10,536	116,105	897	61,358
Reversal of Provision for Financial Guarantees Provided (Note 22)	86,797	49,867	86,797	49,867
Monetary Adjustment of Escrow Deposits	107,068	106,082	140,595	149,654
Recoverable Taxes	37,880	69,645	51,015	91,722
Recovery of Charges and Expenses	314,240	276,757	244,409	208,606
Monetary Variation	-	307,575	134	308,256
Others (2)	420,843	18,581	457,682	254,772
Total	977,364	944,612	1,075,545	1,212,596

(1) On March 31, 2018, includes the amount of R$51,215 in the Bank and R$52,606 in the Consolidated referring to the program of installments and cash payment of tax and social security debts established by MP 783/2017 and reissues (Note 23.c).

32. Other Operating Expenses

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Operating Provisions
Labor (Note 23.c)	152,609	387,735	162,381	401,105
Civil (Note 23.c)	91,552	169,963	111,288	183,879
Credit Cards (2)	457,852	373,759	477,275	398,190
Actuarial Losses - Pension Plan (Note 35.a)	63,990	48,542	64,663	47,922
Monetary Losses	330	612	1,049	2,077
Legal Fees and Costs	38,248	33,320	43,720	37,084
Serasa and SPC (Credit Reporting Agency)	14,627	14,192	14,988	15,097
Brokerage Fees	16,213	13,625	21,100	16,731
Commissions	108,606	57,464	391,628	266,894
Impairment	-	21,774	-	21,774
Others (1) (3) (4)	688,576	887,684	983,992	1,144,346
Total	1,632,603	2,008,670	2,272,084	2,535,099

(1) Includes, mainly, monetary restatement on provisions for judicial and administrative proceedings and legal obligations, provisions for the benefit guarantee fund and other provisions.

(2) In 2017, includes exchange variation revenue in the amount of R$4,810 in the Bank and Consolidated.

(3) Includes revenues of exchange variation in the amount of R$4,764 (2017 - expenses of R$4,412) in the Bank and R$426 (2017 - expenses of R$60,707) in the Consolidated.

(4) On March 31, 2018, includes the amount of R$1,851 in the Bank and R$2,041 in the Consolidated referring to the program of installments and cash payment of tax and social security debts established by MP 783/2017 and reissues.

33. Non-Operating Income

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Result on sale of Investments (1)	-	3,157	6,265	1,238
Result on Sale of Other Assets	1,705	(1,567)	(2,979)	(1,498)
Reversal (Recognition) of Allowance for Losses on Other Assets (2)	(3,675)	(49,214)	681	(114,374)
Expense on Assets Not in Use	(4,986)	(3,667)	(5,021)	(3,941)
Gains (Losses) of Capital	582	(1,557)	620	(2,982)
Other Income (Expenses)	8,601	56,612	12,989	53,157
Total	2,227	3,764	12,555	(68,400)

34. Income Tax and Social Contribution

		Bank		Consolidated
	01/01 to	01/01 to	01/01 to	01/01 to
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Income Before Taxes on Income and Profit Sharing	4,284,672	3,595,852	4,854,246	4,078,499
Profit Sharing (1)	(438,265)	(296,627)	(466,304)	(319,190)
Interest on Capital	(600,000)	-	(600,000)	-
Unrealized Income	-	-	330	(107)
Income Before Taxes	3,246,407	3,299,225	3,788,272	3,759,202
Total Income and Social Contribution Tax at the Rates of 25% and 20%, Respectively (4)	(1,460,883)	(1,484,651)	(1,704,722)	(1,691,641)
Equity in Subsidiaries (2)	270,566	209,419	1,132	2,304
Nondeductible Expenses, Net of Non-Taxable Income	66,316	86,083	79,322	98,849
Exchange Variation - Foreign Branches	92,749	(474,865)	92,749	(474,865)
Income and Social Contribution Taxes on Temporary Differences and Tax Losses from Previous Exercises	(66,364)	460,243	(59,411)	460,243
Effects of Change in Rate of CSLL (3)	-	-	41,485	32,517
Other Adjustments Social Contribution Taxes 5% (4)	80,044	(278,033)	69,102	(294,431)
Other Adjustments, Including Profits Provided Abroad	(10,079)	10,141	(4,580)	21,753
Income and Social Contribution Taxes	(1,027,651)	(1,471,663)	(1,484,923)	(1,845,271)

(1) The basis of calculation is the net income, after IR and CSLL.

(2) As a result of equity in subsidiaries are not included interest on capital received and receivable.

(3) Effect of rate differences for the other non-financial companies, which the social contribution tax rate is 9%.

(4) Temporary rate increase of CSLL from September 2015 to December 2018 (Note 3.s).

Foreign Exchange Hedge of the Grand Cayman Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates a branch in the Cayman Islands and a subsidiary called Santander Brazil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” (independent subsidiary in Spain) which are used mainly to raise funds in the capital and financial markets, providing credit lines that are extended to customers for trade-related financings and working capital (Note 14).

To protect the exposures to foreign exchange rate variations, the Bank uses derivatives and international funding. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives are to protect the after-tax results.

Tax treatment distinct from such exchange rate differences results in volatility in "Operating Income before Taxation" and in the caption "Income Taxes". Following are the effects of the operations carried out, as well as the total effect of the Currency Hedge for the three-month period ended March 31, 2018 and 2017:

			01/01 to	01/01 to
R$ Million			03/31/2018	03/31/2017
Result generated by the exchange rate variations on the Bank's investment in the Cayman and EFC Agency			184	(1,066)
Result generated by derivative contracts used as hedge			(351)	2,033
Tax effect of derivative contracts used as hedge - IR/CS			151	(872)
Tax effect of derivative contracts used as hedge - PIS/COFINS			16	(95)

35. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed pension entities for the purpose of granting pensions and supplementary pensions over those granted by the Social Security, as defined in the basic regulations of each plan.

I) Banesprev

Plan I: defined benefit plan fully sponsored by Banco Santander, it covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. This plan is closed to new entrants since March 28, 2005.

Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC - Superintendence of Pension Funds, due to deficit in the plan. This plan is closed to new entrants since June 3, 2005.

Plan V: defined benefit plan fully sponsored by Banco Santander, it covers employees hired until May 22, 1975, closed and paid off.

Supplemental Pension Plan - Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, which its  effective date is January 1, 2000. This plan is closed to new entrants  since April 28, 2000.

Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. This plan receives contributions from the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. This plan is closed to new entrants  since July 23, 2010.

Three plans (DCA, DAB and CACIBAN): complementation of pensions and pensions of former associate employees, arising from the acquisition process of former Banco Meridional, constituted under the defined benefit modality. Closed plans for new accessions prior to the acquisition of Grupo Bozano Simonsen by Banco Santander in November 1999.

Plano Sanprev I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and it is in process of extinction since June 30, 1996.

Plan Sanprev II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. This plan is closed to new entrants  since March 10, 2010.

Plan Sanprev III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contribution freely chosen by participants from 2% of their salary. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. This plan is closed to new entrants since March 10, 2010.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity (EFPC) that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017. At the stage of requesting the process of closure of the operating permit with PREVIC.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is the only structured as Defined Contribution and open to new members, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the first quarter of 2018 was R$21,654 (2017 - R$20,971) in the Bank and R$23,714 (2017 - R$21,371) in the Consolidated.

It has 10 cases of lifetime income with benefits arising from the previous plan.

SBPREV - Santander Brasil Open Pension Plan: as from January 2, 2018, Santander started to offer this new optional supplementary pension plan for new employees hired and for employees who are not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of Santander Brasil Group. This new program includes the PGBL- Free Benefit Generation Plan and VGBL-Free Benefit Generator Life managed by Icatu Seguros, the Open Entity of Complementary Pension Plan, which are open for new accessions, with characteristics similar to SantanderPrevi's plan. the instituting / stipulating companies and the participants in the plans.

The amounts appropriated by the sponsors regarding the plan in the first quarter of 2018 were R$35 at the Bank and in the Consolidated.

Determination of Net Actuarial Assets (Liabilities)

			Bank
			03/31/2018
		Santander-
	Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(20,406,653)	(4,149)	(1,349,265)
Fair Value of Plan Assets	18,426,652	4,502	1,806,540
	(1,980,001)	353	457,275
Being:
Superavit	620,842	353	457,275
Deficit	(2,600,843)	-	-
Amount not Recognized as Assets	453,120	353	455,057
Net Actuarial Asset on December 31, 2017 (Note 12)	167,722	-	2,218
Net Actuarial Liability on December 31, 2017 (Note 22)	(2,600,843)	-	-
Recognized Income (Expenses) on Actuarial Assets (Note 32)	3,458	-	53
Net Actuarial Assets as of March 31, 2018 (Note 12)	171,180	-	2,271
Payments Made on the Actuarial Liabilities	6,791	-	8
Revenues (Expenses) Recorded on the Actuarial Liabilities (Note 32)	(63,827)	(4)	(159)
Net Actuarial Liabilities as of March 31, 2018 (Note 12)	(2,657,879)	(4)	(151)
Other Equity Valuation Adjustments	(3,673,160)	489	1,122
Actual Return on Plan Assets	2,083,333	526	265,169

				Bank
				03/31/2017
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	-	(19,271,793)	(3,300)	(1,255,406)
Fair Value of Plan Assets	-	17,999,621	4,473	1,662,153
	-	(1,272,172)	1,173	406,747
Being:
Superavit	-	502,860	1,173	406,747
Deficit	-	(1,775,032)	-	-
Amount not Recognized as Assets	-	372,398	1,173	406,747
Net Actuarial Asset on December 31, 2016	-	130,462	-	-
Net Actuarial Liability on December 31, 2016	-	(1,775,032)	-	-
Recognized Income (Expenses) on Actuarial Assets (Note 32)	-	2,993	-	-
Net Actuarial Assets as of March 31, 2017		133,455	-	-
Payments Made	-	5,630	-	110
Revenues (Expenses) Recorded (Note 32)	-	(51,425)	-	(110)
Net Actuarial Liabilities as of March 31, 2017		(1,820,827)	-	-
Other Equity Valuation Adjustments	-	(3,063,761)	488	(672)
Actual Return on Plan Assets	-	3,066,623	995	361,089

				Consolidated
				03/31/2018
			Santander-
		Banesprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations		(20,648,194)	(4,149)	(1,349,265)
Fair Value of Plan Assets		18,878,594	4,502	1,806,540
		(1,769,600)	353	457,275
Being:
Superavit		831,243	353	457,275
Deficit		(2,600,843)	-	-
Value Unrecognized as Asset		635,273	353	455,057
Net Actuarial Asset on December 31, 2017 (Note 12)		195,970	-	2,218
Net Actuarial Liability on December 31, 2017 (Note 22)		(2,600,843)	-	-
Acquisition of Isban Brasil S.A. (Note 37.a)		2,524	-	-
Acquisition of Santander Brasil Tecnologia S.A. (Current denomination of Produban Serviços de Informática S.A.) (Note 37.a)		11,412	-	-
Recognized Income (Expenses) on Actuarial Assets (Note 32)		4,416	-	53
Net Actuarial Assets as of March 31, 2018 (Note 12)		214,322	-	2,271
Acquisition of Isban Brasil S.A. (Note 37.a)		(11,131)	-	-
Acquisition of Santander Brasil Tecnologia S.A. (Current denomination of Produban Serviços de Informática S.A.) (Note 37.a)		(12,300)	-	-
Payments Made		6,973	-	7
Revenues (Expenses) Recorded (Note 32)		(64,500)	(4)	(159)
Net Actuarial Liabilities as of March 31, 2018 (Note 12)		(2,681,801)	(4)	(152)
Other Equity Valuation Adjustments		(3,701,232)	489	1,122
Actual Return on Plan Assets		2,136,456	526	265,169

				Consolidated
				03/31/2017
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	-	(19,510,420)	(3,300)	(1,255,406)
Fair Value of Plan Assets	-	18,450,290	4,473	1,662,153
	-	(1,060,130)	1,173	406,747
Being:
Superavit	-	714,902	1,173	406,747
Deficit	-	(1,775,032)	-	-
Value Unrecognized as Asset	-	561,241	1,173	406,747

Net Actuarial Asset on December 31, 2016	-	153,661	-	-
Net Actuarial Liability on December 31, 2016	-	(1,775,032)	-	-
Recognized Income (Expenses) on Actuarial Assets (Note 32)	-	3,620	-	-
Net Actuarial Assets as of March 31, 2017		157,281	-	-
Payments Made	-	5,633	-	110
Revenues (Expenses) Recorded (Note 32)	-	(51,432)	-	(110)
Net Actuarial Liabilities as of March 31, 2017		(1,820,831)	-	-
Other Equity Valuation Adjustments	-	(3,073,095)	488	(672)
Actual Return on Plan Assets	-	3,153,857	995	361,089

Opening of actuarial gains (losses) by experience, financial assumptions and demographic assumptions as of December 31, 2017 and 2016, valid for March 31, 2018 and 2017:

				Bank
				12/31/2017
			Santander-
		Banesprev	previ	Bandeprev
Experience Plan		660,088	(793)	8,312
Changes in Financial Assumptions		(1,448,316)	(219)	(92,500)
Changes in Demographic Assumptions		146	-	-
Gain (Loss) Actuarial - Obligation		(788,082)	(1,012)	(84,188)
Return on Investment, Return Unlike Implied Discount Rate		206,950	66	89,876
Gain (Loss) Actuarial - Asset		206,950	66	89,876
Chance in Irrecoverable Surplus		(40,056)	947	(3,893)

				Bank
				12/31/2016
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Experience Plan	(602,042)	(68,022)	240	(15,871)
Changes in Financial Assumptions	(1,944,759)	(43,885)	(241)	(122,567)
Changes in Demographic Assumptions	(13,211)	8,553	-	(7,761)
Gain (Loss) Actuarial - Obligation	(2,560,012)	(103,354)	(1)	(146,199)
Return on Investment, Return Unlike Implied Discount Rate	1,284,302	68,933	545	194,225
Gain (Loss) Actuarial - Asset	1,284,302	68,933	545	194,225
Chance in Irrecoverable Surplus	87,831	56,733	(543)	(48,539)

				Consolidated
				12/31/2017
			Santander-
		Banesprev	previ	Bandeprev
Experience Plan		678,684	(793)	8,312
Changes in Financial Assumptions		(1,464,969)	(219)	(92,500)
Changes in Demographic Assumptions		146	-	-
Gain (Loss) Actuarial - Obligation		(786,139)	(1,012)	(84,188)
Return on Investment, Return Unlike Implied Discount Rate		180,216	66	89,876
Gain (Loss) Actuarial - Asset		180,216	66	89,876
Chance in Irrecoverable Surplus		(12,744)	947	(3,893)

				Consolidated
				12/31/2016
			Santander-
	Banesprev	Sanprev	previ	Bandeprev
Experience Plan	(613,273)	(68,005)	240	(15,871)
Changes in Financial Assumptions	(1,968,465)	(43,916)	(241)	(122,567)
Changes in Demographic Assumptions	(13,671)	8,660	-	(7,761)
Gain (Loss) Actuarial - Obligation	(2,595,409)	(103,261)	(1)	(146,199)
Return on Investment, Return Unlike Implied Discount Rate	1,325,813	68,863	545	194,225
Gain (Loss) Actuarial - Asset	1,325,813	68,863	545	194,225
Chance in Irrecoverable Surplus	104,096	56,912	(543)	(48,539)

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander as of December 31, 2017 and 2016, valid for March 31, 2018 and 2017:

Plans		Duration (in Years)
	12/31/2017	12/31/2016
Banesprev
Plan I	11.26	11.47
Plan II	11.51	11.42
Plan III	9.03	8.44
Plan IV	13.86	16.34
Plan V	8.82	8.57
Pré-75	9.57	9.29
Meridional DCA, DAB e CACIBAN	6.41/5.82/6.87	6.22/5.56/6.58
Sanprev
Plan I	6.46	6.29
Plan II	10.94	12.87
Plan III	9.46	9.12
Bandeprev
Plan Básico	9.46	9.11
Plan Especial I	6.75	6.54
Plan Especial II	6.61	6.48
SantanderPrevi
SantanderPrevi	7.20	6.59

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000, as defined in the entity's bylaws.

HolandaPrevi’s Retirees (current corporate name of SantanderPrevi): for the health care plan Retirement has lifetime nature and is a closed group. In his termination the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered the continuity of health care plan where the employee pays 70% and the Bank pays 30% of the monthly payment. This rule lasted until December, 2002 and after this period that the employee got terminated with the status Retired Holandaprevi, he pays 100% of the health plan monthly payment.

Former Employees of Banco Real (Retiree by Circulares): it grants entitlement to healthcare to former employee of Banco Real, with lifetime benefit it was granted in the same condition as the active employee, in this case, with the same coverage and plan design.

Eligible only for basic plans and premium apartment, if the beneficiary chooses for the apartment plan he pays the difference between the plans plus the co-participation in the basic plan. Not allowed new additions of dependents. It is subsidized in 90% of the plan.

Bandeprev’s Retirees: health care plan granted to Bandeprev’s retirees as a lifetime benefit, for which Banco Santander is responsible for subsidizing 50% of the benefits of employees retired until November 27, 1998. For whom retired after this date, the subsidy is 30%.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to a small closed group of former directors coming from Banco Sudameris, being 100% subsidized by the Bank.

Free Clinic: health care plan (free clinic) is offered for a lifetime to retirees who have contributed to the Foundation Sudameris for at least 25 years and has difference in default if the user chooses apartment. The plan is only offered in standard infirmary where the cost is 100% of the Foundation Sudameris.

Life Insurance for Banco Real Retirees (Life Insurance): granted for Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees from Foundation Sudameris and the cost is 100% of the retired. It is a closed group.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and fully pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to this retired employees are calculated using actuarial calculations based in the present value of the current cost.

				Bank
		03/31/2018		03/31/2017
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(4,176,476)	(701,551)	(3,557,640)	(555,160)
Fair Value of Plan Assets	3,579,117	-	3,190,984	-
	(597,359)	(701,551)	(366,656)	(555,160)
Being:
Deficit	(597,359)	(701,551)	(366,656)	(555,160)
Net Actuarial Liability (Note 22)	(597,359)	(701,551)	(366,656)	(555,160)
Payments Made	13,855	8,214	13,895	8,420
Revenues (Expenses) Recorded	(15,020)	(16,593)	(25,060)	(14,648)
Other Equity Valuation Adjustments	(603,804)	(213,839)	(345,515)	(89,634)
Actual Return on Plan Assets	619,635	-	1,337,948	-

				Consolidated
		03/31/2018		03/31/2017
	Cabesp	Other Plans	Cabesp	Other Plans
Conciliation of Assets and Liabilities
Present Value of Actuarial Obligations	(4,342,210)	(701,551)	(3,691,329)	(555,160)
Fair Value of Plan Assets	3,721,146	-	3,310,895	-
	(621,064)	(701,551)	(380,434)	(555,160)
Being:
Deficit	(621,064)	(701,551)	(380,434)	(555,160)
Net Actuarial Liability (Note 22)	(621,064)	(701,551)	(380,434)	(555,160)
Payments Made	14,198	8,214	14,224	8,420
Revenues (Expenses) Recorded	(15,845)	(16,593)	(25,840)	(14,648)
Other Equity Valuation Adjustments	(586,155)	(213,839)	(342,555)	(89,635)
Actual Return on Plan Assets	651,971	-	1,384,439	-

Opening of actuarial gains (losses) by experience, financial assumptions and demographic assumptions as of December 31, 2017 and 2016, valid for March 31, 2018 and 2017:

				Bank
		12/31/2017		12/31/2016
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(211,610)	(75,069)	(1,115,634)	36,566
Changes in Financial Assumptions	(318,642)	(49,136)	(440,340)	(81,233)
Changes in Demographic Assumptions	-	-	-	(379)
Gain (Loss) Actuarial - Obligation	(530,252)	(124,205)	(1,555,974)	(45,046)
Return on Investment, Return Unlike Implied Discount Rate	284,416	-	696,589	-
Gain (Loss) Actuarial - Assets	284,416	-	696,589	-
Chance in Irrecoverable Surplus	-	-	366,656	-

				Consolidated
		12/31/2017		12/31/2016
	Cabesp	Other Plans	Cabesp	Others Plans
Experience Plan	(228,327)	(75,069)	(1,153,410)	36,566
Changes in Financial Assumptions	(331,149)	(49,136)	(456,719)	(81,233)
Changes in Demographic Assumptions	-	-	-	(379)
Gain (Loss) Actuarial - Obligation	(559,476)	(124,205)	(1,610,129)	(45,046)
Return on Investment, Return Unlike Implied Discount Rate	333,504	-	718,628	-
Gain (Loss) Actuarial - Obligation	333,504	-	718,628	-
Chance in Irrecoverable Surplus	-	-	380,434	-

The table below shows the duration of the actuarial obligations of the plans sponsored by Banco Santander as of December 31, 2017 and 2016, valid for March 31, 2018 and 2017:

				Duration (in Years)
Plans			12/31/2017	12/31/2016
Cabesp			13.02	12.93
Bandepe			14.47	14.57
Free Clinic			10.88	11.03
Lifelong Directors			8.49	9.12
Circular (1)			12.40 e 10.15	12.91 e 10.05
Life Insurance			7.64	7.68

(1) The duration 12.40X (12/31/2016 - 12.91) refers to the plan of Former Employees of Banco ABN Amro and 10.15 (12/31/2016 - 10.05) to the plane of Former Employees of Banco Real.

c) Management of Plan Assets

The main asset categories as percentage of total assets of the plan as of December 31, 2017 and 2016, valid as of March 31, 2018 and 2017, are as follows:

				Bank/Consolidated
			12/31/2017	12/31/2016
Equity Instruments			4.60%	1.00%
Debt Instruments			94.70%	98.20%
Real Estate			0.40%	0.30%
Others			0.40%	0.50%

d) Actuarial Assumptions Adopted in Calculations

The actuarial assumptions adopted in the calculations as of December 31, 2017 and 2016, valid for March 31, 2018 and 2017, are as follows:

				Bank/Consolidated
		12/31/2017		12/31/2016
	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	9.5%	9.7%	10.9%	10.8%
Rate Calculation of Interest Under Assets to the Next Year	9.5%	9.7%	10.9%	10.8%
Estimated Long-term Inflation Rate	4.0%	4.0%	4.5%	4.5%
Estimated Salary Increase Rate	5.0%	5.0%	5.0%	5.0%
Boards of Mortality	AT2000	AT2000	AT2000	AT2000

e) Sensitivity Analysis

The assumptions regarding rates related to the cost of medical care have a significant effect on the amounts recognized in the income statement. The change of one percentage point in medical care cost rates as of December 31, 2017 and 2016, valid for March 31, 2018 and 2017, would have the following effects:

				Sensibility
		12/31/2017		12/31/2016
	(+) 1.0%	(-) 1.0%	(+) 1.0%	(-) 1.0%
Effect on Current Service Cost and Interest on the Actuarial Liabilities	57,001	(63,510)	58,416	(24,839)
Effect on the Present Value of Obligations	597,410	(665,700)	527,586	(451,242)

f) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors and informed to the Human Resources, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

f.1) Local Program

The long-term incentive plan SOP 2013 was closed in the year 2016, however remains opened for exercise until June 30, 2018, as approved at the EGM of April 29, 2013. In 2018, remains opened the plan for Private Banking segment called the Private Ultra High Long Term Incentive Plan.

(i) Share Purchase Plans

Long-Term Incentive Plan – SOP 2013: It is a call option plan with 3 years of duration. The period for the exercise comprises is between June 30, 2016 to June 30, 2018. The number of Units to be exercised by the participants were determined according to the result of measurement of a performance parameter of the Bank: Total Stockholder Return (TSR) and adjusted by the indicator Return on Assets by Risk (RoRWA), comparison between realized and budgeted in each year. The final result of the plan was 89.61%.

a.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

					SOP2013 (1)
TSR Position					% of Shares Exercisable
1°						100%
2°						75%
3°						50%

(1) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of Return on Risk Weighted Assets (RoRWA).

For the fair value measurement of the plans options the following premises were used:

						SOP 2013
Method of Assessment						Black&Scholes
Volatility						40.00%
Rate of Dividends						3.00%
Vesting Period						3 Years
Average Exercise Time						5 Years
Risk-Free Rate						11.80%
Probability of Occurrence						60.27%
Fair Value for Shares						R$5.96

The average value of shares SANB11 (shares of the Bank in B3 S.A.) on March 31, 2018 was R$29.85 (12/31/2017 - R$28.47).

In the period ended March 31, 2018 and 2017 no "pro rata" expenses per day were recorded related to the Stock Option Certificate (SOP).

					Date of	Date of Expiry
	Number of		Concession	Employees	Commencement	of Exercise
	Units	Exercise Price	Year	Group	Exercise Period	Period
Balance Plans on December 31,2016	1,986,258
Exercised Options (SOP 2013)	(869,247)	12.84	2013	Executives	06/30/2016	06/30/2018
Balance Plans on December 31,2017	1,117,011
	-
Balance Plans on December 31,2018	1,117,011

(ii) Local Long-Term Incentive Plan - Cash

Long-Term Incentive Plan - Private Ultra High: Aims at aligning the interests of Banco Santander and the Participant with the objective, on the one hand, of the growth and profitability of the Private segment and, on the other hand, the recognition of the Participant's contribution. The Plan has as its objective the payment by the Bank to the Participants as Variable Remuneration.

Each participant has a target in Reais, if the indicators are reached, the target will be applied on the reference value, the first, paid in March 2020 and the second in March 2021.

Indicators - Phase 1 (Reference Value)

• BAI of 2017 (Benefit Indicator before Private Ultra High Segment Taxes).

Indicators - Phase 2 (Calculation of Cash Incentive)

• BAI - 50%;

• MOL - 25% (Private Ultra High Segment Net Margin Indicator); and

• AUM - 25% (Assets Under Management Indicator of Private Ultra High Segment).

On March 31, 2018, expenses in the amount of R$2,935 were recorded in the Bank and Consolidated, related to the long-term incentive plan - Private Ultra High.

f.2) Global Program

Long-Term Incentive Policy

In 2014, a share delivery plan called Long-Term Incentive Global Plan CRDIV - Grant 2014 was released. This plan is subject to achievement of performance indicator Total Stockholder Return (TSR) of the Santander Group, comparing the evolution of the Group in this indicator for the main global competitors and the settlement will be in the World Group Santander shares.

In 2016 a stock delivery plan called 2nd Long-Term Incentive Global Plan CRDIV – Grant 2015 was launched.

Global Plan Fair Value

Long-Term Incentive Global Plan CRDIV - Grant 2014

It is considered that the beneficiaries will not leave Banco Santander during the term of each plan. The fair value of the 50% linked to Banco Santander's relative RTA position was calculated, on the grant date, based on the report provided by external evaluators, based on the Monte Carlo valuation model, performing 10 thousand simulations to determine the RTA of each company in the Reference Group, considering the following variables. The results (each representing the delivery of a certain number of shares) are classified in descending order by calculating the weighted average and discounting the value at the risk-free interest rate.

In view of the high correlation between RTA and LPA, it can be considered (in a high percentage of cases) feasible to extrapolate that the RTA value is also valid for LPA. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative LPA position, of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. This valuation is reviewed and adjusted on a yearly basis, since its refers to a non-market condition.

Long-Term Incentive Global Plan CRDIV - Grant 2014
			2 Years	3 Years	4 Years
Future Income Dividend			11.10%	10.80%	9.50%
Expected Volatility			32.70%	34.70%	36.90%
Volatility Comparator			12% -52%	16% - 56%	16% - 52%
Risk-Free Interest Rate			1.70%	2.10%	2.50%
Correlation			0.55	0.55	0.55

The indicator that will be used to measure the achievement of targets will be the comparison of the Total Stockholder Return (RTA) of the Santander Group with the RTA of fifteen (15) leading the Group's global competitors.

The indicator is calculated in two stages: initially for program verification in 2014 and a second time in the annual payment of each installment (2015, 2016 and 2017).

Each executive has a target in Reais, which has been converted into shares of the Santander Group (SAN) for a price of R$19,2893, which will be delivered in installments in the years 2017 and 2018, with a sale restriction of one year after each delivery .

2nd Long-Term Incentive Global Plan CRDIV - Grant 2015

The targets of shares agreed to each participant will be obtained through the application of the coefficients in two stages: initially for eligibility verification (2015-2016) and a second time to calculate the due number of shares (2016, 2017 e 2018).

Indicators - Phase 1

• RTA Versus Competitors; and

• ROTE (Return on Tangible Capital) Bank Versus Budget.

Indicators - Phase 2

• RTA versus Competitors;

• ROTE Bank Versus Budget;

• Employee Satisfaction;

• Customer Satisfaction; and

• Corporate Entailment versus Budget.

Each executive has a target in Reais, which was converted into shares of the Santander Group (SAN) for a price of R$17,473, which will be delivered in 2019, with a restriction of one (1) year after delivery.

			Employees		Date of Expiry of Period
	Number of Shares	Granted Year		Date of Commencement of the Period
1st Long-Term Incentive Global Plan CRDIV - Grant 2014	1,613,057	2014	Executives	Jan/2014	Dec/2017
2nd Long -Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Executives	Jan/2015	Dec/2018
Balance Plans on March 31, 2018	3,388,106

On the first quarter of 2018, pro rata expenses were recorded in the amount of R$1,298 in the Bank and R$1,319 in the Consolidated (2017 - R$1,101 Bank and Consolidated), referring to the costs on the respective dates of the aforementioned cycles, for the total plans Of the Global Program.

Plans do not cause dilution of the capital of the Bank, since they are paid in shares of Banco Santander Spain.

f.3) Referenced Variable Remuneration in Shares

Banco Santander Spain's General Stockholders Meeting, held on June 11, 2010, approved the new policy relating to executive compensation through the payment referenced in variable compensation shares to the Group companies, including Banco Santander. This new policy, with adjustments applicable to Banco Santander, was approved by the Compensation Committee and the Board of Directors on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the Financial Stability Board (FSB) agreed at G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance  and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash or shares payment, as showed below, owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based variable compensation is with in the limits of the overall management compensation approved by Banco Santander's General Ordinary Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three following years to the reference year.

On September 29, 2015, the Board of Directors approved the proposed new incentive plan (deferral) for payment of the variable compensation of directors and certain employees, which was approved in EGM of December 14, 2015.

The approval of the last proposal of the incentive plan (deferral) to pay the variable remuneration of administrators and certain employees occurred on October 25, 2016, as approved in the Extraordinary General Meeting held on December 21, 2016.

This proposal includes certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The variable Banco Santander compensation plan is divided into two programs: (i) Collective Identified and (ii) Collective Unidentified.

i) Collective Identified - Participants of the Executive Committee, Statutory Directors and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares (SANB11). On the period ended on March 31, 2018, we recorded expenses in the amount of R$3,551 (2017 - R$6,881) in the Bank and R$3,131 (2017 - R$6,826) in the Consolidated, regarding the provision of the deferral plan in shares.

ii) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed by 100% of CDI. On the period ended on December 31, 2018, there were recorded expenses of R$16,025 (2017 - R$14,958) in the Bank and R$15,429 (2017 - R$14,958) in the Consolidated.

36. Risk Management Structure

Banco Santander in Brazil follows the model which is based on a prudent risk management and the definition of risk appetite on the part of senior management in view of the local regulator and international best practices, aiming to protect the capital and ensuring the profitability of business.

Types of Risk

Credit Risk

Is the exposure to loss in the case of total or partial default by clients or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The goal is to maintain a risk profile and adequate minimum profitability which compensates the estimated default risk of customers and portfolios, as established by the Executive Committee.

Market Risk

Is the exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks that might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Operational Risk

Is the risk of loss based in inadequacy or failures with process, people, systems and / or from exposure to external events. This definition includes the legal risk associated with the inadequacy or deficiency in contracts signed by the Bank, as well as penalties for non-compliance with legal provisions and damages for third parties arising from the activities developed by the Bank, but excludes those that occur as a consequence of strategic risks. Management and control of operational risk are supported by the model of lines of defense, where roles and responsibilities are assigned to all layers of the organization to the topic of operational risks.

The model allows continuous improvement in the management and control of operational risks, prevention and reduction of losses and risk events, identification of action plans and maintenance of business continuity, converging to the strengthening of the internal control environment.

Compliance Risk

Is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and best banking practices. Compliance risk management has a proactive focus on this risk, policies, implementation of process, including monitoring, training, Consulting, risk assessmente and corporate communication of rules and laws to be applied to each businesses area of the Banco Santander.

Money Laundering and Terrorism Financing Risk

The inherent risk of Money Laundering is associated with the possibility of the Bank be used by your clients for Money Laundering through the contracting of products, services and realization of common or structured ~~transactions~~ involving funds earned from illicit businesses in Brazil and abroad, such as drug trafficking, public corruption, tax evasion and others.

In the case of Terrorism Financing, the risk is related to the performance of transactions or in support of individuals and companies listed on international lists published by the FATF - Financial Action Task Force on Money Laundering, United Nations Organization (UN), European Union, among others, or funds of those people who identify themselves as supporters of extremist groups and for this reason, perform contributions, donations and work in a structured way in order to financially assist the terrorism.

In order to prevent and combat money laundering and terrorist financing, the Bank has an Institutional Governance based on the best practices of control and compliance with the world standards of organisms and authorities in the countries where it operates.

Based on internal and external regulations, the Bank conducts periodic training and aims to train, alert and educate its employees.

Reputational Risk

Reputational risk is defined as the risk of current or potential negative economic impact to the Bank due to damage to the perception of the bank of the part  of employees, customers, stockholders/investors and the wider community.

Social and Environmental Risk

Banco Santander’s Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes principles and guidelines, and consolidates specific policies and procedures for social and environmental practices used in business and stakeholder relations, including risk management, impacts and opportunities. Santander has a statutory executive responsible for ensuring that this policy is being followed. The PRSA was reviewed in 2016 and continues to be a driver of social and environmental management.

With purpose of complying the commitments assumed in the PRSA, instances, tools and processes of socio-environmental risk management are maintained as part of the governance. In this context, in 2017 the governance has become more robust, with the establishment of the Senior Executive Committee of the PRSA, which is composed of the vice presidents and directors of risk, compliance, human resources, and communications, marketing, institutional relations and sustainability. This committee has the role of deciding about strategic issues and monitoring the progress of critical processes, will act as a bridge with the board of executive officers and others governance instances of the PRSA.

Complement the commitments assumed in the PRSA, those present in other Bank policies, such as the Anti-Corruption Policy, Supplier Relationships and Homologation Policies, Human Rights Policy, Social-Environmental Risk Policies and the Private Social Investment Policy, which aims to guide the Private Social Investment strategy and present guidelines for the creation and maintenance of social programs that strengthen this strategy in order to concretize its contribution so that people and businesses prosper.

In addition, the bank have procedures and a management which are intended to mitigate the risk that external factors bring to the business as well as to manage the impacts generated by the Bank that can extend to society and the environment.

A direct risk generated by the banking activity is the inadequacy in the concession or use of credit, which can generate over-indebtedness, especially in families. To mitigate this risk, strategies based on consumer behavioral data are adopted before default occurs. In addition, Santander offers proposals of debt renegotiation appropriate to the individual's ability to pay.

Another crucial risk is related to the impacts, possibly caused by projects and companies that the Bank decides to finance. In this case the Social and Environmental Risk is analyzed in order to mitigate issues arising from operational risk, capital risk, credit risk and reputational risk.

Santander’s Social and Environmental Risk Management is carried out through the analysis of the socio-environmental practices of clients that have limits or credit risk greater than BRL5 million and are included in one of the 14 sectors of social and environmental attention. Until 2017, social and environmental analysis was applied to the wholesale segment and since January 1st, 2018 it is also conducted to the retail segment Empresas 3.

A specialized team, with a background in Biology, Health and Safety Engineering, Geology and Chemical Engineering, perform this procedure. The financial analysis team considers the potential for damages and impacts that unfavorable socio-environmental situations can cause to the financial condition and the guarantees of the clients. The analysis focuses on preserving capital and reputation in the market. The dissemination of this practice is obtained through constant training of the commercial and credit areas about the application of socio-environmental risk standards in the credit approval process for legal entity in the Wholesale Bank.

Since 2009, Banco Santander has been a signatory of the Equator Principles to mitigate socio-environmental risks in the financing of large projects.

Besides that, the credit rating process for clients from the Corporate sector - companies with revenue of more than BRL200 million - includes a score for their social and environmental practices. The initiative known as Social and Environmental Rating, involves direct benefits for: 1) the client, which has its social and environmental responsible practices rewarded with better credit terms; 2) the Bank, which has strengthened its credit; 3) and Society, by encouraging responsible practices to the clients´ business, promoting and incentivizing corporate responsibility in different production chains and sectors.

In relation of relationship between Santander and its suppliers, it is backed by the Global Compact guidelines - a UN initiative to adopt globally accepted practices in areas such as human rights, labor relations, the environment and the fight against corruption, which has been a signatory since 2007. These guidelines are present in the competition, homologation and hiring process. During the approval process, suppliers are evaluated in technical, administrative, legal and socio environmental aspects, and for 100% of suppliers of high criticality, the Bank has a Supplier Qualification Index (IQF). In the formalization of the provision of a service or acquisition of a good, the Bank uses contracts that have clauses of social and environmental responsibility aligned with the guidelines of the Global Compact. We implemented the Corporate Framework of Agreements with Third Parties and Control of Suppliers, which establishes guidelines that regulate the relationship between the Group's entities and suppliers, in order to mitigate the inherent risks of the business, from the contracting and / or outsourcing process, as well as during the term of the contract. During the service rendering, we have a process of monitoring our suppliers, verifying the regularity of tax, tax and labor obligations and transparency in relation to the Public Administration, allowing the adoption of actions to mitigate risks. It considers risks such as: Technological and Operational, Reputational, Legal, Compliance, Sustainability, among others.

Risk Control Function

On February 23, 2017, Bacen published CMN Resolution No. 4,557, which provides for the Risk and Capital Management (GIRC) structure and entered into force 180 days from the date of its publication. The Resolution highlights the need to implement an integrated risk and capital management structure, definition of an integrated stress test program and Risk Appetite Statement (RAS), constitution of a Risk Committee and appointment of a director for management and director of capital. Banco Santander carried out a mapping of the necessary actions, aiming at adherence to the new Resolution without identifying relevant impacts resulting from this standard up to the date of publication of this note.

Banco Santander has an Integrated Risk Management area for identification, monitoring, control and consolidation, ensuring the correct treatment of all risks (financial and non-financial) to which it is potentially exposed, ensuring follow-up in appropriate internal forums of governance.

Management and control of risks in the Conglomerate Santander is structured into three lines of defense, which develop three different functions.

i. Management of risks from their generation;

ii. Control and consolidation of risks, overseeing their management; and

iii. Independent review of the risk activity.

The three lines of defense should have sufficient separation and independence to not compromise the effectiveness of the general management.

Without prejudice the independence aforementioned, the three lines of defense should act together to maximize their efficiency and boost their effectiveness.

Definition of the Defense Lines

First Line of Defense: Generation and Risk Management

Lines of business or activities that create exposure to a risk are the first line of defense. The generation of risk in the first line of defense should be adjusted to the appetite and limits defined. In order to carry out its role, the first line of defense should be equipped with resources in order to be able to identify measure, manage and report the risks assumed.

Second Line of Defense: Control and Supervision of Risks

The second line of Defense, represented by the Executive Vice Presidency of Risks (from now, VPE of Risks), is composed by specialized teams in risk control and supervision of its management. This second line of defense should safeguard the effective control of risks and ensure that they are managed in accordance with the risk appetite defined by the Conglomerate Santander.

Third Line of Defense: Internal Audit

Internal Audit, acting as the last layer of control in the Conglomerate Santander, should regularly evaluate that policies, methods and procedures are adequate, and check that they are effectively implemented in the management.

Corporate Governance Risk Function

The governance model is structured in a vision of decision, focusing on examination and approval of proposals and credit limits, and in a vision of control, with a focus on full control of risks.

The fundamental principles that rule the risk governance model are:

• Independence of the risks in relation to business area;

• Involvement of the management in decision making; and

• Collegiate Decisions and consensus on credit operations.

The CER-Executive Committee of Risks is the local decision-making forum with representatives of the Bank's management, including the President, VPE and the other members of the Executive Board. The main tasks of this Committee are:

• Monitor the development of credit cards market;

• Decide on proposals for credit;

• Define and monitor compliance with risk appetite;

• Define the actions with regard to the recommendations made by the local regulator and by Internal Audit;

• Approve and authorize the management tools, improvement initiatives, the follow-up of projects and any other relevant activities related to the management of risks; and

• Approve risk policies as well as changes in risk policies with impact on revenue, margin or costs of provision.

The CCR - Risk Control Committee is the control and monitoring local forum with representatives of the Bank's management, including the VPE of Risks and the Vice President of Finance. The main tasks of this Committee are:

• Conduct a comprehensive and periodic follow-up of all risks, if its profile is within the established in the risk appetite, Business Strategic Planning and in the budget approved by the Board of Directors;

• Conduct a periodic and independent control of risk management activities;

• Supervise the measures adopted with regard to risks, to comply with the recommendations and directions made by the regulatory body and Local Audit; and

• Provide to the Board of Directors and the Executive Commission the information and assistance they need in terms of risks.

The relevant issues of risk management or those that exceed the jurisdiction of these committees will be forwarded and decided by the Board of Directors.

Credit Risk Management

The credit risk management provides subsidies to the development of strategies as risk appetite, beyond boundaries, covering the exposure analysis and trends, as well as the effectiveness of the credit policy. The goal is to keep a risk profile and a minimum appropriate return to compensate the estimated default rates, both the client and the portfolio, as defined by the Executive Committee and Board of Directors.

Credit risk management is specialized due to the characteristics of customers, being segregated between individual clients (with dedicated analysts tracking) and clients with similar characteristics (standardized):

• Individualized Management – is performed by a risk analyst defined, which prepares analyses, forwards to the Committee and monitors the client´s risk evolution. Also covers clients of the wholesale segment: Corporate and Global Corporate Banking (GCB); and

• Standardized Management - dedicated to individuals and companies not framed as individual clients. It is based on automated decision-making models and internal risk assessment, supplemented by commercial competence and specialized analysts teams to handle exceptions.

The profile of credit risk assumed by the Bank is characterized by a diverse geographic distribution and prevalence of retail banking operations. Macroeconomic aspects and market conditions, as well as the sectorial and geographical concentration, the profile of the clients and the economic perspectives are also evaluated and found to be adequate in measuring credit risk.

The risk involved in the loan, the borrower, counterparty identification, risk classification in different categories, the granting of credit and periodic assessments of the levels of risk are procedures that corroborate for the determination of volumes of guarantees and provisions necessary for credit operations that are carried out in accordance with the regulations in force and with the proper security.

The policies, systems and procedures used are reassessed annually to be always according to the needs of the risk management and to the current market scenarios.

a) Rating Models

The Bank uses its own models score/rating, to measure the quality of a client's credit or another operation. Each rating is related to a probability of default or non-payment, determined from the historical experience of the institution, with the exception of a few regarded portfolios as Low Default Portfolios using market data to predict defaults. The scores/ratings are used in the process of approval and monitoring of risk.

The ratings assigned to clients are reviewed periodically, incorporating the new information available and the experience developed in the banking relationship. The frequency of these new reviews is greater for clients who reach certain levels in the automatic systems and to those classified as special monitoring.

The Global qualification tools are those applied to segments of sovereign risk, financial institutions and GCB, with centralized management in the Bank. These tools generate the rating of each client, which is obtained from an automatic module or quantitative, based on coefficients of balance sheets or macro-economic variables, complemented by the analyst's judgment and are reviewed to ensure that the qualifications for those assigned are progressively improved.

In the case of companies and private institutions, a single methodology was set to develop a rating in each country, based on the same modules that previous ratings: quantity or automatic (in this case, analyzing the credit behavior of a sample of clients in relation to their financial States), qualitative or revision made by the analyst with final adjustments.

For clients with standardized management, for both companies and clients, there are scoring tools that automatically assign a note to client.

These tools are complemented with performance models, which allow a greater predictability of risk taken and which are used for preventive activities and marketing.

b) Credit Risk Cycle

The process of credit risk management is to identify, measure, analyze, manage, negotiate and decide about the exhibitions which Conglomerate Santander companies are subject. The cycle of credit risk management has different functions to each of the three phases:

• Pre-sale: includes the processes of planning, goal setting, risk analysis, risk appetite definition, approval of new products and processes of credit rating;

• Sale: decision making for pre-ranking and specific operations; and

• Post Sale: covers the processes of monitoring, measurement and control, in addition to the management of the process and recovery.

This process is followed by the Board of Directors and the Executive Board of the Bank that approves the policies and procedures of risks, the limits, the delegations of jurisdictions in addition to supervise the activities of the Vice Presidency.

Planning and Risk Limits

The risk limit establishes the Bank's interest by evaluating business proposals and the risk position. It is defined through risk appetite approved by the management of the Conglomerate and of the units.

As a pre requirement for the Bank’s strategic planning, risk appetite limits are defined. Metrics and limits are approved by the Executive risk committee, by de board of directors, according to the governance stablished in the Banco Santander Risk Corporative framework.

The limits are based on two basic structures: clients/segments and products.

In the case of individual risks, the most basic level is the client, for which are established individual limits.

For GCB clients it is used a pre-ranking model based on a measurement and monitoring system of economic capital. Regarding the Corporate segment, a operational limit model.

In the case of standardized risks, risk limits are set by automatic tools (massive approval), that different rules apply according to the product, credit profile and risk of the customer and are described in the Commercial Strategic Planning (PEC), which is a document previously agreed by the Commercial area and contains the expected results in terms of risk/return.

When there is a denial by the automatic tool, it is possible to use the individualized analysis by the specialized team of Risks that evaluates and can approve the limits or operations for the client, based on judgments or market information that the automatic model can not capture.

Risk Analysis

It consists of examining the ability of the counterparty to meet its contractual commitments with the Bank and other entities of the Conglomerate.

Through expert analysis or statistical models, is assigned a rating that reflects the probability of occurrence of default.

This analysis is carried out at least annually, and may be reviewed with greater frequency if the risk profile of the client requests (due to centralized alert systems or visits of the Manager or credit analyst) or if there are specific operations outside of the credit limits stablished.

Decision-Making on Proposals

Aims to analyze and adopt resolutions, according to pre-established policies, taking into consideration the risk appetite and any important operation elements to evaluate the risk and return.

The Bank Santander uses, among others, the Risk Adjusted to the Return on Capital (RORAC) methodology for the analysis and pricing in decision-making on operations and business, especially, in the largest Conglomerates (wholesale segment).

Retail operations are released from approved limits via standardized form or through exception procedures, using judgmental elements as preset jurisdiction.

Risk Monitoring

Preventive detection of deterioration in the credit quality of the operation is the responsibility of the business manager in conjunction with the risk analyst. Additionally, risk monitoring is carried out through a process of permanent observation for early identification of incidents that may arise in the development of operations, clients and environment.

This monitoring can result in customer classification in SCAN (Santander Customer Assessment Note), which is a system that allows differentiation of the management level and the action to be taken on a case by case basis.

These clients are reviewed every six months or every quarter for cases of more severe categories. The classification SCAN can also arise from the review carried out by the Local Audit.

Daily routines extracted from specific systems are used, at the individual level, with the aim of controlling the proper use of granted limits. In this same level, it is done the control of the guarantees sufficiency, for centralized management area.

In the case of the risks in the standardized level, the key indicators (concentration, loss of credit and fulfillment of budget) are monitored in order to detect variations in the performance of the portfolio compared to projections carried out in PEC.

The reassessment of risk in the client level occurs from the monthly calculation of risk through behavioral models which might consider, for example, variables relating to late payment and external constraints.

Indicators are analyzed to measure performance and adherence of decisions taken, in order to determine possible adjustments in the levels of delegated jurisdiction.

Provisions

The Banco Santander constitutes provision for loan losses in accordance with the current legislation of Bacen, in accordance with CMN Resolutions 2,682/1999, 2,697/2000 and Circular letter of Bacen 2,899/2000, sorting by rating credit operations and determines the minimum percentage of required provision (Note 8.e).

Credit Recovery

The Recovery business area is responsible for managing the non-performing portfolio. The area has the role to define, implement and monitor strategies and performances related to the delinquent client portfolios, seeking to ensure maximum efficiency in the recovery and considering all legal requirements. The area uses statistical tools to study the behavior of clients by drawing more assertive strategies for recovery.

Clients most likely to pay are classified as low-risk clients with low probability of payment are classified as high risk, determining the intensity of the charge.

The performances of the recovery channels are defined by the "Map of Responsibility", a document that uses the time of default versus the risk of value, and other characteristics used to compose the definition of strategies.

The Bank use some specific recovery methods according to the public as detailed below:

• Internal teams specialized in restructuring and credit recovery with direct management of delinquent clients with overdue more than 60 days and higher values; and

• Specialized external offices to recover, report and assess high-risk customers. These offices are commissioned according to pre-established percentages applied to the amounts recovered.

Sale of non-performing loans portfolio is a recurrent part of the recovery strategy, in which case only the credit rights are sold, all relationship and transactional means remain in the Bank.

Structure of Capital Management

Santander adopts a robust governance that supports all processes related to effective capital management aiming:

• To define coherent way the functions of each team involved in capital management;

• To ensure that the capital limits established in management, risk appetite and the Risk Identification Assessment (RIA) are met;

• To ensure that actions related to the institution's strategy consider the impacts generated in the allocation of capital;

• To ensure that senior management actively participates in management and is informed with recurrence about the behavior of capital indicators.

In addition, the responsibilities of the main departments involved are defined, according to lines of defense aforementioned.

All processes, calculations, and models involved in capital management are audited and validated internally as third line of defense, having the results reported to the Management.

Santander Brasil has a director responsible for capital management, appointed by the Board of Directors. Furthermore, there is an institutional policy of capital management which are guidelines for the calculation, management, control and reporting of the Capital, fulfilling all the defined requirements for a capital management structure established in the Resolution 4,557/17.

Other Information

As of governance established, the main activities to be adopted for capital management are defined:

• Definition of solvency and capital contribution targets;

• Development of a Multiyear Capital Plan;

• Assessment of the Capital Adequacy;

• Development of Annual Capital Budget;

• Monitoring and controlling the budget´s performance and development of action plans to correct any budget´s deviation.

• Preparation of internal capital reports as well as reports to the supervisor and the market.

For the stages of defining the capital targets, multiyear capital plan, budget and monthly control, it is verified the consistency with regulatory requirements, the institution's risk profile and risk appetite indicators.

Finally, It is worth mentioning, that the process of management, monitoring and control of capital is carried out for both regulatory and economic capital.

37. Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Acquisition of technology companies Isban Brasil S.A. and Produban Serviços de Informática S.A.

Banco Santander purchased, on February 19, 2018, the shares representing the totality of equity capital of Isban Brasil S.A., formerly held by Ingeniería de Software Bancário, S.L., for the amount of BRL 61.078. On February 28, 2018, Banco Santander acquired the shares corresponding to 100% equity stake of Produban Serviços de Informática S.A., through payment of BRL 42.731 in benefit of Produban Servicios Informáticos Generales, S.L. The parties involved in the transaction have Banco Santander, S.A. (Santander Spain) as common indirect controller, being certain that such operations were accomplished under market conditions.
At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33,000, through the issuance of 11,783,900 (eleven million, seven hundred and eighty-three thousand, nine hundred) new registered shares and without par value. The totality of Isban Brasil shares issued as a result of the capital increase was subscribed and paid in by the shareholder Banco Santander Brasil.

b) Partnership Formation with HDI Seguros S.A. for the Creation of the Totally Digital Cars Insurance Company

On December 20, 2017, Banco Santander signed binding documents with HDI Seguros SA (HDI Seguros), to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. The completion of the operation is subject to compliance with certain conditions, including obtaining the relevant regulatory authorizations. On March 2, 2018 the CADE approval has been granted.

c) Agreement for Indirect Purchase of Shares Capital of Ipanema Empreendimentos e Participações and Gestora de Investimentos Ipanema

On July 5, 2017, Atual Securitizadora, a wholly-owned subsidiary of Banco Santander (Note 15), entered into a purchase and sale agreement to acquire a corporate interest equivalent to 70% of the quotas representing Ipanema Empreendimentos e Participações Ltda. Gestora de Investimentos Ipanema Ltda. and the Investment Fund Ipanema NPL V. On September 19, 2017, the Central Bank authorized the acquisition and, after fulfilling the other conditions precedent, the parties concluded the transaction on October 16, 2017.

d) Incorporation of the Gestora de Inteligência de Crédito S.A. – Partnership between Banco Santander and Others Banks of Brazilian Market

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito SA ("Company"), were signed by the stockholders, whose control will be shared among the shareholders who will hold 20% of the its share capital each. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019.

e) Partnership Formation with the Hyundai Group in Brazil

On April 28, 2016, the Aymoré CFI and Banco Santander entered into a transaction for the constitution of a partnership with Hyundai Capital Services, Inc. (Hyundai Capital) for the constitution of Banco Hyundai Capital Brasil S.A.  and an insurance brokerage company to provide, respectively, auto finance and insurance brokerage services and products to clients and Hyundai dealerships in Brazil. The implementation of the operation shall be subject to the applicable regulatory approvals. On September 19th, 2017, it was published in the Federal Official Gazette the Presidential Decree recognizing the Brazilian government’s interest in the foreign shareholding on a national financial entity to be incorporated jointly by Santander and Hyundai groups. Moreover, in September 27, 2017, the Central Bank of Brazil issued an official letter with its positive manifestation in favor of the project and authorized the setup of the organizational structure of Banco Hyundai Capital Brasil S.A. Pursuant to the new corporate structure established between the parties in March 2018, the shareholding composition of the partnership shall have an equity participation of 50% held by Aymoré CFI and 50% held Hyundai Capital. The completion of the operation is subject to compliance with certain conditions, including obtaining the relevant regulatory authorizations. On March 2, 2018, authorization was granted by CADE.

f) Other Corporate Movements

The following corporate acts were also carried out:

• On February 28, 2018, the company Isban Brasil S.A. was merged in Produban Serviços de Informática S.A. (both entities controlled and with totality of their equity stake held by Banco Santander), being certain that Produban Serviços de Informática S.A. has succeeded the extinguished Isban Brasil S.A. in all of its rights and obligations. On the same date, Produban Serviços de Informtática had its corporate name changed to Santander Brasil Tecnologia S.A., a company controlled and with equity fully held by Banco Santander.

• On December 22, 2017, Santander Corretora de Seguros (current corporate name of Santander Participações SA), Cia de Ferro Ligas da Bahia - Ferbasa SA (Ferbasa) and Brazil Wind SA entered into an agreement for the sale of 100% percent) of the shares issued by BW Guirapá I SA (respectively the Contract and BW Guirapá I SA) held by Santander Corretora de Seguros and Brazil Wind SA to Ferbasa (Operation). The basic price of the total sale of this operation is R$414 million, and an additional amount of up to R$35 million may be paid if future targets stipulated in the Contract are met. On April 2, 2018, the closing of the transaction was implemented. This investment was written off, as a result the assets and liabilities of BW Guirapa and its subsidiaries are no longer consolidated in the Conglomerate Balance Sheet, and the result is recorded in the income statement until the base date of November 30, 2017 (Notes 15 and 33).

• On November 30, 2017, the merger and the Private Instrument of Protocol and Justification of the Merger Santander Serviços by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.). With the extinction of Santander Serviços , Santander Corretora de Seguros became its successor in all its rights and obligations.

• On November 17, 2017, was formalized the acquisition by Banco Santander of the participation by Santusa Holding, S.L. (equivalent to 39.35%) in the share capital of Santander Serviços. Thus, Banco Santander becomes the holder of 99.99% of the shares of Santander Serviços.

• On October 26, 2017, after the Central Bank of Brazil issued an official letter with its positive manifestation in favor of the transaction, was formalized the acquisition by Banco Santander from all of the shares of Webcasas S.A. held by Santander Serviços. On November 1st, 2017, Webcasas S.A. was renamed to Santander Holding Imobiliária S.A. and had its corporate purpose altered to include activities related to real estate business.

• On September 29, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Brasil Advisory by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on August 31, 2017, all of the assets, rights and obligations of Santander Brasil Advisory. With the extinction of Santander Brasil Advisory the Santander Corretora de Seguros became its successor in all its rights and obligations.

• On August 31, 2017, the merger and the Private Instrument of Protocol and Justification of Santander Microcrédito by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.) were approved, so that Santander Corretora de Seguros received through their book value, based on the balance sheet drawn up on June 30, 2017, all of the assets, rights and obligations of Santander Microcrédito. With the extinction of Santander Microcrédito the Santander Corretora de Seguros became its successor in all its rights and obligations.

38. Other Information

a) The co-obligations and risks on guarantees provided on behalf of clients, recorded in compensation accounts, amounted to R$36,577,693 (12/31/2017 - R$38,528,594) in the Bank and R$37,112,616 (12/31/2017 - R$39,173,505) in the Consolidated.

b) The total amount of Santander Conglomerate investment funds and assets under management is R$1,774,992 (12/31/2017 - R$1,747,623) and the total amount of investment funds and assets managed is R$195,088,112 (12/31/2017 - R$188,728,634) recorded in compensation accounts.

c) The insurance contracted in effect on March 31, 2018, the global bank, fires, vehicles and other, have coverage amount of R$1,316,447 (12/31/2017 - R$1,316,447) in the Bank and R$1,323,806 (12/31/2017 - R$1,323,806) in the Consolidated and global bank, was hired insurance with coverage amount of R$148,499 (12/31/2017 - R$148,499) in the Bank and Consolidated, may be used alone or together, provided they do not exceed the contracted amount.

d) The balances related to the related operations were:

Bank/Consolidated
	Assets	Revenues	Assets	Revenues
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
		01/01 to		01/01 to
	03/31/2018	03/31/2018	12/31/2017	03/31/2018
Active Binded Operations
Credit Operations	206,298	77	-	170
Liabilities for Binding Assets
Deposits	(206,298)	(77)	-	(170)
Net Income		-		-

There are no delinquent transactions, as well as judicial inquiries regarding linked assets or the funds raised for the application in these operations.

e) Clearing and Settlement Agreements - CMN Resolution 3,263 / 2005 - Banco Santander has an agreement for the compensation and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in in greater guarantee of financial settlement, with the parties that have this modality of agreement. These agreements establish that the payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations to the counterparty.

f) Other Obligations - Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criteria and includes the right to opt for renewals and adjustment clauses, classified as operating lease. The total of the future minimum payments of non-cancellable operating leases is shown below:

	03/31/2018	12/31/2017
Up to 1 Year	693,077	624,424
Between1 to 5 Years	1,610,142	1,545,101
More than 5 Years	259,196	288,420
Total	2,562,415	2,457,945

Additionally, Banco Santander has contracts with no maturity date determined, totaling R$888 (12/31/2017 - R$934) corresponding to the monthly rent contracts with this feature. Payment of operating leases recognized as expenses in the first quarter of 2018, were at the valued of R$172,769 (2017 - R$167,041).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, in accordance with contractual clauses and legislation.

g) In the context of the merger transaction of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (Getnet H.U.A.H. S.A.) into Getnet Adquirencia e Serviços para Meios de Pagamento S.A. (Getnet S.A.), Banco Santander has granted to members of the Getnet H.U.A.H. S.A. a put option linked to all shares of Getnet H.U.A.H. S.A. held by them, equivalent to 11.5% of the total capital of the company. Considering the conditions for the exercise of the put option, it was not registered any corresponding obligation.

h) In the context of the operation, there were granted between Banco Santander and Banco Bonsucesso S.A. (Banco Bonsucesso) a put option (Banco Bonsucesso right of sale) and purchase (Banco Santander right to acquire), relating to all shares issued by the Banco Olé Consignado Bonsucesso held by them, representing to 40.0% of the total capital of the company owned by Banco Bonsucesso . Considering the conditions for the exercise of the put option, no corresponding obligation was recorded.

****

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES

Executives' Report on the Financial Statements

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended March 31, 2018, the Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Report, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by the Audit Committee of the Company.

Members of Banco Santander´s Executive Board on March 31, 2018:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officers
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mário Roberto Opice Leão
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho

Officers Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
André de Carvalho Novaes
Cassio Schmitt
Carlos Aguiar Neto
Cassius Schymura
Claudenice Lopes Duarte
Ede Ilson Viani
Germanuela de Almeida de Abreu
Gilberto Duarte de Abreu Filho
Gustavo Alejo Viviani
Igor Mario Puga
José Teixeira de Vasconcelos Neto
Leopoldo Martinez Cruz
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marino Alexandre Calheiros Aguiar
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Rodrigo Cury
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

(Free Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARIES

Executives' Report of Independent Auditors' Report

In order to comply with the provisions of article 25, paragraph 1, item V, of the Instruction of the Securities and Exchange Commission (CVM) 480, of December 7, 2009, the members of the Executive Board of Banco Santander (Brasil) SA or Company) declare that they have discussed, reviewed and agreed to the Financial Statements under the BRGAAP criterion of Banco Santander, which includes the Independent Auditors' Report on the Financial Statements under the BRGAAP criterion of Banco Santander for the period ended March 31, 2018 , and the documents that comprise them, being: Management Report, balance sheets, income statement, statement of changes in equity, statement of cash flows, statement of value added and explanatory notes, which were prepared in accordance with accounting practices adopted in Brazil, in accordance with the Brazilian Corporation Law, the rules of the the Central Bank of Brazil in accordance with the model of the National Financial System Institutions Accounting Plan ("COSIF") and other applicable regulations and legislation. These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee.

Members of Banco Santander´s Executive Board on March 31, 2018:

CEO
Sergio Agapito Lires Rial

Senior Vice-President Executive Officers
José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer
Angel Santodomingo Martell

Vice-President Executive Officers
Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mário Roberto Opice Leão
Vanessa de Souza Lobato Barbosa

Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho

Officers Without Designation
Alexandre Grossmann Zancani
Amancio Acúrcio Gouveia
André de Carvalho Novaes
Cassio Schmitt
Carlos Aguiar Neto
Cassius Schymura
Claudenice Lopes Duarte
Ede Ilson Viani
Germanuela de Almeida Abreu
Gilberto Duarte de Abreu Filho
Gustavo Alejo Viviani
Igor Mario Puga
José Teixeira de Vasconcelos Neto
Leopoldo Martinez Cruz
Luis Guilherme Mattos de Oliem Bittencourt
Luiz Masagão Ribeiro Filho
Marcelo Malanga
Marino Alexandre Calheiros Aguiar
Nilton Sergio Silveira Carvalho
Rafael Bello Noya
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Robson de Souza Rezende
Rodrigo Cury
Ronaldo Wagner Rondinelli
Sérgio Gonçalves
Thomas Gregor Ilg
Ulisses Gomes Guimarães

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 24, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer